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                                                               November 15, 1999

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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20429

                                    FORM 10

                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                                Telemonde, Inc.
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            (Exact name of Registrant as Specified in its Charter)




       Delaware                                               62-1795931
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(State or Other Jurisdiction of                           (I.R.S. Employer
Incorporation or Organization)                           Identification No.)


      200 Madison Ave., Suite 520,
         New York, New York                                     10016
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(Address of Principal Executive Offices)                     (Zip Code)

                                (212) 683-4999
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             (Registrant's Telephone Number, Including Area Code)


Securities to be registered pursuant to Section 12(b) of the Act:


            Title of Each Class                Name Of Each Exchange On Which
            To Be So Registered                Each Class Is To Be Registered
            -------------------                ------------------------------

                  NONE                                       NONE

Securities to be registered pursuant to Section 12(g) of the Act:

                    Common Stock, $.001 Par Value Per Share
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                               (Title of Class)


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                               TABLE OF CONTENTS
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
FORWARD-LOOKING STATEMENTS....................................   3

ITEM 1.  BUSINESS.............................................   4

ITEM 2.  FINANCIAL INFORMATION................................  43

ITEM 3.  PROPERTIES...........................................  58

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
         OWNERS AND MANAGEMENT................................  59

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS.....................  61

ITEM 6.  EXECUTIVE COMPENSATION...............................  66

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.......  67

ITEM 8.  LEGAL PROCEEDINGS....................................  70

ITEM 9.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
         COMMON EQUITY AND RELATED STOCKHOLDER MATTERS........  70

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES..............  71

ITEM 11. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE
         REGISTERED...........................................  73

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS............  75

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA..........  77

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
         ON ACCOUNTING AND FINANCIAL DISCLOSURE...............  78

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS....................  78

SIGNATURES....................................................  83
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FORWARD-LOOKING STATEMENTS

This registration statement includes "forward-looking statements" within the meaning of the federal securities laws. Forward-looking statements are any statements other than those relating to historical information or current condition, including without limitation, statements regarding future margin performance, customer retention capabilities, future revenues, strategy, and pricing of services. Forward-looking statements can often be identified by the use of forward-looking words such as "believes," "estimates," "expects,"
"intends," "may," "will," "should," or "anticipates."   In addition, from time
to time, we or our representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements also may be included in various filings that we have made or may make with the Securities and Exchange Commission, in press releases or in oral statements made by or with the approval of one of our authorized executive officers.

The forward-looking statements referred to above involve predictions. We cannot assure you that the future results will be achieved or that, if achieved, such results will be indicative of the results in later periods. The inclusion of forward-looking statements in this registration statements should not be regarded as a representation by us or any other person that our objectives or plans will be achieved or that our operating expectations will be realized. Actual events or results may differ materially as a result of certain risks which are more fully described in this registration statement in the BUSINESS section under the caption "Risk Factors." Such risks include:

     .    Our ability to increase our capital base.

     . The rate at which we add new customers and the prices those customers pay for our bandwidth and other services.

     . Our ability to obtain trans-Atlantic and other bandwidth capacity on favorable terms.

     . Customer payment terms where customers require a deferred payment plan for their purchase or lease of our IRUs.

     . The speed and extent to which we add networking and related services, including but not limited to telehousing facilities and e-commerce services, to our portfolio of products and services.

     . The ability of our local relationships in emerging markets to support our customers and meet our obligations.

     . The completion of the planned expansion of our networks and infrastructure.

     . General economic, financial, competitive, legislative, regulatory, and other factors that are beyond our control.

We undertake no obligation to publicly update or revise any forward-looking statement. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained in this registration statement.

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ITEM 1.     BUSINESS

You should read this description of our business together with our management's discussion and analysis of financial condition and results of operations and the financial statements and related notes appearing elsewhere in this registration statement.

Overview

We are a facilities-based international communications company. We are creating a global network infrastructure to interconnect the developed world markets with regional hubs in the emerging markets. We offer managed bandwidth, voice, data and Internet services over our voice and data switching infrastructure. Our services are intended to enable emerging markets to have access to the telecommunications facilities of the developed world. These services will enable populations of developing countries to participate in the global communications community through our regional hubs. Our target customers include leading global telecommunications carriers, incumbent public telephone operators (PTO's) in developing countries, Internet service providers (ISPs), multimedia service providers (MSPs) and new entrants to the telecommunications market. We seek to capitalize on the increasing demand for high quality international communications services which is being driven by the globalization of the world's economies, the worldwide trend toward telecommunications deregulation, and growth of voice, video, data and Internet traffic.

As part of our strategy to provide a portfolio of bundled communications services in selected emerging markets, we are prepared to enter into a joint venture with a strategic local partner. The joint venture then partners with the developing country's PTO. We combine the PTO's existing infrastructure, where it has been built, and create our own, where it has not to deliver a tailored set of voice, data and Internet products into emerging markets.

To execute our strategy we will use our infrastructure and services, including:

Point-to-point Bandwidth. We provide high capacity bandwidth to leading global telecommunications carriers, new entrants to the developed telecommunications markets and Internet carriers. This capacity is purchased in bulk, broken down and then re-sold or leased. We are negotiating with our suppliers for the right to expand our existing inventory of trans-Atlantic bandwidth to include, trans-Pacific, Central and South American, North American and pan-European fiber capacity. This expansion will allow us to provide our customers with a global network at competitive prices. In addition, we plan to use surplus capacity to create a global network for our own use.

Internet Capability. We intend to offer Internet service providers terrestrial network platforms and high-speed Internet connectivity, based upon the supply of fiber optic bandwidth and associated services. Our product offering will include secure on-line card processing for e-commerce, as well as website design development and hosting. We

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intend to market our internet solutions to businesses and to offer our clients co-location and web hosting within our planned facilities.

Intelligent Network Platforms. We place our intelligent network platforms into primarily monopolistic emerging markets through joint ventures and relationships with the incumbent PTOs of developing countries. We have identified over 140 such countries. By targeting monopolistic markets we can use our intelligent network solutions as a foundation from which we can enhance existing access platforms. We create, in partnership with PTOs, incremental and new revenue opportunities through route management services and the introduction of enhanced services such as voice mail, fax mail, prepaid mobile calls and premium rate services.

Managed Voice and Data Services. We intend to further develop and enhance our existing switched voice and data services and route management services. These services will generate more bandwidth sales across the network, lower the costs per minute of our traffic and generate revenues from utilizing the competitive international interconnect rates of developed markets.

Carrier Hotel Facilities. We currently lease space in and intend to acquire completed facilities through which voice and data traffic physically passes across networks, including carrier hotels and landing stations. We expect to generate revenue streams from rentals in carrier hotels and the carrier hotel will create a telecommunications community into which it's broader products and services, such as web hosting, can be offered. We plan to develop physical landing stations for new fiber optic systems in developing countries.

Competitive Strengths

Established presence as a carriers' carrier. We have entered into major supply contracts for capacity on two trans-Atlantic fiber optic systems. During our short history, we have signed sale contracts with customers totaling $52 million. As a result of these contracts and discussions with prospective customers, we have established a market presence and created a market awareness of Telemonde as a participant in the carrier's carrier market.

We are responsible for the delivery and maintenance of our customers' capacity. Through our subsidiary, Telemonde Networks Limited (TNL), our technical staff provide quality network services to our customers. The recent launch of telemonde.net, S.A., has brought our bandwidth and network services to the attention of European ISPs for high volume digital video, sound, software and high speed Internet access.

Operations and presence in emerging markets. We have established operations or a presence in the emerging markets of the Russian Federation, the Middle East, and Africa. Our subsidiary, EquiTel Communications, Limited has obtained and operates several route management contracts terminating in the Russian Federation and South East Asia. Since February 1999, EquiTel has been undertaking a trial for an intelligent networks system in Oman, and in August 1999 was authorized to proceed with a national roll-out in the Muscat region of Oman.

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EquiTel has signed a joint-venture agreement with local partners in Bangladesh and is in negotiations to place intelligent network services in Malaysia in conjunction with local partners. In addition, EquiTel plans to establish a new entity to market EquiTel's services in Asia, Africa and the Middle East and has recruited Mr. Bert Cooper to lead the business.

Established intelligent networks platform. As discussed above, EquiTel has developed and installed a national intelligent network system in Oman. Although the Omani system currently supports pre-paid card services, the intelligent networks system is capable of providing other intelligent network services, including post-paid card services and enhanced services for voice mail, fax mail, short message services, intelligent routing and single number services. EquiTel has entered into an agreement which will result in the purchase of all of the shares of ITS Europe S.L, a telecommunications reseller in Spain which will utilize EquiTel's intelligent networks systems in Spain.

Experienced management team. Our executive officers have substantial industry and management experience. Most of them have many years of experience in senior management positions in leading international telecommunications businesses. In addition, our executive officers are supported by industry-experienced management in sales, operational and technical functions. As a result, we have the skills and ability to support business growth and to effectively manage such growth.

Strategic implementation is progressing. Part of our strategy is to create an extensive international infrastructure, which will enable us to deliver a broad range of voice, data and Internet products and services to our chosen markets. As a result, we will be able to provide dedicated "turnkey" solutions to customers in the United States and Western Europe, but, in particular, we will use our infrastructure and services to enable emerging markets to access the telecommunications and Internet services of the developed world.

We have made progress in implementing this strategy. Through the acquisition and utilization of fiber-optic capacity, we are creating a network in the developed markets of the United States and Western Europe. Through the acquisition of EquiTel, we have developed and we are developing business in a number of emerging markets. We are therefore well positioned for the further implementation of our strategy. We intend to create retail telecommunications companies in the emerging markets, in partnership with the incumbent PTO, to offer high margin services to those markets. We also intend to develop Internet services for commercial use in both the liberalized and emerging markets. In the emerging markets, we will supply these services over our planned global infrastructure; however, they will be marketed and supported through local partnerships.

Industry and Market Opportunity

International Long Distance.

The international long distance telecommunications services industry consists of all transmissions of voice and data that originate in one country and terminate in another.

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The industry is undergoing a period of fundamental change that has resulted, and is expected to continue to result, in significant growth in the usage of international telecommunications services. According to Telegeography
                                                                  -------------
1999, a leading telecommunications industry source, in 1997 the international
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long distance industry accounted for $66 billion in revenues and 82 billion minutes of use. This is an increase from $27 billion in revenues and 22 billion minutes of use in 1988. Furthermore, the industry is projected to reach approximately $80 billion in revenues and 159 billion minutes of use by the year 2001.

We believe that a number of trends in the international telecommunications market will continue to drive growth in international traffic, including:

     . globalization of the world's economies and the worldwide trend toward deregulation and privatization of telecommunications markets;

     .    the growth of data and Internet traffic;

     . declining prices and a wider choice of products and services driven by greater competition resulting from privatization and deregulation;

     . increased telephone accessibility resulting from technological advances and greater investment in telecommunications infrastructure, including deployment of wireless networks; and

     .    increased international business and leisure travel.

The different rates at which these trends have developed in regions of the world have presented innovative telecommunications service providers with unique opportunities in emerging markets.

International Switched Long Distance Services.

International switched long distance services are provided through switching and transmission facilities that automatically route calls to circuits based upon a predetermined set of routing criteria. An international long distance call typically originates on a local exchange carrier's network and is transported to the caller's domestic long distance carrier. The domestic long distance provider picks up the call and carries the call to its own or another carrier's international gateway switch, where an international long distance provider picks it up and sends it directly or through one or more other long distance providers to a corresponding gateway switch in the destination country. Once the traffic reaches the destination country, it is routed to the party being called through that country's domestic telephone network.

International long distance carriers are often categorized according to ownership and use of transmission facilities and switches. No carrier exclusively utilizes its own facilities for transmission of all of its long distance traffic. Carriers vary from being primarily facilities-based, meaning that they own and operate their own land-based and/or undersea cable, satellite-based facilities and switches, to those that are purely resellers of another carrier's transmission facilities. Only very large carriers have the transmission facilities and operating agreements necessary to cover the over 200 countries to which major long

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distance providers generally offer service. A significantly larger group of long distance providers own and operate their own switches but use a combination of resale agreements with other long distance providers and leased and owned facilities to transmit and terminate traffic, or rely solely on resale agreements with other long distance providers.

Under accounting rate mechanisms, which have been the traditional model for handling traffic between international carriers, traffic is exchanged under bilateral carrier agreements, or operating agreements, between carriers in two countries. Operating agreements generally are three to five years in length and provide for the termination of traffic in, and return of traffic to, the carriers' respective countries at a negotiated accounting rate, known as the "total accounting rate." In addition, operating agreements provide for network coordination and accounting and settlement procedures between the carriers. Both carriers are responsible for costs and expenses related to operating their respective halves of the end-to-end international connection.

Settlement costs, which typically equal one-half of the total accounting rate, are the fees owed to another international carrier for transporting traffic on its facilities. Settlement costs are reciprocal between each party to an operating agreement at a negotiated rate. Additionally, the total accounting rate is the same for all carriers transporting traffic into a particular country, but varies from country to country. The term "settlement costs" arises because carriers essentially pay each other on a net basis determined by the difference between inbound and outbound traffic between them.

Under a typical operating agreement, each carrier owns or leases its portion of the transmission facilities between two countries. A carrier gains ownership rights in digital undersea fiber optic systems by: (1) purchasing direct ownership in a particular system (usually prior to the time the system is placed into service); (2) acquiring an Indefeasible Rights of Use, or IRU, in a previously installed system; or (3) by leasing or otherwise obtaining capacity from another long distance provider that has either direct ownership or IRUs in a cable. In situations in which a long distance provider has sufficiently high traffic volume, routing calls across cable that is directly owned by a carrier or in which a carrier has an IRU is generally more cost-effective than the use of short-term variable capacity arrangements with other long distance providers or leased cable. Direct ownership and IRUs, however, require a carrier to make an initial capital commitment based on anticipated usage.

In addition to using traditional operating agreements, an international long distance provider may use transit arrangements, resale arrangements and alternative transit/termination arrangements.

Transit Arrangements. Transit arrangements involve a long distance provider in an intermediate country carrying the long distance traffic originating in a second country to the destination third country. Transit arrangements require agreement among all of the carriers of the countries involved in the transmission and termination of the traffic, and are generally used for overflow traffic or in cases in which a direct circuit is unavailable or not justified by the volume of traffic.

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Resale Arrangements.  Resale arrangements typically involve the wholesale purchase and sale of transmission and termination services between two long distance providers on a variable, per minute basis. A single international call may pass through the facilities of multiple resellers before it reaches the foreign facilities-based carrier that ultimately terminates the call. Resale arrangements set per minute prices for different routes, which may be guaranteed for a set period of time or may be subject to fluctuation following notice. The international long distance resale market is continually changing as new long distance resellers emerge and existing providers respond to changing costs and competitive pressures.

Alternative Transit/Termination Arrangements. As the international long distance market has become increasingly competitive, long distance providers have developed alternative transit/termination arrangements in an effort to decrease their costs of terminating international traffic. Some of the more significant of these arrangements include international simple resale, or ISR, re-origination, and ownership of transmission and switching facilities in foreign countries, which enables a provider to terminate its traffic on its own facilities. With ISR, a long distance provider completely bypasses the accounting rates system by connecting an international leased private line to the public switched telephone network of a foreign country or directly to the premises of a customer or foreign partner. Although ISR is currently sanctioned by regulatory authorities only on some routes, ISR services are increasing and are expected to expand significantly as de-regulation continues in the international telecommunications market. As with transit arrangements, re-origination involves the use of an intermediate country to carry the long-distance traffic originating in a second country to the destination third country. However, the key difference between transit and re-origination arrangements is that under a transit arrangement the operator in the destination country has a direct relationship with the originating operator and is aware of the transit arrangement, while with re-origination, the operator in the destination country typically is not aware that the received traffic originated in another country with another carrier. Re-origination of traffic takes advantage of disparities in settlement rates between different countries by allowing traffic to a destination country to be treated as if it originated in another country which enjoys lower settlement rates with the destination country, thereby resulting in a lower overall termination cost. In addition, new market access agreements have made it possible for many international long distance providers to establish their own switching facilities in certain foreign countries, allowing them to directly terminate traffic, including traffic which they have originated.

Internet and Data Services.

Internet connectivity and enhanced Internet and data services represent two of the fastest growing segments of the telecommunications services market. According to International Data Corporation (IDC), the number of Internet users worldwide reached approximately 69 million in 1997 and is forecast to grow to approximately 320 million by 2002.

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The popularity of the Internet with consumers has driven the rapid proliferation of the Internet as a commercial medium.  Businesses are increasingly:

     . establishing websites and corporate intranets and extranets to expand their customer reach and improve their communications efficiency;

     . recognizing that the Internet can significantly enhance communications among geographically distributed offices and employees as well as with customers and suppliers; and

     . utilizing the Internet for mission critical applications such as sales, customer service and project coordination.

In addition, technology trends over the past decade have removed the distinction between voice and data segments. Today, voice conversations are routinely converted into digital signals and sent together with other data over high-speed lines. In order to satisfy the high demand for low-cost communication, software and hardware developers have developed technologies capable of allowing the Internet to be utilized for voice communications. Several companies now offer Internet telephony services which provide real-time voice conversations over the Internet.

We believe that there is significant market opportunity for us to bundle point-to-point bandwidth capacity sales co-location facilities and network management as a way to satisfy the needs of our existing customers and to attract additional carriers and Internet service providers seeking such services.

Bandwidth Capacity.

Bandwidth is the ability to transmit information, packaged as a stream of bits, from one destination to another without losing or distorting the content of the bits. Typically bandwidth is transmitted down systems of fiber optic lines across oceans and land masses. Fiber optic systems use laser-generated light to transmit bandwidth through fine strands of glass and are generally characterized by large circuit capacity, good sound quality and resistance to external signal interference. Recent advances in bandwidth technology called wave division multiplexing allow us to "light" the fiber and increase the transmission speed and capacity of the fiber optic lines. Wave division multiplexing and its next generation variation, dense wave division multiplexing take information bits and transmit them across increasing numbers of wavelengths or light streams, multiplying the capacity of the fiber optic line by more than one hundred times.

We believe that the demand for bandwidth will continue to grow, primarily because of the growth of the Internet and the increase in the size and number of private networks. We expect that bandwidth demand will more than double in the next two years, from approximately 1,000 Gbps in 1999 to 2,500 Gbps in 2001.

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Carrier Hotels.

The phenomenal growth of the Internet and the convergence of voice and data communications have created a huge surge of demand for carrier hotel facilities. Some service providers prefer to acquire their own properties and to fit them to their own requirements. However, many, for speed and ease of inter-connection between carriers and for economies of scale, prefer the concept of "hoteling" or "telehousing." A carrier hotel facility is a building (or part of a building) that has either been specifically designed and built, or been adapted for use by telcos to meet their specific requirements.

These adaptations include:

     .    raised computer floors with large floor voids;

     .    minimum 2.7m floor-ceiling heights;

     .    pressure-tested sealed rooms;

     . advanced air-conditioning systems with individual heat & humidity control;

     . dry-action sprinkler or gas fire suppression systems; diesel-engined generators and uninterrupible power supplies with battery back-up to provide a continuous power supply in cases of mains failure; and

     .    24-hour, 7-days a week total physical security cover.

We have signed a lease agreement with Global Switch Limited, a "carrier hotel" company specializing in telecommunications and internet co-location and service management. Global Switch is a recognized leader in the co-location business, providing high-quality, 24 hours a day, seven days a week staffed, carrier-neutral facilities designed to house telecommunications, Internet, data processing, data storage, and related equipment. Pursuant to the agreement, we have leased, subject to certain conditions, 11,775 square feet in a London carrier hotel and have agreed to lease space in carrier hotels in Amsterdam and Paris.

Emerging Markets.

In many emerging markets, access to bandwidth to transport voice and data traffic remains highly constrained and continues to represent a considerable barrier to entry into these markets. Furthermore, the incumbent PTOs in these markets have been slow to introduce new intelligent network services such as voicemail, conference calling and prepaid and postpaid calling cards.

We believe that emerging markets are attractive because their telecommunications rates are high and remain very profitable. While settlement costs are globally decreasing, we believe that developing countries' local authorities will be slow to liberalize their markets in order to protect the incumbent PTOs and to continue to receive high margin revenues and much needed international currencies. We believe that working in partnership with the incumbent PTOs in emerging markets will allow us to provide end-to-end, facilities-based services to and from these markets.

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In addition, as the world's economies continue to globalize, emerging markets are increasingly focusing on the need to provide local businesses and end-users with Internet connectivity as well as local Internet content. Through our planned provision of point-to-point bandwidth and voice services in emerging markets, we believe that we will be uniquely positioned to expand our service offering to include enhanced Internet and data services.

Our Approach

The global telecommunications market can be divided into liberalized and emerging markets. In the liberalized markets, competition is licensed and regulated for infrastructure and services to the telecommunications market, across all sectors: wire-line, wireless and data services. In the emerging market, on the other hand, government sanctioned monopolies generally dominate.

Our approach to building a global communications company is to:

Operate in markets that retain high margins in voice retail and wholesale voice services. Emerging markets continue to retain high margins in retail and wholesale voice services. We can bring technology and infrastructure developed and tested in the liberalized markets to the emerging markets. By working with the incumbent PTO to provide enhanced services, we can capitalize on the higher margins available in the monopolistic markets. In addition, our partnership with the incumbent PTO will allow us to develop our local operations.
Therefore, we believe we will be well positioned to become a second operator in certain of these markets when the markets become liberalized.

Create an international infrastructure capability upon which services can be offered. This network infrastructure, which will include carrier hotel facilities, will link with the regional hubs being created in emerging markets to provide a seamless global infrastructure. A regional hub is a point of telephony concentration in a geographically distant location. It is created only for reasons of economy, in that it is cheaper to send or receive traffic and purchase bandwidth into a single distant point for onward distribution than it is to individually reach each of the final destinations.

Build Internet capabilities and services. Decreasing bandwidth prices in the developed markets are allowing us to create a fiber optic network. Through acquisitions and internal development, we are building the capability to address our customers' Internet requirements, such as business to consumer and business to business online electronic transactions, web site development and hosting and bandwidth provisioning, all of which will be provided through our planned global network.

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Our Strategy

Our strategy is to develop, build, and purchase international fiber optic networks and international carrier hotels and switches. This will enable us to deliver voice, data, and Internet products and services to our chosen markets. Key elements of our strategy are to:

Continue to Build and Expand the Reach of Our Global Network. We currently have access to trans-Atlantic bandwidth capacity. We are negotiating with our capacity suppliers to enable us to offer routes in Europe, the Americas, the Pacific Rim and the Far East in the near future. These negotiations, if successful, will establish Telemonde as global network provider.

Provide Managed Voice and Data Services. We intend to further develop and enhance our switched voice services, which we use to generate more bandwidth sales across the network and lower the costs per minute of our traffic.

Pursue Early Entry Into Selected Emerging Markets. We seek early entry into selected emerging markets worldwide where we can create significant demand for voice, data and Internet services by introducing technology and infrastructure already in use in the developed markets. We believe that there is, and will continue to be for the foreseeable future, substantial growth of such services in emerging markets. We believe that early entry into these markets will provide us with competitive advantages as we develop sales channels, establish a customer base, hire local personnel and establish a strong partnership with the monopoly PTO prior to competitors entering these markets. Our objective is to position ourselves as the second telecommunications operator when and if liberalization occurs in these markets.

Develop a Global Network of Carrier Hotels. We plan to acquire, manage and operate a global network of full-service carrier hotels which will provide bandwidth-intensive Internet and telecommunications customers with state-of-the-art conditioned and managed co-location services in a secure, carrier-neutral environment. We believe that offering such carrier hotels services will enable us to attract and retain customers as well as cross-sell our bandwidth product and services. Our carrier neutral facilities will enable Internet service providers, telecommunications providers, corporate data center providers, and other bandwidth-intensive users to out-source operational accommodation, technical expertise, and management services for servers, routers, switches and transmission equipment from a single company.

Provide Enhanced Internet Services. Through our wholly-owned subsidiary, telemonde.net, we are setting up peering agreements with other leading Internet backbone service providers. Internet peering agreements are agreements between two carriers for the exchange of Internet traffic between their networks and onwards. We have also signed a letter of intent regarding our proposed acquisition of Global Communications (Holdings) Limited, a UK-based Internet applications services provider. Our combined product offering will include secure on-line card processing for e-commerce as well as

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website design, development and hosting. We intend to market our Internet solutions to businesses and offer our clients co-location and web hosting within our planned facilities.

Expand the Capabilities of Our Network With the Development of Regional Telecommunications Hubs. Through the planned geographic expansion of our network and development of regional telecommunications hubs in emerging markets, we expect to be able to increase our network traffic and thereby continue to reduce transmission and operating costs. In addition, we intend to make focused capital investments to deliver enhanced services and lower costs to our customers. We will continue to invest in our network to provide a full range of asynchronous transfer mode, frame relay and Internet protocol-based data and voice communications over our existing network infrastructure.

Products and Services

Bandwidth Products and Services.

We are designing our network to enable us to offer customized products and services to a wide range of customers with sophisticated voice and data transmission requirements. We can provide capacity in varying amounts over all or part of our network utilizing a variety of transmission technologies. We believe that this range and flexibility will enable us to effectively market our products to incumbent PTO's, alternative operators, Internet service providers, resellers and other carriers comprising our target market. We intend to allow our partner PTO's to access our network. This will allow them to reduce the cost base of their core services and enhance our relationship with them.

Telecommunications operators and carriers seeking to acquire cross-border bandwidth capacity have, until recently, acquired that capacity by leasing international private leased circuits from incumbent PTO's. International private leased circuits have traditionally been formed by combining half-circuits from two incumbent PTO's between customer locations. Our existing point-to-point products and planned global network are designed as an alternative to these arrangements.

We are currently negotiating with our capacity suppliers to enter into new agreements which would allow us to draw down capacity (1) on fiber optic systems in Western Europe, including the United Kingdom, France, Belgium, the Netherlands, Germany, Spain, Italy and Luxemburg; (2) on a continental United States system; (3) on a trans-Pacific system which should be available during the first quarter of 2000; and (4) on mid-Atlantic and South American systems which should be available in late 2000. The enlarged international network will consist of high-capacity broadband fiber optic cable capable of supporting high quality voice, video, Internet protocol and data traffic and built using self-healing technology.

We offer the following options:

Flexible Capacity Options. We offer customers flexible managed bandwidth capacity options that include multiples in varying amounts ranging from 45 Mbps (DS-3) to multiples of 155 Mbps (STM-1). We also offer the same customer different bandwidth capacity over different geographic segments of our network.

Backhaul Capacity and Local Connectivity. Backhaul is capacity on terrestrial fiber optic cables from cable system landing stations to metropolitan areas. Since we offer customers end-to-end management of the circuit and termination at local sites, we must provide backhaul capacity and local connectivity. Although certain of our trans-Atlantic contracts provide associated backhaul capacity, we are always in active negotiations to ensure that we have sufficient backhaul and local connectivity to meet the needs of our customers. However, there can be high and unexpected costs in providing local connections due to initial installation costs, annual local tail rentals, lack of availability of fiber between connection points, difficulty in obtaining permission to install fiber and a small number of alternative suppliers.

Flexible Transmission Technologies. Our network can support a variety of transmission technologies, including synchronous digital hierarchy (SONET), asynchronous transfer mode and Internet protocol transmission technologies.

Flexible Customer Agreements. Our customers can obtain capacity on our network either under lease or IRU terms. Our lease agreements are typically 12 to 36 months depending on the customers requirements. We offer our customers the ability to upgrade and expand these agreements as their needs evolve and grow.

Support Services. In connection with our bandwidth products, we offer services that provide us with an opportunity to develop customer loyalty and to anticipate a customer's need. As part of our standard service package, we provide 24-hour customer service and network management, and service level agreements. In addition, we intend to develop a secure Internet website which will allow customers to remotely monitor the performance of their network configuration on our network. For an additional fee, we will also install, configure, monitor and manage customer equipment beyond our network, thereby providing a single point of contact for our customers.

Future Bandwidth Products and Services.

Burst Bandwidth. We plan to offer burst bandwidth capacity on demand, which allows customers to significantly increase their capacity on our network for short periods. In order to provide bandwidth capacity on demand, we plan to provide cross-connects in globally strategic locations such as New York and London. A cross-connect is a bridge between a customer and bandwidth, which we control through software. This enables telecommunications traffic to be re-routed from one ring to another instantaneously and without physical disruption. The cross-connects will enable us to provide enhanced network management options and improved network restoration and reconfiguration capabilities, to offer instant connections and real-time or timed activation and deactivation of bandwidth. As a result of the cross-connects, we will expand our bandwidth leasing operations to include short term leases of bandwidth of a few days or hours for peak hours or special events. Once a short term lease is terminated the bandwidth will be automatically reallocated to another customer. We intend to target customers that have underestimated their bandwidth needs or have occasional, seasonal or hourly demand shifts.

Carrier Hotel, Interconnection, Co-Location and Internet Exchange Services. We plan to develop, manage and operate a global network of full-service carrier hotels providing bandwidth-intensive Internet and telecom customers with state-of-the-art, air-conditioned and managed co-location services in a secure, carrier-neutral environment. We have executed a lease agreement with Global Switch Limited, a carrier hotel company specializing in telecommunications and Internet co-location and service management. Pursuant to this agreement, we have leased space in a London carrier hotel and have agreed to lease space in two future carrier hotels in Paris and Amsterdam. We plan to expand our carrier hotel services to include ownership and management of carrier hotel facilities. We believe that offering such carrier hotels services will enable us to attract and retain customers as well as cross-sell our bandwidth products and services.

For Internet service providers and most other carriers, other than incumbent PTO's, finding convenient locations to connect to Internet backbones and other networks, as well as finding local staff to monitor equipment, is difficult and expensive. Through our facilities, we intend to offer dedicated, secure space and external connectivity for networking equipment, including sufficient power supplies, emergency backup, air conditioning, security, a trained staff and space for customer's employees to monitor network performance.

Our carrier-neutral facilities will enable Internet service providers, telecom providers, corporate data center providers, and other bandwidth-intensive users to outsource operational accommodation, technical expertise, and management services for servers, routers, switches and transmission equipment from a single company. Our recently leased facility in London is scheduled to be fully operational in the first quarter of 2000. We have also agreed to lease space in Paris and Amsterdam facilities which are expected to be ready for service during the fourth quarter of 2000. Similar facilities are currently being investigated in Germany, Spain, Italy, Ireland, Brazil, and Oman.

Switched Voice Services.

We offer a broad array of communications services through our network and interconnections with the networks of other carriers. Our decision to offer certain services in a market is based on competitive factors and regulatory restraints within the market. Below is a summary of services we offer:

International Route Management. Our international route management services involve the development of operating agreements with the PTO's of our chosen markets for the bi-directional delivery of international traffic. Our route management activities effectively utilize unsold and available bandwidth and provides us with access to competitive traffic termination in those markets.

In addition to basic switch voice services, we provide enhanced route management services such as:

     .    Development of routes for licensed international operators;

     .    Development of inbound settlement payment processes;

     . Counter-balancing the impact of re-origination (the transfer of international telephone traffic via a third party carrier); and

     . Connection services that allow access between traditional operators and new licensees in liberalized markets.

We currently have arrangements for route management into the Russian Federation, the Middle East and South East Asia.

Intelligent Network Services. Our intelligent network services include complete telephony card services with all the necessary surrounding services such as marketing and distribution, tariff models and traffic management. The card platform can also be used to provide enhanced services such as voice mail, fax mail, prepaid mobile calls, premium rate services, short message services, intelligent routing and single number services.

Intelligent network services are well developed in the liberalized markets but have rarely been deployed in most emerging markets. Such services are attractive to the incumbent PTO's in emerging markets because they offer significant opportunities to increase their revenues and enhance their profitability.

We often create a joint venture with strategic local partners in an emerging market. The joint venture then works with the incumbent PTO to deliver our intelligent network services into a particular market. For example, as part of our joint venture in Oman, Desert Telecommunications Services LLC (Desertel), we are providing in partnership with OmanTel, the Omani PTO, pre-paid calling cards in Oman. The cards are currently being marketed and distributed in the Muscat region and are useable on any telephone in Oman. We are establishing joint ventures with local partners in South Africa, Malaysia and Bangladesh.

Advisory Services. We also provide advisory services to telecommunications operators. We target our advisory services to incumbent PTO's in emerging markets and provide them with the senior management expertise and experience we have gained in developed markets. The scope of our advisory services is flexible. However, we anticipate particular interest from customers for:

     .    Board level support in strategic and general business planning;

     .    Support for the development of international business; and

     . Development of business plans and strategies in support of privatization and fund raising.

Internet and Data Service

We intend to provide our ISP customers with enhanced peering agreements with leading United States based Internet backbone providers. Below is a summary of services we offer:

Tailored infrastructure and connectivity solutions. We can analyze the individual needs of ISPs and MSPs, for capacity and connectivity and ensure that each of our customers has the best possible infrastructure and global connectivity solution for its particular needs. This service uses our bandwidth capabilities, combined with agreements with leading connectivity providers. As part of this service, we offer comprehensive service level agreements, as well as flexible payment terms to ensure that the ISP or MSP has the best overall solution for its business.

On-line payment systems, website hosting and internet application development. Through our proposed acquisition of Global Communications (Holdings) Limited, we shall provide a full range of business Internet services. Global Communications' Internet services include:

  Secure on-line payment system. Global Communications' on-line card processing service for e-commerce applications is a secure and multi-bank approved system which can be easily integrated with trading websites, wherever they are hosted.

  Website hosting. Global Communications offers a comprehensive range of services to provide businesses with all the relevant facilities required to support a commercial website, including domain name registration, web space, multimedia capabilities, a full range of access options from free phone to premium rate and 24 hour support.

  Website concept, design and development. Global Communications focuses on the development of business websites. Global Communication's team of developers create the solutions that allow their customers' Internet clients to pick products, order and pay for goods or services on-line.

We intend to fully integrate these capabilities with our planned global network of full-service carrier hotels to provide a global platform for commercial websites.

Future Internet and Data Products and Services. We intend to provide voice over Internet solutions to ISPs and MSPs for the provision of voice services. Recent advances in technology and increased broadband capacity availability for data transmission means that the Internet can easily be used to make telephone connections as clearly and efficiently as with traditional telecommunications carriers. The technology is moving so quickly that IDC estimates that 130 million minutes of global telephone airtime was carried over the Internet in 1998. Users are usually not aware that their call is being transmitted by Internet protocol.

We are also creating packaged Internet content and services for the markets within which we operate. We also plan to offer a range of streaming multimedia bandwidth solutions that allow the delivery of televised services on-line. ISPs and MSPs worldwide need capacity and connectivity solutions to deliver Internet services to their customers. Our solutions will include broadband technologies such as cable modems and satellite services.

Network

Bandwidth. We have acquired capacity on an IRU basis on the Gemini system and on Atlantic Crossing ("AC-1"). We take delivery of the AC-1 capacity in cable stations at Brookhaven, New York, United States and at Whitesands, United Kingdom. We take delivery of the Gemini capacity in cable stations at Manasquan, New Jersey, United States and at Porthcurno, United Kingdom. We carry the traffic inland on a backhaul network to Telehouse in London and 60 Hudson Street and 111 8th Avenue in New York.

We are currently negotiating an agreement which would allow us to down capacity on: (1) fiber optic systems in Western Europe, including the United Kingdom, France, Belgium, the Netherlands, Germany, Spain, Italy and Luxemburg; (2) a continental United States system; (3) a trans-Pacific system which should be available during the first quarter of 2000; and (4) mid-Atlantic and South American capacity which should be available in late 2000.

Intelligent Network Platforms.  In order to provide our route management
------------------------------
services, we have acquired a central switch in London that interfaces with multiple carriers. In addition, we have developed strategic relationships with a small number of suppliers for both satellite links and international private circuits. Our infrastructure provides flexibility and the necessary robustness to enable us to operate in challenging regions of the world. The enhanced operational platform increases our ability to handle international traffic trading and improve our cost base.

Our intelligent networking infrastructure includes a multi-purpose, modular technology platform with strong signaling capabilities to provide transit switching facilities and high density voice compression. In addition, we contract for an international private circuit with a small number of suppliers and we work closely with the incumbent PTO in the markets we enter.

Network Operation Center and Services. We currently contract our network operating services to an experienced third party supplier which provides us with a 24 hours a day, 7 days a week network operating service and which remotely monitors and configures our network. We are able to monitor our network end-to-end, from customer premise to customer premise. By the end of the first quarter of 2000, we intend to shift primary network operations to our London headquarters, retaining our incumbent third party supplier operating center as a back up and for purposes of disaster recovery. Our network operations center at our headquarters will be the primary point of contact for our customers, allowing them to speak directly with our trained staff.

Management Information and Billing Systems. We have various management information, network and customer billing systems to support the functions of network and traffic management, customer service and customer billing. We use third party systems or systems developed in-house to handle our billing requirements. We bill our business customers directly in our principal countries of operation.

We believe that, subject to modifications which are or may be necessary to make our systems Year 2000 ready, our financial reporting and billing systems are generally adequate to meet our needs in the near term. However, as we continue to grow, we will need to invest capital to purchase additional hardware and software, increase capacity and link our systems among different countries.

Future Network Enhancements. We intend to further enhance our network by creating metropolitan area networks in both New York and London. This will require the purchase of two dark fiber rings and related connectivity to existing points-of-access. We will then be able to provide access to multiple customers along the route of the two rings. Customers will be able to acquire or lease bandwidth on an "as and when required" basis. This will create the following advantages:

     . a simplification in the number of systems by using the multiple access rings and providing cost savings associated with reduced future hardware equipment;

     . it will allow us to interconnect multiple vendors, thus enabling us to offer connectivity instantly between any party; and

     . it will allow bandwidth to be activated and de-activated instantaneously and on a pre-set timed basis, if required. As a result we will be able to exploit new market opportunities such as offering short term leases for connectivity for a few days or hours for special events. When these periods end, the cross- connect arrangements will allow us to terminate the bandwidth and enable it to be automatically reallocated to another customer. In addition, we will program our cross-connects to activate new bandwidth at set times and dates to ensure that bandwidth intensive customers such as ISPs have large amounts of continuous bandwidth of varying capacities, allowing them to keep up with their fluctuating demands.

Customers

Our target customers include leading global telecommunications carriers, incumbent PTO's in emerging markets, ISPs, MSPs and new entrants to the telecommunications market. In 1998, we delivered installed bandwidth capacity to three major customers who constituted more than 10% of our revenues for that period. In the nine months ended September 30, 1999, one bandwidth customer has constituted more than 10% of our revenues for that period. As of the date of filing, we have customer orders totaling $19 million, which have not yet been delivered to customers and have not yet contributed to revenue.

EquiTel has customer contracts with seven customers for its route management services for traffic to the Russian Federation, the Middle East and the Far East. Although some revenue from these contracts will occur in the last quarter of 1999, the major benefit of these contracts will come in 2000. EquiTel also has conducted a card services trial for OmanTel in Oman, and has been authorized to roll out its card services to the Muscat region of Oman. We expect to receive authorization by the middle of 2000 for a full national roll out of the service.

Sales and Marketing

We market our services through a variety of sales channels, as summarized below:

Direct Sales. We market our infrastructure services primarily through our direct sales force. As of September 30, 1999, our direct sales force was comprised of 5 full-time employees who focus on selling wholesale services to other long-distance carriers and resellers. We also have 7 full-time employees who concentrate on traffic services. Our existing sales force can leverage their long-term industry relationships and those of our senior management in securing sales. Our sales force is trained to serve the sophisticated needs of our customers and is in charge of maintaining existing relationships and anticipating customers' needs. We currently have sales offices in New York City, London, and Geneva.

Media and Marketing. We use a variety of print and other media to increase our name recognition and generate new customers. We have marketing programs that include our participation in targeted industry conferences, trade shows and seminars and targeted distributions and mailings of marketing materials.

Competition

The international communications industry is highly competitive and significantly affected by regulatory changes, marketing and pricing decisions of the larger industry participants and the introduction of new services made possible by technological advances. We believe that long distance service providers compete on the basis of price, customer service, product quality and breadth of services offered. We believe that as the international communications markets continue to deregulate, competition in these markets will increase, similar to the competitive environment that has developed in the United States following the AT&T divestiture in 1984.

Privatization and deregulation have had, and are expected to continue to have, significant effects on competition in the industry. For example, as a result of legislation enacted in the United States, regional Bell operating companies will be allowed to enter the long distance market, AT&T, MCI/WorldCom and other long distance carriers will be allowed to enter the local telephone services market, and cable television companies and utilities will be allowed to enter both the local and long distance telecommunications markets. In addition, competition has begun to increase in the European Union communications markets in connection with the deregulation of the telecommunications industry in most European Union countries, which began in January 1998. This increase in competition could adversely affect net revenue per minute and gross margin as a percentage of net revenue.

In the United States, which is the most competitive and among the most deregulated telecommunications markets in the world, competition primarily is based upon pricing, customer service, network quality, and the ability to provide value-added services.

Our competitors in the United Kingdom are British Telecom, the dominant supplier of telecommunications services in the United Kingdom, Cable & Wireless Communications, Colt, Energis, GTS/Esprit and RSL Communications. We compete in the United Kingdom and continental Europe, and expect to compete in other European countries, by offering competitively-priced bundled and stand-alone services, personalized customer service and value-added services.

The market for data services and Internet services is extremely competitive. We anticipate that competition will continue to intensify. Our current and prospective competitors offering these services include national, regional and local Internet service providers, Web hosting companies, other long distance and international long distance telecommunications companies, including AT&T, MCI/World Com and Sprint, local exchange telecommunications companies, cable television, direct broadcast satellite, wireless communications providers and on-line service providers. Some of these competitors have a significantly greater market presence and brand recognition than we do. Many of our competitors also have greater financial, technological and marketing resources than those available to us.

Government Regulation

We are subject to regulation as a telecommunications service provider in some jurisdictions. In addition, we or a local partner may be required to have licenses or approvals in those countries where we operate and where equipment is installed.

United States Federal Regulations. Pursuant to the Communicatons Act of 1934, as amended (the "Communications Act"), the FCC is required to regulate the telecommunications industry in the United States. Under current FCC policy, telecommunications carriers reselling the services of other carriers and not owning their own transmission facilities are considered non-dominant and, as a result, are subject to streamlined regulation. The degree of regulation varies between domestic telecommunications services (services which originate and terminate within the United States) and international telecommunications services, (services which originate in the United States and terminate in a foreign country or vice versa).

Non-dominant providers of domestic services do not require prior authorization from the FCC to provide service. However, non-dominant providers of international services must obtain authorization from the FCC pursuant to section 214 of the Communicatons Act. We plan to apply for an international resale license under section 214 in the near future. Once we have obtained such authorization we will be required to file a tariff with the FCC, setting forth the terms and conditions under which we provide international services. The regulatory requirements in force today impose a relatively minimal burden on us. However, we cannot assure you that the current regulatory environment and the present level of FCC regulation will continue.

United Kingdom Regulations. The Telecommunications Act 1984 (the "1984 Act") provides a licensing and regulatory framework for telecommunications activities in the United Kingdom. In 1998, the UK regulatory framework was modified to bring it in line with EU requirements, in particular its provisions on licensing, interconnection, voice telephony and leased lines.

The policy of the Department of Trade and Industry and Office of Telecommunications, the UK Regulator (OFTEL), is to grant telecommunications licenses to all operators who meet a transparent and pre-determined set of criteria. The majority of UK licenses are either registered to offer International Simple Voice Resale or hold an individual fixed PTO licence. TGA
(UK) Limited is registered to offer ISVR services, which permits it to buy network capacity from any interconnecting UK operator to resell to its customers. Telemonde has applied for and is awaiting grant of its fixed PTO licence. This licence will permit Telemonde to offer a full range of fixed voice and data services using its own facilities or through leasing or interconnection of other operator facilities. Most operators who offer publicly available telecommunications services and network bearer capabilities are granted interconnection rights by OFTEL. Telemonde is also in the process of applying for interconnection rights. An operator with interconnection rights is entitled to negotiate interconnection with every other operator with interconnection rights.

Swiss Regulations. In Switzerland, a new Telecommunications Act was adopted in April 1997 and became effective on January 1, 1998. This new Act provides for the liberalization of the Swiss telecommunications market and facilitates market entry by various measures. These measures include, inter alia:

 .    Notice application procedure for resellers;

 .    Application for a procedures for operators wishing to be granted a licence for the establishment and operation of the transmission facilities; and

 .    Providing rights of way, subject to authorization, over the public domain to facilities based carriers.

A licence is required if the telecommunications service involves extensive independent use of telecommunications installations for transmission. In the absence of such extensive independent use a simple notification will be sufficient. Our current operations in Switzerland do not require a license.

Other Government Regulations. Telecommunications acitivities are subject to government regulation to varying degrees in every country throughout the world. To illustrate, in Malaysia our partner has informed us that no license is required for telecommunications acitivitites. However, in may countries where we operate, equipment cannot be connected to the telephone network without regulatory approval, and therefore installation and operation of our operating platform or other equipment requires such approval. In most jurisdictions where we conduct business, we rely on our local partner to obtain the requisite authority. For instance, in Bangladesh our partner has informed us of the need for a license and has applied for one on our behalf.

Risk Factors

Our business involves a significant number of material risks. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may be or may become material and impair our business operations.

During our limited operating history we have experienced operating losses, negative cash flow from operations and net losses.

We were organized in March 1998 and have a limited operating history. Our financial information relates principally to a period in which we were obtaining trans-Atlantic capacity and were establishing our business and market presence. We have incurred operating losses and negative cash flow since our inception. For the year ended December 31, 1998 and for nine months ended September 30 1999, Telemonde had operating losses of $10,328,000 and $6,391,000 respectively. Despite recognizing $35,188,000 in revenues, Telemonde incurred a deficit on total shareholder equity of $17,446,000 for the period from March 10, 1998 (the date of inception) through September 30 1999. We expect to continue to incur operating losses and negative cash flow in 1999 as we build our networks and expand our services and customer base.

The continuation and magnitude of our operating losses and negative cash flows in the future will be affected by a variety of factors, including:

     . The ability to put in place working capital facilities and to increase our capital base.

     . The rate at which we add new customers and the prices those customers pay for our bandwidth and internet services.

     . The mix of our business, including, among other factors, the proportion of IRUs compared to leases and short term rentals we sell to our customers.

     . The ability and cost to obtain transatlantic and other bandwidth capacity; in particular the cost of bandwidth under the major supplier agreements currently under re-negotiation.

     . Customer payment terms where customers require a deferred payment plan for their purchase of our IRUs.

     . The speed and extent to which we add networking and other related services, including but not limited to our telehousing facilities, to our portfolio of products and services.

     . The ability to predict demand for our networking and other related services, including but not limited to our telehousing facilities.

     . The ability of our local relationships in emerging markets to support our customers and meet our obligations.

     . The completion of our planned networks and infrastructure and the expansion of our networks generally, with completion being achieved by currently expected completion dates.

     . General economic, financial, competitive, legislative, regulatory, licensing, and other factors that are beyond our control,

We have financed, and expect to continue to finance, our net losses, debt service, capital expenditures and other cash needs through flexible supplier payments, the issuance of debt and the proceeds from sales of shares of common stock.

Our business requires significant amounts of capital and infrastructure expenditures and our existing working capital facilities are insufficient to meet our needs.

We expect to make expenditures of $65 million by the end of the first quarter of 2000 to build infrastructure and organize our bandwidth and switched services businesses. This includes the purchase of bandwidth capacity for our own networks, planned leasing and rental business, and our customers' requirements. We hope to fund these expenditures from a short-term bridge financing, vendor financing and from planned equity funding, as well as from proceeds of future sales.

Beyond the initial amount, we will incur additional capital expenditures to support our projected growth of the bandwidth business. In particular, we aim to significantly grow our bandwidth leasing and rental business by purchasing
additional bandwidth capacity to be leased to our customers.   We expect to meet
the cash requirements of our capital expenditures from:

     .    cash flow from fiber sales and operations;

     .    income from route management operations;

     .    income from our intelligent network services;

     .    additional equity and/or debt financing; and

     .    supplier financing, if available.

Our failure to accomplish any of the foregoing sources may significantly delay or prevent capital expenditures. If we are unable to make our capital expenditures as planned, our business may grow slower than expected with a material adverse effect on our business, financial condition, results of operations, and the value of our securities.

We currently do not have the capital base or working capital facilities to meet our current and projected commitments. If we fail to successfully obtain necessary capital, or to obtain an insufficient amount of capital, we would harm our prospects and could jeopardize our existence. We have benefited from the willingness of suppliers to reschedule commitments and payments and may continue to require and take advantage of such flexibility in the future. However, this reliance on supplier flexibility for short term funding inevitably leads to pressure from suppliers which weakens our commercial position. In addition, it could result and has resulted in formal events of default, which could endanger us, especially if this supplier flexibility ceased to be available. It is for this reason that we plan to seek substantial external debt and equity funding.

Telemonde has a significant level of indebtedness.

We have incurred a high level of debt. As of September 30, 1999, Telemonde and EquiTel had a combined $122,854,000 in total liabilities, including:

     .    $79,162,000 to capacity suppliers relating to undrawn bandwidth;

     . $15,001,000 of advances from third parties, which amount was subsequently converted into equity on November 10, 1999.

     .    $5,815,058 owed to CCL under a Capacity Option Agreement.

     .    $1,000,000 in loans to EquiTel from Rhone Financial Indemnity Re
          Limited.

The amount of our debt could have important consequences for our future, including, among other things:

     . cash from operations may be insufficient to meet the principal and interest on our indebtedness as it becomes due;

     . payments of principal and interest on borrowings may leave us with insufficient cash resources for our operations; and

     . restrictive debt covenants may impair our ability to obtain additional financing.

We have been unable to generate sufficient cash flow to meet certain of our debt service requirements, and have triggered events of default on those obligations. We cannot assure you that we will be able to successfully renegotiate terms of our agreements or refinance our indebtedness when required.

We are currently negotiating debt finance and are planning equity raising.

We are in discussions with investment bankers for the immediate provision of short-term debt and equity financing. The amount of this financing, which is required to meet our commitments, is significant.

We cannot assure you that our current negotiations and discussions will be successful. Failure to successfully complete our current negotiations and discussions will not only impair our ability to develop our business and to take advantage of opportunities but also may result in the termination of our operations.

We have recently negotiated the main terms of our two supplier agreements, but the new contracts are still to be finalized.

The existing agreements with our two major bandwidth suppliers were signed in 1998 and 1999. Since then, the market prices for bandwidth have fallen significantly. This market decline has resulted in our being unable to draw down and sell bandwidth capacity above costs.

We have recently re-negotiated the main terms of these agreements with our two suppliers. Letters of Intent have been executed between the two suppliers and ourselves. The terms in these agreements enable us to draw down future capacity at prices which will enable us to grow and develop our business. They establish new terms for drawing down capacity, for future payments for capacity, and waive past events of default.

We cannot assure you that the two re-negotiated letters of intent will be contractually closed. In the event that they are not closed, the existing contracts will remain in force. We are currently behind with our payments based upon the existing contracts and would therefore have to rely on the suppliers' flexibility in rescheduling payment terms. The events of default under the existing contracts could endanger our existence.

Our recently announced acquisition of Global Communication (Holdings) Limited is not yet completed.

We recently announced that we have reached an agreement to acquire 100% of Global Communications (Holdings) Limited, a UK based Internet applications services provider. This agreement, which we have signed, contains a number of conditions before completion of the acquisition may occur. In particular, the acquisition is dependent upon the ability to raise substantial amounts of capital in order to fund the acquisitions. We cannot assure you that this agreement will be closed.

We do not expect to pay dividends for the foreseeable future.

The loan facility between Telemonde and Communications Collateral Limited ("CCL") restricts our ability to pay dividends on our common stock. Moreover, we plan to retain all earnings for investment in our business and do not plan to pay dividends at any time in the foreseeable future. See "Dividend Policy".

We have not yet completed our transition from a development stage company to an operating company.

We are still a development stage company. It is anticipated that our network and operations center will be established by the end of the first half of 2000. Although our senior management team has substantial industry knowledge and experience, it has been built up in the course of 1999 and has only recently been completed. EquiTel was only formed in late 1998, only recently signed several major contracts and needs to be fully integrated into Telemonde.

The transition from a development stage company to an operating company places significant demands on our management and operations. We are in the process of expanding the management and operational capabilities necessary for this transition. Our ability to manage this transition successfully will depend on, among other things:

        . expanding, training and managing our employee base, including attracting, retaining and motivating highly skilled personnel;
        . creating customer interface and operations, administrative and maintenance systems;
        . procuring terrestrial capacity to provide connectivity to inland cities.

There can be no assurance that we will succeed in developing all or any of these capabilities, and any failure to do so could have a material adverse effect on our results of operations.

We currently rely on a relatively small number of major customers.

A relatively small number of customers currently account for a significant amount of our total revenues. In our bandwidth business three customers accounted for all of our revenues in 1998. Although we intend to expand our customer base as our business grows and through acquisitions, this dependence on a relatively small number of customers may continue for the foreseeable future.

Most of our arrangements with large customers do not provide any guarantees that they will continue using our services at current levels. In addition, if (1) our customers build their own facilities, (2) our competitors build additional facilities, or (3) our customers are involved in further consolidations in the telecommunications industry, we could experience a reduction in the use of our services, which could have a material adverse effect on our business.

The domestic and international telecommunications industry is highly competitive and we may not be able to compete effectively.

The telecommunications industry is highly competitive and is influenced significantly by the marketing and pricing decisions of the larger industry participants. The industry has relatively limited barriers to entry in the more deregulated countries with numerous entities competing for the same customers. We believe that competition in all of our markets is likely to increase, which could result in greater competition in telecommunications services offered in these countries. This increase in competition could adversely affect our net revenues.

At this stage of our development, many of our competitors are significantly larger than we are, and many of our competitors have:

        .  substantially greater financial, technical, and marketing resources;

        .  larger networks;

        .  a greater ability to support the portfolio of services;

        .  stronger name recognition and customer loyalty; and

        .  long-standing relationships with our prospective customers.

We expect that competition in the international telecommunications market will intensify in the future. We compete with other international "carriers' carriers" and submarine cable owners with regard to bandwidth sales, leasing and switch services. In addition to competition from companies offering similar services, we may also become subject to competition from existing geosynchronous satellites as well as low-earth orbit satellite systems that are currently under construction. The telecommunications industry will continue to experience rapid changes in technology. Our future success may depend on our ability to adapt to these changes in the industry. A failure by us to adopt new technology, or our choice of one technological innovation over another, may have an adverse impact on our ability to compete or meet customer demands.

Operation of telecommunications networks involves significant risks.

Each of our systems will be subject to the risks inherent in a large-scale, complex fiber optic telecommunications system. The operation, administration, maintenance and repair of these systems require the co-ordination and integration of sophisticated and highly specialized hardware and software technologies and equipment located throughout the world. There can be no assurance that our systems will function as expected or in a cost-effective manner.

The submarine fiber optic cables are subject to additional risks. Outages can occur at sea from anchor drag and fouling by fishing vessel gear over which we have little or no control and for which repair times can be long. However, our planned network will provide for transferability on both the Gemini and Global Crossing cables. When our network is installed, any breaks in the cable loop will not interfere with our system's ability to transmit traffic successfully and give our engineers time to resolve the problem.

We are subject to additional risks due to our international operations.

We will derive substantial revenues from international operations and a key element of our business strategy is to expand our operations in international markets. Accordingly, our business is subject to certain risks inherent in international operations. These risks include:

        . unexpected changes in regulatory requirements, tariffs, customs, duties and other trade barriers;
        .  difficulties in staffing and managing overseas operations;
        .  problems in collecting accounts receivable;
        .  political risks;
        .  fluctuations in currency exchange rates;
        . foreign exchange controls which restrict or prohibit repatriation of funds;
        .  technology export and import restrictions or prohibitions;
        . delays from customs brokers or government agencies; and . potentially adverse tax consequences resulting from operating in multiple jurisdictions with different tax laws.

During our limited operating history we have not experienced any material adverse effects with respect to our overseas operations arising from such factors. However, problems associated with such risks could arise in the future. Finally, managing operations in multiple jurisdictions will place further strain on our ability to manage our overall growth.

In addition, EquiTel's targeted markets are in emerging markets, including Africa, the Middle East, most of the Asia Pacific region, the Indian sub-continent, Southern and Central America, and parts of Eastern Europe. Political and social instability is widespread in many such areas and EquiTel is subject to greater risks and potential losses due to unexpected changes in political regimes.

We rely on local relationships in these emerging markets to support our customers. Failure on the part of our local contacts to fulfill their obligations may harm our reputation, business and operations. We, and in particular our switched services business, utilize local persons to market our services and provide local training and support. The quality of the local training and support may be inconsistent and may not reach our "benchmark" of quality service levels. In this event, customer relations, and possible future business, may be jeopardized. In addition, our senior management may be diverted to remedy the failure of our local relationships and this diversion may impede other projects.

A portion of our net revenue and expenses is denominated, and is expected to continue to be denominated, in currencies other than United States dollars. Changes in exchange rates may have a significant effect on our results of operations. Historically, we have not engaged in hedging transactions, and currently do not contemplate engaging in hedging transactions, to mitigate foreign exchange risk.

Telemonde's operations are substantially dependent on key personnel.

Telemonde's success will depend to a significant degree upon the efforts of senior management, particularly Adam Bishop, Kevin Maxwell, Harry Pomeroy, Nick Topham and a group of employees with longstanding industry relationships and technical knowledge. Competition for such personnel is intense and we may not be able to attract, motivate and retain highly skilled qualified personnel. Loss of services of one or more key personnel could adversely affect Telemonde's business. We have, however, entered into employment agreements with Kevin Maxwell, Adam Bishop, Harry Pomeroy and with other executive officers, as detailed in "Item 5". We are in the process of procuring "key person" life insurance policies covering Mr. Bishop, Mr. Maxwell and Mr. Pomeroy.

Certain of our officers and directors may have conflicts of interest with Telemonde.

Certain of our directors and executive officers also serve as officers and directors of other companies. Additionally, certain of our officers and directors are active investors in the telecommunications industry. Although these directors have fiduciary obligations to Telemonde under Delaware law, service as a director or officer of Telemonde and as a director or officer of another company could create conflicts of interest. A conflict of interest could also exist with respect to allocation of time and attention of persons who are directors or officers of both us and of another company. The pursuit of these other business interests could distract these officers from pursuing opportunities on our behalf. Such conflicts of interest could have a material adverse effect on our financial condition. Telemonde has not adopted special voting procedures to deal with such conflicts of interest and resolution of these conflicts may be unfavorable to Telemonde.

Telemonde may be adversely affected if we do not successfully manage the expansion of our bandwidth and switched services business and our expansion into new markets and services.

In conjunction with our acquisition of EquiTel, we intend to expand our switch services business at a rapid rate. We expect switched services to be a significant source of growth and revenues in the future. In addition, we plan to offer new telecommunications services, expand and interconnect its service in its existing markets, and enter new markets. If we are not successful in implementing these changes, our operating results will be negatively impacted.

Our ability to manage this expansion depends on many factors, including the ability to:

        . attract new customers and sell new services to existing customers; . expand our network and available bandwidth design;
        .  acquire and install transmission and switching facilities;
        .  obtain any required governmental permits and rights-of-way;
        .  implement interconnection with local exchange carriers;

        .  expand, train and manage our employee base;
        . improve our financial, operating and information systems to effectively manage our growth;
        . acquire suitable telehouse facilities; and . accurately predict and manage the cost and timing of our capital expenditure programs.

Even if we are successful in completing the infrastructure to support our expanded business, that business may not be profitable and may not generate positive cash flow.

Our short-term success will depend substantially on our sales of bandwidth, which prices may decline due to the availability of increased capacity.

Our short-term success will depend substantially on sales of bandwidth on our network and on the prices of such bandwidth sales. We anticipate that the sale of bandwidth and the associated maintenance revenues will account for the bulk of our revenues through the end of 1999.

We cannot be certain that we will continue to be successful in selling capacity on our networks. Our ability to continue to sell capacity will depend in large part upon our sales and marketing capabilities. We have assembled an experienced and dedicated sales and marketing staff and we depend upon the ability of such employees to effectively market and sell capacity. However, we cannot be certain that we will be able to effectively sell capacity on our network. If we are unable to effectively sell capacity on our network, our operational results could be negatively affected.

A number of companies have plans to construct new submarine and terrestrial fiber optic systems. The additional capacity may create a glut in the market and cause prices to drop dramatically which could have an adverse impact on our revenues and operational results. Prices have fallen significantly in recent months for trans-Atlantic bandwidth, and this trend may continue. In the European terrestrial market, lead times are short and there is significant competition from new or upgraded systems. Therefore, it is possible that there will be significant over-capacity in the European market and that prices may fall significantly in the short-term.

In particular, we have made, and will make in the future, commitments to suppliers to obtain bandwidth capacity. Market price reductions reduce and can eliminate the expected margin on bandwidth sales over the purchase price from the supplier. In addition, we would need to seek price reductions from our suppliers for future bandwidth capacity purchases in order to restore margins and the outcome of such negotiations are inevitably uncertain. Therefore our business, financial condition, and operation results could be materially and adversely affected by market price declines, both in 1999 and in future years. We intend to purchase additional capacity on other cable systems around the world, but to date have yet entered into any written agreements or negotiations with companies to purchase this capacity. Any glut in the market or reduction in market price could also affect our ability to obtain and sell capacity or to swap a portion of our existing capacity for new capacity on other cable systems at the expected margins.

We have not yet obtained the licenses we need to offer all of our projected products and services.

Many of our planned products and services require licenses, registrations, and authorizations in the relevant jurisdictions in which we operate and plan to operate. For example, the provision of networking, leasing, and route management services require government licenses in many jurisdictions.

Although one of our subsidiaries TGA (UK) has a ISVR licence, we have applied to the UK Department of Trade and Industry for a PTO licence (incorporating IFL and ISVR licenses) to cover all Telemonde companies. The UK Department of the Trade and Industry has indicated that we should receive this license by the end of November 1999. We also intend to apply for a US international resale section 214 license before the end of 1999. These applications would cover EquiTel and Telemonde. In addition, EquiTel sometimes needs to apply for local licenses in overseas countries where it is providing route management and card services contracts.

We can offer no assurance that our expectations concerning our ability to operate in compliance with all applicable laws and regulations are correct, that we will be able to obtain, maintain or renew the required licenses, authorizations or registrations, or that they will be issued or renewed on terms or with fees that are commercially practicable. In addition, other licenses, authorizations or registrations may be required in the future. The loss of, or failure to obtain, these licenses, authorizations or registrations or substantial limitations upon the terms of these licenses, authorizations or registrations could have a material adverse effect on our business, financial condition or operating results.

We depend on local connections that may be difficult and expensive to obtain.

We offer customers end-to-end management of the circuit and termination at local sites. Therefore, we must provide backhaul capacity and local connectivity. However, there can be high and unexpected costs in providing local connections due to initial installation costs, annual local tail rentals, lack of availability of fiber between connection points, difficulty in obtaining permission to install fiber and a small number of alternative suppliers. In addition, local connection agreement may be subject to local regulation. We may not be able to obtain backhaul and local connectivity at rates that are both competitive and profitable.

Government regulations significantly affect our business and new laws could harm our operations.

As a multinational telecommunications company, we are and will be subject to varying degrees of regulation in each of the jurisdictions in which we provide services. Local laws and regulations, and the interpretation of these laws and regulations, differ significantly among each of the jurisdictions in which we operate and intend to operate. We can offer no assurance that our interpretation of existing applicable laws and regulations is correct. Moreover, we can offer no assurance that future regulatory, judicial or legislative changes will not have a material adverse effect on our business, financial condition or operating results or that regulators or third parties will not raise material issues with regard to our compliance or non-compliance with applicable regulations or that any changes in applicable laws or regulations will not have a material adverse effect on our business, financial condition or operating results.

The expected continued growth in the internet service provider market and the use of the Internet may not materialize or may materialize in a manner we have not anticipated.

The ISP market is new and rapidly evolving. Whether, and the manner in which, the market for our products and services to ISPs will continue to grow is uncertain. Any decline in the ISP market will adversely affect our business. Our business would be damaged if Internet usage does not continue to grow. Internet usage may be inhibited for a number of reasons, including:

        .  access costs;
        .  inadequate network infrastructure;
        .  security concerns;
        . uncertainty of legal and regulatory issues concerning the use of the Internet;
        .  inconsistent quality of service; and
        .  lack of availability of cost-effective, high-speed service.

If Internet usage grows, the Internet infrastructure may not be able to support the demands placed on it or the Internet's performance and reliability may decline. Similarly, Web sites have experienced interruptions in their services as a result of outages and other delays occurring throughout the Internet network infrastructure. If these outages or delays occur frequently, use of the Internet as a commercial or business medium could, in the future, grow more slowly or decline. This could adversely affect our business.

We have recently begun offering terrestrial network platforms and high-speed Internet connectivity, based upon the supply of fiber optic bandwidth between New York, London and other European cities. We intend to expand our services worldwide and we anticipate offering a full-range of global connectivity solutions for European Internet and Multimedia Service Providers over our existing global network infrastructure, as well as specialist and geographic Internet packages for our customer base in emerging markets. We have limited experience in the Internet business and cannot assure you that we will successfully establish or expand the business. Currently, we only provide capacity to one European ISP.

The market for network platforms and value-added Internet services is extremely competitive. Our primary competitors include other telecommunications businesses that have a significant national or international presence. Many of these carriers have substantially greater resources, capital and operational experience than we do. We also expect we will experience increased competition from traditional telecommunications carriers that expand into the market for Internet services. In addition, we will require substantial additional capital to make investments in our Internet operations, and we may not be able to obtain that capital on favorable terms or at all.

If we do not respond effectively and on a timely basis to rapid technological change, our business could suffer.

If we do not successfully use or develop new technologies, introduce new services or enhance our existing services on a timely basis, or if new technologies or enhancements used or developed by us do not gain market acceptance, our business could be damaged. The telecommunications industry, including the Internet, is characterized by rapidly changing technology, industry standards, customer needs and competition, as well as by frequent new product and service introductions. Our future success will depend, in part, on our ability to accomplish all of the following in a timely and cost-effective manner, all while continuing to develop our business model and rolling-out our services:

        .  effectively use and integrate leading technologies;
        .  continue to develop our technical expertise;
        . develop new products and services that meet changing needs of telecommunications industry and ISPs;
        .  have the market accept our services;
        . advertise and market our products and services; and . influence and respond to emerging industry standards and other changes.

We cannot assure you that we will successfully be able to use new technologies, introduce new services or enhance our existing services on a timely basis, or that new technologies or enhancements used by us will achieve market acceptance. Our pursuit of necessary technological advances may require substantial time and expense. In addition, we cannot assure you that, if required, we will successfully adapt our network and services to alternate access devices and conduits.

Increased competition in the pre-paid card business may force us to lower our prices and in turn may negatively affect our operating results.

Our operations relating to the pre-paid card business face a number of risks, which include:

        . the increased entry into the market by pre-paid card vendors, including vendors that are larger than us;

 .  our reliance on independent distributors to place pre-paid cards in retail outlets;
 .  our inability to create exclusive pre-paid phone card distribution arrangements in certain markets;
 .  the availability of alternative telephony methods;
 . the cost sensitive nature of consumer demand; and . the lack of customer loyalty to any particular pre-paid card company.

Many of these risks may cause prices to drop throughout the pre-paid card industry. Because we depend on informal relationships with independent distributors to market and sell our products, increased competition and lower prices could force us to further lower our prices to continue to sell pre-paid cards to these distributors. We cannot guarantee that we will be able to continue to provide competitively priced pre-paid cards to our distributors or that lower prices in the pre-paid card marketplace will not have a negative effect on the results of our operations.

Our pre-paid card business is dependent on a small number of distributors, and we must retain our current distributors or recruit additional distributors in order to remain successful.

We must distribute our pre-paid cards through wholesale distributors. As a result, our success is largely dependent on our ability to recruit, maintain and motivate a network of individual distributors. As part of our growth strategy we would like to increase the retail distribution of our products and services by expanding our distribution network in new markets. We cannot guarantee that we will successfully recruit, maintain and motivate individual distributors or prevent our distributors from marketing other pre-paid cards, and, if we are unable to do this, it could have a negative effect on our business, financial condition and result of operations.

We recruit a variety of types of distributors, including but not limited to:

        . persons who currently distribute other types of products to retail outlets; and
        . individuals that we believe have the necessary sales and marketing skills to promote our products.

We typically identify and recruit these distributors through existing distributors, retail outlets, telemarketing and other promotional activities and through direct inquiries from potential distributors.

We may not successfully integrate our recent acquisitions and we may not successfully complete or integrate future acquisitions.

A key element of our business strategy is to acquire or make future investments in complementary assets and businesses. A major portion of our future growth will be as a result of such acquisitions. Acquisitions, including our recent acquisitions of EquiTel and TGA, and imminent acquisitions of Global Communications and ITS Europe, and strategic investments involve financial and operational risks. In order to effect an acquisition we may incur indebtedness and will need to service that indebtedness or we may need to issue additional equity, which will lead to dilution. An acquisition may not provide the benefits originally anticipated while we continue to incur operating expenses. There may be difficulty in integrating the service offerings, distribution channels and networks gained through acquisitions and strategic investments with our own. Although we attempt to minimize the risk of unexpected liabilities and contingencies associated with acquired businesses through planning, investigation and negotiation, such unexpected liabilities nevertheless may accompany such strategic investments and acquisitions. We cannot guarantee that we successfully will:

        . identify attractive acquisition and strategic investment candidates; . complete and finance additional acquisitions on favorable terms; or . integrate the acquired businesses or assets into our own.

We cannot guarantee that the integration of our business with any acquired business, including the business of EquiTel (including EquiTel's acquisition of ITS Europe), TGA, Global Communications and the leased carrier hotel facilities, will be accomplished smoothly or successfully, if at all. If we encounter significant difficulties in the integration of the existing services or technologies or the development of new technologies, resources could be diverted from our development, and delays in our development could occur. Successful integration of operations and technologies requires the dedication of management and other personnel which may distract their attention from our day-to-day business, the development or acquisition of new technologies, and the pursuit of other business acquisition opportunities.

In a strategic investment where we acquire less than a majority interest in a company, we may lack control over the operations and strategy of the business, and we cannot guarantee that such lack of control will not interfere with the integration of services and distribution channels of the business with our own. For example, EquiTel currently holds 49% of the issued share capital of Desert Telecommunications Services LLC. EquiTel has entered into a letter of intent to acquire from 16% to 51% of Desert Telecommunications Services from our local partner. EquiTel is responsible for the day-to-day operations of these intelligent network services, but so long as our local partner maintains a controlling interest in Desert Communications, he may be able to curtail our management of Desert Telecommunications. We cannot assure you that EquiTel will successfully consummate the acquisition of a controlling interest in Desert Telecommunications.

We must ensure that our systems are Year 2000 ready.

The Year 2000 problem is the result of computer programs being written using two digits, rather than four digits, to define the applicable year. Any of our systems, elements or applications that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in improperly routed traffic, a major system failure or miscalculations in invoices. We have completed our inventory assessment and have begun repairing or replacing the most critical items that we have determined not to be Year 2000 ready. We expect that our expenditures to complete our Year 2000 readiness program will be minimal.

If we do not achieve readiness prior to December 31, 1999, or if we fail to identify and remedy all critical Year 2000 problems, our results of operations or financial condition could be materially and adversely affected. We have determined that non-ready network elements and systems may result in improperly routed traffic and that non-ready, non-network systems may result in errors in customer billing and accounting records. We may also be adversely affected by general economic disruptions caused by the Year 2000 issue even in circumstances where our systems and the systems of our customers are Year 2000 ready. We have begun to develop appropriate contingency plans to mitigate, to the extent possible, any significant Year 2000 non-readiness. If we are required to implement our contingency plans, the cost of Year 2000 readiness may be greater than referenced above and cannot guarantee that these plans will be adequate.

Where You Can Find More Information

Upon the effectiveness of this registration statement we will be subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and will file periodic reports, and other information relating to our business, financial statements and other matters with the Securities and Exchange Commission. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W. Washington, D.C. 20549 or at the SEC's regional offices at 7 World Trade Center, New York, New York 10048 and Citicorp Center, 5-West Madison Street, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges.

Glossary Of Certain Telecommunications Terms

     Asynchronous Transfer Mode (ATM) - A switching and transmission technology that is one of a general class of packet technologies that relay traffic by way of an address contained within the first five bits of a standard fifty-three bit-long packet or cell. ATM-based packet transport was specifically developed to allow switching and transmission of mixed voice, data and video at varying rates. The ATM format can be used by many different information systems, including LANs.

     Backbone - The through-portions of a transmission network, as opposed to spurs which branch off the through-portions.

     Bandwidth - The range of frequencies that can be passed through a medium, such as glass fibers, without distortion. The greater the bandwidth, the greater the information-carrying capacity of such medium. For fiber optic transmission, electronic transmitting devices determine the bandwidth, not the fibers themselves. Bandwidth is measured in Hertz (analog) or Bits Per Second (digital).

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

     Bit - A binary unit of information that can have either of two values, 0 or
1.  Higher amounts of binary digit are:
        .    kilobit = 1,000 bits
        .    megabit = 1 million bits
        .    gigabit = 1 billion bits
        .    terabit - 1 trillion bits

     Bps - Bits per second. This is the basic measuring unit of speed in a digital transmission system. The number of bits that a transmission facility can convey between a sending location and a receiving location in one second.

     Capacity - The information-carrying ability of a telecommunications system, as defined by its design (number of fibers, system length, and opto/electronic equipment) and its deployed equipment (amount of opto/electronics in the station) and measured in bits per second. Capacity is sold in discrete units, usually system interface levels such as DS-3s and STM-1s, that in the aggregate are the equivalent of total system capacity.

     Carrier - A third party provider of communications services by wire, fiber or radio. Types of carriers include:

        . Common Carrier: A private company offering facilities or services to the general public on a non-discriminatory basis and regulated as to market entry, practices, and rates by various Federal and State authorities.

        . Private Carrier: Services provided for internal use and free of most common carrier regulations to allow discrimination in service provision or pricing.

     Carrier Hotel - A building (or part of a building) that has either been specifically designed and built or has been adapted, for use by telecommunications companies to meet their specific requirements.

     Dedicated - Refers to telecommunications lines dedicated to or reserved for use by particular customers along predetermined routes.

     Dense Wavelength Division Multiplexing (DWDM) - Similar technology to WDM, except permitting a larger number of constituent spectrum colors to be signal carrying, thus further expanding fiber optic cable capacity.

     Digital - A method of storing, processing and transmitting information through the use of distinct electronic or optical pulses that represent the binary digits 0 and 1. Digital transmission/switching technologies employ a sequence of discrete, distinct pulses to represent information, as opposed to the continuously variable analog signal. The precise signal transitions preclude any distortion such as graininess or snow in the case of video transmission, or static or other background distortion in the case of audio transmission.

     DS-3 - Data transmission rate of approximately 45 Mbps.

     Gbps - Gigabit per second, which is a measurement of speed for digital signal transmission expressed in billions of bits per second.

     Hertz - The unit for measuring the frequency with which an electromagnetic signal cycles through the zero-value state between lowest and highest states. One Hz (Hertz) equals one cycle per second. kHz (kilohertz) stands for thousands of Hertz; NUIZ (megahertz) stands for millions of Hertz.

     Indefeasible Right of Use (IRU) - A measure of currency in the fiber optic cable business. The owner of an IRU has the right to use the capacity for the time and bandwidth to which the IRU applies. In telecommunications, an IRU is the effective long term lease (temporary ownership) of the capacity of an international cable.

     Internet - Interconnected computer networks, originally known as the DARPA network (Defense Advanced Research Projects Agency) connecting government and academic sites. It currently links about 50 million people worldwide who use it for everything from scientific research to simple electronic mail.

     Internet Service Provider - A company that provides individuals and companies with access to the Internet and to other related services such as website access and hosting.

     Internet Peering - An agreement between two carriers for the exchange of Internet traffic between their networks and onwards, covering the physical interconnect as well as the financial terms of the interconnect where applicable.

     Intranet - A private network that uses Internet software. An Intranet is a private Internet reserved for use by people who have been given the authority and passwords necessary to use that network IP Internet Protocol. A standard which describes software that keeps track of Internet addresses, routes outgoing messages and recognizes incoming messages.

     Kbps - Kilobits per second, which is a measurement of speed for digital signal transmission expressed in thousands of bits per second.

     Local Loop or Tail - The local loop or tail is that portion of the local telephone network that connects the customer's premises to the local exchange provider's central office or switching center. This includes all the facilities starting from the customer premise interface which connects to the inside wiring and equipment at the customer premise to a terminating point within the switching wire center.

     Mbps - Megabits per second, which is a measurement of speed for digital signal transmission expressed in millions of bits per second.

     Multimedia - The electronic conversation between two or more people or groups of people in different places using two or more types of digitally integrated communication for voice, sound, text, data, graphics, video, image or presence at the same time. Applications include conferencing, presentations, training, referencing, games, etc.

     Multiplexing - An electronic or optical process that combines two or more lower bandwidth transmissions into one higher bandwidth signal by splitting the total available bandwidth into narrower bands (frequency division) or by allotting a common wavelength to several transmitting sources one at a time in sequence (time division).

     Optical Fibers - Thin filaments of glass through which light beams are transmitted. Enormous capacity, low-cost, low-power consumption, small space, light-weight, insensitivity to electromagnetic interference characterize this transport media.

     Physical Point of Presence (POP) - A place where a telecommunications carrier has a physical presence for access to its network.

     PTO (Public Telephone Operator) - Originally a government owned national provider of telecommunications services. In countries where deregulation has occurred, the PTO may be privatised whereas in countries where deregulation has not occurred, the PTO remains government owned.

     STM (Synchronous Transfer Mode) - New term for traditional Time Division Multiple switching to distinguish it from ATM.

     STM-1 - The largest standard circuit unit of capacity, which consists of 155,500 Kbps(equal to 155 Mbps). Thus, each Gbps contains enough capacity for
6.4 STM- 1 circuits. While capacity is sold to the largest telecommunications companies in minimum investment units equal to one STM-1 unit, most telecommunications companies buy smaller units at a price higher than the equivalent STM- 1 price.

     STM-4 -   Data transmission rate of approximately 622 Mbps.

     STM-16 - Data transmission rate of approximately 2,488 Mbps.

     Switch - A sophisticated computer that accepts instructions from a caller in the form of a telephone number. Like an address on an envelope, the numbers tell the switch where to route the call. The switch opens or closes circuits or selects the paths or circuits to be used for transmission of information. Switching is a process of interconnection circuits to form a transmission path between users. Switches allow local telecommunications service providers to connect calls directly to their destination, while providing advanced features and recording connection information for future billing.

     Synchronous Digital Hierarchy (SDH (SONET)) - SDH (SONET) is a set of standards for optical communications transmission systems that define optical rates and formats, signal characteristics, performance, management and maintenance information to be embedded within the signals and the multiplexing techniques to be employed in optical communications transmission systems. SDH (SONET) facilitates transmission between dissimilar vendors' equipment and benefits customers by minimizing the equipment necessary for telecommunications applications. SDH (SONET) also improves the reliability of the Local Loop connection, historically one of the weakest links in the transmission of information.

     TDM - Time Division Multiplexing) - A scheme in which numerous signals are combined for transmission on a single communications line or channel.

     Wavelength Division Multiplexing (WDM) - A multiplexing technique which employs more than one light source and director operating at different wavelengths and simultaneously transmits optical signals through the same fiber while message integrity of each signal is preserved.

ITEM 2.   FINANCIAL INFORMATION

Selected Consolidated Financial Information and Other Operating Data

Selected historical consolidated financial data of Telemonde as of and for the period from March 10, 1998 (date of inception) to December 31, 1998 is presented below. This has been derived from Telemonde's audited financial statements included in this registration statement, which were prepared in accordance with US GAAP. The selected historical consolidated financial data of Telemonde presented below as of and for the nine-month period ended September 30, 1999 have been derived from Telemonde's unaudited financial statements included in this registration statement. The summary unaudited pro forma financial data have been derived from our audited financial statements for the period from March 10, 1998 to December 31, 1998, our unaudited financial data for the nine months ended September 30, 1999 and unaudited results reported from EquiTel. The data below should be read in conjunction with Telemonde's consolidated financial statements, the notes thereto, and the discussion under "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained elsewhere in this registration statement.

                                                                                                                   Pro Forma
                                                                   Pro Forma Period       Nine Months            Nine  Months
                                                 Period from        From  March 10,          ended                  Ended
                                               March 10,1998 to    1998 to  December      September 30,            September
                                             December 31, 1998      31, 1998 (1)             1999                30, 1999 (2)
                                             -----------------     ----------------      -------------         --------------
                                                                               (Dollars in thousands)
Operating Data
Operating Revenues                              $  29,331              $  29,331          $   5,857                $   5,954

Line Cost                                         (32,510)               (31,612)            (5,315)                  (4,887)
Cost of Contract Cancellation (3)                  (6,094)                (6,094)                --
Dispute Settlement Costs                               --                     --                 --                   (4,000)
Share of Losses of Joint Ventures                      --                     --                 --                     (582)
Selling, General, and Administrative Expenses      (1,055)                (1,777)            (6,821)                  (9,078)
Depreciation and Amortization                          --                 (2,042)              (112)                  (2,040)
                                                  --------               --------           --------               ----------
Operating Expenses                                (39,659)               (41,525)           (12,248)                 (20,587)
                                                 ---------               ---------         ----------              ----------
Operating Loss                                    (10,328)               (12,194)            (6,391)                 (14,633)
                                                 =========               =========         ==========              ==========

Interest Income                                       247                    247                580                      582
Interest Expense                                     (330)                  (330)            (1,109)                  (1,121)
Amortization of financing costs                        --                     --             (8,976)                  (8,976)
Loan Arrangement Fees                              (1,321)                (1,321)              (500)                    (500)
Other (Expense) Income                             (1,404)                (1,404)           (10,005)                 (10,015)
                                                 ---------               ---------         ----------              ----------

Net Loss                                         $(11,732)               (13,598)          $(16,396)               $ (24,648)
                                                 =========               =========         ==========              ==========
Other Financial Data
EBITDA (4)                                        (10,328)               (10,152)            (6,279)                 (12,593)

Balance Sheet Data
Cash and Cash Equivalents                           2,655                                       125                      168
Bandwidth Inventory                                77,515                                    87,880                   87,880
Trade and Other Receivables                         9,518                                     7,401                    6,551
Investment in Joint Venture                            --                                        --                    1,038
Property and Equipment, Net                            --                                       706                      920
Goodwill                                               --                                     1,289                   26,466
                                                 ---------                                 ----------              ----------
Total Assets                                       89,688                                    97,401                  123,023
                                                 ---------                                 ----------              ----------
Total Liabilities                                (101,390)                                 (114,847)                (105,219)
                                                 =========                                 ==========              ==========
Stockholders Equity (Net Capital Deficiency)     $(11,702)                                 $(17,446)                 $17,804
                                                 =========                                 ==========              ==========

(1) Gives pro forma effect to (a) the acquisition of EquiTel and (b) a debt to equity conversion of $16,250,000 as if they had occurred on March 10, 1998.

(2) Gives pro forma effect to (a) the acquisition of EquiTel and (b) a debt to equity conversion of $16,250,000 as if they had occurred on March 10, 1998 (income statement data) and September 30, 1999 (balance sheet data).

(3) On April 16, 1999 Telemonde terminated a Capacity Purchase Agreement with Gemini ("CPA"). Under the CPA, Telemonde was committed to drawing down capacity over a three year period. Under the termination agreement, the commitment, other than the capacity already drawn down, has been canceled. All costs connected with the termination agreement have been expensed within the operating statement to December 31, 1998 as the decision to terminate the CPA was made in 1998.

(4) "EBITDA" is defined as net income before taxes, interest income, depreciation and amortization. EBITDA is presented because it is a widely accepted measure to provide information regarding a company's ability to service and/or incur debt. EBITDA should not be considered in isolation or as a substitute for net income, cash flows from operations and income or cash flow data prepared in accordance with generally accepted accounting principles, or as a measure of a company's profitability or liquidity. Additionally, Telemonde's calculation of EBITDA may differ from that performed by other companies, and thus, the amounts disclosed for EBITDA may not be directly comparable to those disclosed by other companies.


Unaudited Pro Forma Combined Financial Data

The unaudited pro forma combined financial information has been prepared in accordance with generally accepted accounting principles in the United States and gives effect to the following:

(a) The acquisition of all outstanding share capital of EquiTel Communications Limited in November 1999. The combination will be accounted for under the purchase method. Shares for the market value of $19 million will be issued on completion.

    Possible contingent consideration are listed below:

     (i) An additional sum calculated by multiplying reported earnings before interest and tax for the year ending December 31, 2000 by 6, subject to a maximum of $30 million, payable in common stock on June 30, 2001.
     (ii) A further additional sum calculated by multiplying reported earnings before interest and tax for the year ending December 31, 2001 by 5, subject to a maximum of $50 million, less the amount paid under (i) above, payable in common stock on June 30, 2002.

    Any additional consideration will result in additional goodwill.

(b)     A debt to equity conversion of $16,250,000 on November 10, 1999.

The pro forma combined statements of income give effect to the acquisition as if it had occurred on March 10, 1998 (date of inception of Telemonde Investments Limited). The pro forma combined balance sheet gives effect to the acquisition and the equity injection, as if they had occurred on September 30, 1999. The pro forma combined financial information does not purport to represent what Telemonde's results of operations would have been had the acquisitions been consummated at the beginning of fiscal 1998 nor do they project Telemonde's results for any future period.

                                Telemonde, Inc.
               Pro-Forma Unaudited Combined Statement of Income
                Period from March 10, 1998 to December 31, 1998

                                 Telemonde
                                Investments        EquiTel
                                   Limited       Communications   Telemonde,                   Pro-Forma
                                (consolidated)    Limited            Inc.      Adjustments(1)  Combined
                                -------------     -------           ----       ------------    --------
                                                    (Dollars in thousands)
Operating Revenues
Bandwidth Revenues                $ 29,331          $  -             $ -      $         -      $ 29,331
Other Revenues                           -           898               -     (a)     (898)            -
                                  --------          ----           -----         ---------     --------
Operating Revenues                  29,331           898               -             (898)       29,331

Operating Expenses
Line Costs                          32,510             -               -     (a)     (898)       31,612
Cost of Contract Cancellation        6,094             -               -                -         6,094
Depreciation and Amortization            -             -               -     (b)    2,042         2,042
Selling, General and
  Administrative Expenses            1,055           720               2                -         1,777
                                  --------          ----           -----         ---------     --------
Operating Expenses                  39,659           720               2            1,144        41,525
                                  --------          ----           -----         ---------     --------

Operating Profit/(Loss)            (10,328)          178              (2)          (2,042)      (12,194)

Other Income (Expense)
Interest Income                        247             -               -                -           247
Interest Expense                      (330)            -               -                -          (330)
Loan Arrangement Fees               (1,321)            -               -                -        (1,321)
                                  --------          ----           -----         ---------     --------
Other (Expense) Income              (1,404)            -               -                -        (1,404)
                                  --------          ----           -----         ---------     --------
Net Profit/(Loss)                 $(11,732)         $178           $  (2)        $ (2,042)     $(13,598)
                                  ========          ====           =====         =========     ========

(1) The pro-forma unaudited combined statements of income for the period from March 10, 1998 to December 31, 1998 gives effect to the following pro-forma adjustments:

    (a) Elimination of fees and commissions amounting to $898,000 payable by Telemonde to EquiTel Communications Limited.

    (b) Amortization of goodwill amounting to $2,042,000 attributable to the acquisition of EquiTel Communications Limited.

                                Telemonde, Inc.
                Pro-Forma Unaudited Combined Statement of Income
                  for the nine months ended September 30, 1999

                                    Telemonde,          EquiTel
                                       Inc.          Communications                              Pro-Forma
                                  (consolidated)        Limited              Adjustments1        Combined
                                  --------------        -------              ------------        --------
                                            (Dollars in thousands)

Operating Revenues
Bandwidth Revenues                    $  5,857          $     -               $     -            $  5,857
Other Revenues                               -              525       (a)        (428)                 97
                                        ------           ------                 -----              ------
Operating Revenues                       5,857              525                  (428)              5,954
                                       -------           ------                 -----              ------

Operating Expenses
Line Costs                               5,315                -       (a)        (428)              4,887
Dispute Settlement Costs                     -            4,000                     -               4,000
Share of Losses of Joint Ventures            -              582                     -                 582
Provision for Doubtful Debts               924                -                     -                 924
Depreciation and Amortization              112               31       (b)       1,897               2,040
Selling, General and
  Administrative Expenses                5,897            2,257                     -               8,154
                                        ------           ------               -------              ------
Operating Expenses                      12,248            6,870                 1,469              20,587
                                        ------          -------               -------             -------

Operating (Loss)                        (6,391)          (6,345)               (1,897)            (14,633)

Other Income (Expense)
Interest Income                            580                2                     -                 582
Amortization of financing costs         (8,976)               -                     -              (8,976)
Interest Expense                        (1,109)             (12)                    -              (1,121)
Loan Arrangement Fees                     (500)                                                      (500)
                                        ------           ------                -------             ------
Other (Expense) Income                 (10,005)             (10)                                  (10,015)
                                        ------           ------                -------             ------
Net (Loss)                            $(16,396)         $(6,355)              $(1,897)           $(24,648)
                                       =======           ======                ======             =======


(1) The pro-forma unaudited combined statement of income for the nine months ended September 30, 1999 gives effect to the following pro-forma adjustments:

    (a) Elimination of fees and commissions amounting to $428,000 payable by Telemonde to EquiTel Communications Limited.

    (b) Amortization of goodwill amounting to $1,897,000 attributable to the acquisition of EquiTel Communications Limited.

                                Telemonde, Inc.
                   Pro-Forma Unaudited Combined Balance Sheet
                            as of September 30, 1999

                                      Telemonde,         EquiTel
                                         Inc.         Communications                                     Pro-Forma
                                   (consolidated)        Limited               Adjustments1              Combined
                                   --------------        -------               ------------              --------
                                                (Dollars in thousands)

                Assets
Cash and Cash Equivalents               $    125         $    43                   $     -             $    168
Trade Accounts Receivable                  4,237               -                         -                4,237
Other Receivables                          3,164             535            (e)     (1,385)               2,314
Inventory                                 87,880               -                         -               87,880
Property, Plant & Equipment                  706             214                         -                  920
Investment in Joint Venture                    -           1,038                         -                1,038
Goodwill                                   1,289               -            (a)     25,177               26,466
                                           -----           -----                    ------               ------

Total Assets                            $ 97,401         $ 1,830                $   23,792             $123,023
                                        ========         =======                ==========             ========

Liabilities and Shareholders' Equity

Trade Accounts Payable                    85,164             571            (b)     (6,729)              79,006
Other Payables                                 -           1,700            (e)     (1,385)                 315
Accrued Expenses                          11,332             147                         -               11,479
Deferred Income                            1,139               -                         -                1,139
Other Loans                                6,500             300                         -                6,800
Shareholder Loans                         10,712           5,289            (b)     (9,521)               6,480
                                          ------          ------                    -------              ------
Total Liabilities                        114,847           8,007                   (17,635)             105,219
                                          ------          ------                    -------              ------

Stockholders' equity

Share Capital                                 59               -            (c)         11                   70
Retained Earnings                        (28,128)         (6,177)           (d)      6,177              (28,128)
Additional Paid in Capital                10,623               -            (b,c)   35,239               45,862
                                          ------          -------                   ------               ------
Total Shareholders' Funds                (17,446)         (6,177)                   41,427               17,804
                                          ------          -------                   ------               ------
Total Liabilities
and Stockholders' Funds                 $ 97,401         $ 1,830                 $  23,792             $123,023
                                        ========         =======                 =========             ========

________

(1) The pro-forma unaudited combined balance sheet as of September 30, 1999 gives effect to the following pro-forma adjustments:

    (a) Capitalization of goodwill amounting to $25,177,000 arising on the acquisition of EquiTel Communications Limited. This represents the purchase price (excluding any contingent consideration) of $19 million plus the fair value of net liabilities acquired of $6,177,000. Goodwill is being amortized over 10 years under the straight-line method.

    (b) A debt to equity conversion of $16,250,000, resulting in the issue of 6,000,000 shares.

    (c) Shares valued at $19 million issued as the non-contingent consideration to acquire EquiTel Communications Limited, resulting in the issuance of 4,947,917 shares.

    (d) The elimination of pre-acquisition retained earnings in EquiTel Communications Limited amounting to $6,177,000.

    (e) The elimination of intercompany balances

Management's Discussion And Analysis Of Financial Condition And Results Of Operations

You should read the following discussion and analysis together with Telemonde's financial statements, including the notes, appearing elsewhere in this registration statement.

Overview

We are a facilities-based international communications company. We are creating a global network infrastructure to interconnect the developed world markets with regional hubs in the emerging markets. We offer managed bandwidth, voice, data and Internet services over our voice and data switching infrastructure. Our services are intended to enable emerging markets to have access to the telecommunications facilities of the developed world. These services will enable populations of developing countries to participate in the global communications community through our regional hubs. Our target customers include leading global telecommunications carriers, incumbent public telephone operators (PTO's) operators in developing countries, internet service providers
(ISPs), multimedia service providers and new entrants to the telecommunications market. We seek to capitalize on the increasing demand for high quality international communications services which is being driven by the globalization of the world's economies, the worldwide trend toward telecommunications deregulation, and the growth of voice, video, data and Internet traffic.

Corporate Structure

Telemonde, Inc. (formerly Pac-Rim Consulting, Inc) acquired Telemonde Investments Limited ("TIL"), a British Virgin Islands company and the holding company for the Telemonde business, on May 14, 1999. In exchange for all of the issued and outstanding shares of TIL, Telemonde, Inc. issued 35,297,000 restricted shares of Telemonde, Inc.'s common stock. Pac-Rim Consulting, Inc. ("Pac-Rim") was a dormant shell company with no operating history but was listed on the NASD Over-the-Counter Bulletin Board.

The issuance of common stock by Pac-Rim will be accounted for as a reverse purchase acquisition of Pac-Rim by TIL. Although Pac-Rim was the surviving legal entity in the Reverse, TIL is considered to be the acquirer in the transaction because:

 .    the sole shareholder of TIL prior to the acquisition became the majority shareholder of Pac-Rim following the acquisition;
 .    Telemonde management became Pac-Rim management following the acquisition;
     and
 .    Pac-Rim was simply a shell company rather than an operating business.


Following the acquisition by TIL, Pac-Rim Consulting, Inc.'s name was changed to Telemonde, Inc. On November 9, 1999, Telemonde, Inc. became a Delaware corporation by merging into a newly formed Delaware subsidiary.


The following chart illustrates our current corporate structure.

                                TELEMONDE, INC.
                            a Delaware corporation

telmonde.net, S.A.        Telemonde           TGA(UK) Limited   Telecities Limited        Equitel           Telemonde Networks,
  organized in       Investments Limited,         a United       a United Kingdom      Communications        Limited, a United
  Switzerland          a British Virgin           Kingdom           company          Limited, a United        Kingdom company
                       Islands company            company                             Kingdom company

                                                                                    Equitel Card Services
              Telemonde International Bandwidth                                           Limited,
          Limited, a British Virgin Islands company                                a United Kingdom company

                                                                                      Teleroute Limited,
           Telemonde Bandwidth (Bermuda) Limited, a                                a United Kingdom company
                       Bermuda company
                                                                                      Telesource Limited,
                                                                                   a United Kingdom company

              Telemonde International Bandwidth                             Desert Telecommunications Services, LLC
                     (Bermuda) Limited,                                             (49%), organized in Oman
                     a Bermuda company

*All Companies are 100% owned unless otherwise indicated.

Revenues

Operating revenues for the nine month period ended September 30, 1999 totaled $5.9 million compared with $29.3 million for the period beginning March 10, 1998 and ended December 31, 1998. The principal reason for the decline in revenues for the nine month period ended September 30, 1999 has been the rapid decline of prices in the bandwidth capacity industry. In order to address this bandwidth price compression, we have entered into negotiations with our suppliers to obtain more flexible pricing and a geographic expansion of the fiber optic bandwidth capacity we can make available to our customers. To further offset future bandwidth capacity market fluctuations, we have diversified our revenue streams through the acquisition of EquiTel and will further diversify our revenue streams upon completion of our acquisitions of ITS Europe and Global Communications. We believe that these businesses will contribute significant revenues in 2000.

Results of Operations

For the nine months ended September 30, 1999 compared with the period from March 10, 1998 to December 31, 1998

Operating revenues decreased $ 23.4 million or 80% from $ 29.3 million for the period ended December 31, 1998 to $ 5.9 million for the nine months ended September 30, 1999. Sales of IRUs fell $ 25.4 million or 88 % from $ 28.9 million for the period ended December 31, 1998 to $ 3.5 million for the nine months ended September 30, 1999. Backhaul and maintenance revenues increased $
1.8 million or 450% from $ 0.4 million in the period ended December 31, 1998 to $ 2.2 million in the nine months ended September 30, 1999. The increase in backhaul and maintenance revenues reflects the fact that the related sales agreements came into effect part way through the period ended December 31, 1998. Leasing revenues increased from nil in the period ended December 31, 1998 to $
0.2 million in the nine months ended September 30, 1999.

Line costs decreased $ 27.2 million or 84% from $ 32.5 million in the period ended December 31, 1998 to $ 5.3 million in the nine months ended September 30, 1999. The decrease reflects an equivalent decrease in capacity sales.

Provision for doubtful debts increased from nil in the period ended December 31, 1998 to $ 0.9 million in the nine months ended September 30, 1999. The provision relates to a 1999 capacity sale.

The cost of contract cancellation decreased from $ 6.1 million in the period ended December 31, 1998 to nil in the nine months ended September 30, 1999. On April 16, 1999, Telemonde terminated a Capacity Purchase Agreement with Gemini. Under the terms of the Capacity Purchase Agreement Telemonde was committed to drawing down capacity over a three year period. Under the termination arrangement, the commitment, other than the capacity already drawn down, has been cancelled. All costs connected with the termination arrangement have been expensed in the period ended December 31, 1998 as the decision to terminate the Capacity Purchase Agreement was made in 1998.

Selling, general and administrative expenses increased $4.9 million or 445 % from $1.1 million in the period ended December 31, 1998 to $6.0 million in the nine months ended September 30, 1999. Staff costs increased from nil in the period ended December 31, 1998 to $1.0 million in the nine months ended September 30, 1999. The increase in staff costs reflects the fact that Telemonde Networks Limited was incorporated on February 16, 1999 to perform the sales and marketing functions previously undertaken outside the Company by Telemonde Limited and to build infrastructure and staff. Legal fees increased $1.2 million or 200% from $0.6 million in the period ended December 31, 1998 to $1.8 million in the nine months ended September 30, 1999. The increase in legal fees reflects an increase in corporate finance activity. Other selling, general and administrative expenses increased $2.8 million or 700% from $0.4 million in the period ended December 31, 1998 to $3.2 million in the nine months ended September 30, 1999, primarily as a result of an increase in travel and accommodation costs.

Interest income increased $0.4 million or 200% from $0.2 million in the period ended December 31, 1998 to $0.6 million in the nine months ended September 30, 1999. The increase is attributable to an increase in income from sales interest on capacity sold on deferred payment terms.

Amortization of financing costs increased from nil in the period ended December 31, 1998 to $9.0 million in the nine months ended September 30, 1999. The increase is attributable to the warrants issued to Communications Collateral Limited and Global Crossing in 1999. Generally accepted accounting principles in the United States require that the fair value of the warrants is recorded as an expense over the period of the related financing.

Interest expense increased $0.8 million or 236% from $0.3 million in the period ended December 31, 1998 to $1.1 million in the nine months ended September 30, 1999 since average borrowings increased.

Loan arrangement fees decreased $0.8 million or 62% from $1.3 million in the period ended December 31, 1998 to $0.5 million in the nine months ended September 30, 1999. The decrease is attributable to a fall in the aggregate value of bridging finance to date in 1999 compared with 1998.

Liquidity and Capital Resources

Telemonde's liquidity requirements arise from:

 . purchases and maintenance of bandwidth capacity and network equipment; . development of intelligent network platforms;
 .  acquisition and development of carrier hotels and landing stations;
 .  interest and principal payments on outstanding indebtedness;

 . net cash used in operating activities; and . acquisitions of, and strategic investments in, businesses.

Telemonde has satisfied its liquidity requirements to date through operating cash flows, vendor finance and equity subscriptions.

Net cash used in operating activities was $20.0 million in the nine months ended September 30, 1999, compared to net cash provided by operating activities of $2.6 million in the period from March 10, 1998 to December 31, 1998. The increase in net cash used in operating activities was primarily due to a fall in receipts under capacity sales agreements, an increase in payments under capacity purchase agreements and an increase in general and administrative payments.

Net cash used in investing activities was $0.8 million in the nine months ended September 30, 1999 compared to nil in the period from March 10, 1998 to December 31, 1998. Net cash used in investing activities in the nine months ended September 30, 1999 comprises purchases of property, plant and equipment.

Net cash provided by financing activities was $18.2 million in the nine months ended September 30, 1999 compared with $.03 million in the period from March 10, 1998 to December 31, 1998. Proceeds from shareholder loans increased from nil in the period ended December 31, 1998 to $10.7 million in the nine months ended September 30, 1999. Proceeds from the Communications Collateral Limited Capacity Option Agreement increased from nil in the period ended December 31, 1998 to $6.5 million in the nine months ended September 30, 1999. In the period from March 10, 1998, Telemonde repaid loans of $18.3 million which had been drawn down in the period.

Telemonde's ability to meet its liquidity requirements is dependent on its ability to generate cash inflows from operations and raise short term or permanent finance. Since inception through September 30, 1999, Telemonde has had negative cash flow from operating activities of $17.3 million and negative EBITDA of $16.6 million. In addition, Telemonde incurred net losses of $11.7 million in the period ended December 31, 1998 and $16.4 million in the nine months ended September 30, 1999. On a pro forma basis, after giving effect to the acquisition of EquiTel, Telemonde would have had a net loss of $13.6 million in the period ended December 31, 1998 and $24.6 million in the nine months ended September 30, 1999. Telemonde expects to incur additional operating losses and negative cash flow from operations as it expands its operations and upgrades its network. There can be no assurance that revenue will grow in future periods or that Telemonde will be able to achieve or sustain profitability or positive cash flow from operations. If Telemonde cannot achieve and sustain operating profitability or positive cash flow from operations or raise equity or debt capital, it will be unable to meet its working capital and capital expenditure requirements. The independent auditors have reported that the financial statements for the period from March 10, 1998 to December 31, 1998 have been prepared assuming that the Company will continue as a going concern. As discussed in note 13 to the financial statements, the Company has incurred a net loss of $11.7 million. At December 31, 1998, total liabilities exceeded total assets by

$11.7 million. These factors, and the others discussed in Note 13, raise substantial doubt about the ability of the company to continue as a going concern if it fails to raise additional debt and equity financing. The financial statements do not include any adjustments relating to the recoverability of recorded assets, or the amounts of liabilities, that might be necessary in the event the Company fails to raise additional financing and cannot continue in existence.

Due to its temporary lack of liquidity resulting from a decline in the market for wholesale fiber optic bandwidth, Telemonde has defaulted under its monetary obligation on a number of its material contracts. Telemonde is therefore negotiating with its principal suppliers to amend its existing trans-Atlantic capacity contracts to include capacity in the Pacific, Europe and South America and to reschedule payment terms.

Gemini Capacity Purchase Agreement. On April 3, 1998, Telemonde, through its now wholly owned subsidiary Telemonde International Bandwidth (Bermuda) Limited, purchased IRUs relating to transatlantic capacity from Gemini Submarine Cable System Limited. Specifically, Telemonde agreed to acquire up to a maximum of STM-16. Due to a subsequent and rapid decline in the market for wholesale telecommunications bandwidth, the capacity sale agreement was amended by three letter agreements dated January 27, April 16, and April 22, 1999. These amendments provided that an IRU for only one (1) STM-1 would be acquired, and a second STM-1 would be leased for a lump sum payment plus monthly payments for a three-month period ending July 16, 1999. Further negotiations between the parties provided that the lump sum payment would fall due on October 7, 1999 in the form of two promissory notes. As of the date of filing, Telemonde has paid Gemini the full balance owing for the IRU relating to the first STM-1. However, Telemonde has not fulfilled its obligations under two promissory notes in the amount of $2.7 million. Although this default gives Gemini the right to immediately terminate the IRUs, Gemini has not done so as of the date of this filing. Furthermore, such a termination would not substantially effect Telemonde's bandwidth sales contracts, as it only has one customer operating on the Gemini network under this particular capacity purchase agreement, and this customer is protected under the agreement with Gemini.

Current Obligations to Communications Collateral Limited. On April 15, 1999, Telemonde, through its now wholly owned subsidiary Telemonde Investments Limited, entered into a series of agreements with Communications Collateral Limited, including, among others, agreements for: (1) the sale of an IRU for bandwidth to CCL; (2) the grant of an option to CCL which, among other things, required Telemonde to repurchase the bandwidth upon CCL's request; and (3) a $1 million loan by CCL to Telemonde due and repaid on August 12, 1999. In connection with these principle agreements, other Telemonde subsidiaries (TIBL, TIBBL, TBBL) guaranteed the obligations of TIL under those agreements, including its obligation to pay back the loan and to repurchase the bandwidth in the event that CCL exercised its option.

On August 14, 1999, CCL exercised its option to require Telemonde to repurchase the capacity. As of filing, Telemonde has been unable to complete this repurchase and is in default in the amount of approximately $4.4 million. As a result, CCL has the right to foreclose on essentially all of the assets of TIL, including its ownership interests in TIBBL, TIBL and TBBL, all of the assets in any of the foregoing subsidiaries, including their rights under Telemonde's bandwidth sale contracts; and any ownership interest the foregoing subsidiaries might have in any other Telemonde entities until the default is cured. The amount of the foreclosure, however, would not exceed the amount of the indebtedness. Negotiations between the parties are ongoing and management intends to repay the indebtedness as soon as possible.

MCI WorldCom Capacity Purchase Agreements. In December of 1998 and on March 31, 1999, Telemonde, through its now wholly owned subsidiary Telemonde International Bandwidth Limited, entered into agreements for the purchase of four (4) units of bandwidth capacity on the Gemini network. Specifically, Telemonde acquired the IRU's in three (3) units of capacity under the December 1998 agreement, and acquired the right for an additional unit of capacity under the March 1999 agreement. Under these agreements, Telemonde is also required to pay annual
maintenance charges.   As of filing, Telemonde has paid the amounts due under
the March 1999 agreement. However, as a result of the liquidity problems detailed above, Telemonde was unable to fulfill its obligations to draw down and pay for the three (3) units of capacity under the December 1998 agreement. Furthermore, Telemonde is delinquent on its annual maintenance charges under both agreements, resulting in an overall default to MCI WorldCom in the amount of approximately $28 million. In light of these circumstances, Telemonde is currently negotiating with MCI WorldCom to restructure their existing agreements.

Under a heads of terms with MCI Worldcom, Telemonde will swap existing trans-Atlantic capacity available under the Capacity Agreements for capacity on the Ulysses System which includes trans-Pacific, European and other capacity. The outstanding default plus accrued interest will be paid off over a period lasting until May 31, 2000. Telemonde has also agreed not to grant any security interest on certain of its assets and not to increase existing amounts secured.

Atlantic Crossing Limited. Telemonde, through its now wholly-owned subsidiary Telemonde Bandwidth (Bermuda) Limited, agreed to acquire an aggregate of 16 STM-1(s) on Segment S-1 from Atlantic Crossing Limited, under a Capacity Purchase Agreement dated June 10, 1998. Since the summer of 1999, we have not made any payments under this agreement and are in default under the payment terms in the amount of approximately $53 million, in addition to interest and outstanding maintenance payments. Management is currently in negotiations with Global Crossing, Atlantic Crossing's parent, to re-negotiate the terms of the contract. Management hopes that as a result of these negotiations Telemonde will be able to reschedule its payments acquire of rights in bandwidth across the entire Global Crossing system rather than just trans-Atlantic capacity. This will allow Telemonde to expand according to its overall business strategy.

Recent Events and Transactions

EquiTel. Telemonde acquired EquiTel Communications Limited on November 8, 1999. The maximum aggregate value of the consideration payable by Telemonde to the shareholders of EquiTel is $69 million. The consideration is to be satisfied as follows:

 . the initial consideration of $19 million was satisfied by the issuance to the EquiTel shareholders of restricted shares of common stock of Telemonde.

 . on or before June 30, 2001 or within seven days thereafter, a sum not exceeding $30 million will be paid to EquiTel shareholders in proportion to their respective interests in EquiTel by the issue of restricted shares of common stock of Telemonde, which amount will be based upon its earnings.

 . on or before June 30, 2002 or within seven days thereafter, a sum not exceeding $50 million, less the amount paid on June 30, 2001, will be paid to EquiTel shareholders in proportion to their respective interests in EquiTel by the issue of restricted shares of common stock of Telemonde, which amount will be based upon its earnings.

ITS. Telemonde, through its subsidiary EquiTel, has entered into an agreement to acquire ITS Europe. ITS Europe is currently owned by Carnival Enterprises Limited and Volim Holdings BV, and Callaway Continental Limited will purchase Carnival and the ITS shares held by Volim for $15 million. The purchase price is payable in 3,529,411 shares of common stock of Telemonde which Callaway is entitled to receive from an existing holder of Telemonde stock. Upon the completion of the foregoing transactions, EquiTel will purchase all of the outstanding shares of Callaway. Callaway will also transfer 400,000 shares of common stock of Telemonde that it is entitled to receive from an existing holder to Market Consultant Limited in exchange for $1 million in cash. The $1 million received by Callaway Continental Limited will be lent to EquiTel, which will be in turn lend those funds to ITS Europe.

Global Switch (London) Limited. On November 8, 1999, Telemonde Networks entered into a lease and service agreement, subject to certain conditions, for space in the London Switch Building and agreed to lease space in Paris and Amsterdam upon completion of those carrier hotels. The London facility will house Telemonde's London switching equipment.

Global Communications (Holding) Limited. On November 5, 1999, Telemonde and Global signed a letter of intent for the purchase of the entire share capital of Global Communications by Telemonde. Through this transaction, Telemonde will acquire a full-service internet provider company.

TGA Limited. On August 13, 1999 Telemonde acquired 100% of the issued and outstanding stock of TGA (UK) Limited. The former shareholders of TGA received 200,000 shares of common stock of Telemonde, Inc. as consideration for the TGA stock.

Quantitative and Qualitative Disclosures about Market Risk

Telemonde's primary market risk exposures relate to changes in foreign currency rates. Telemonde is exposed to the risk of fluctuations in foreign currency exchange rates due to the international nature and scope of its operations. In the future, Telemonde expects to continue to derive a significant portion of its net revenue and incur a significant portion of its operating costs outside the United States, and changes in foreign currency exchange rates may have a significant effect on Telemonde's results of operations. Telemonde historically has not engaged in hedging transactions to mitigate foreign exchange risk.

Year 2000 Compliance

General. We are reviewing our network elements, computer systems, software applications and other business systems in order to determine if any of these systems will not properly reflect or recognize the year 2000. Because many computer and computer applications define dates by the last two digits of the year, "00" could be interpreted to mean the year 1900, rather than the year 2000. This error could result in miscalculations or system failures. Year 2000 issues may also affect the systems and applications of our customers, vendors or resellers.

Readiness Program. We expect to complete the repair, replacement, testing and certification of substantially all non-ready network elements by the end of 1999. We are using internal sources to identify, correct or reprogram, and test our systems for Year 2000 readiness.

Suppliers. We currently are and have been contacting third party suppliers of major equipment, software, systems and services used by us to identify and, to the extent possible, to resolve issues involving Year 2000 readiness. However, we have limited or no control over the actions of these third party suppliers. Consequently, while we expect that we will be able to resolve any significant Year 2000 issues with regard to these systems and services, there can be no assurance that these suppliers will resolve any or all Year 2000 issues before the occurrence of a material disruption to our business or any of our customers.

Costs. We expect to incur minimal expenditures in 1999 to complete our Year 2000 readiness program. This estimate does not include the costs of systems, software and equipment that are being replaced or upgraded in the normal course of business. The costs of modifying our network elements, software and systems for Year 2000 readiness are being funded from existing cash resources and are being charged as expenses as incurred .

Risks. We believe that we will substantially complete the implementation of our Year 2000 program prior to December 31, 1999. Consequently, we do not believe that Year 2000 issues will have a material adverse effect on our business or results of operations. However, if we do not achieve readiness prior to December 31, 1999, if we fail to identify and remedy all critical Year 2000 problems or if major suppliers or customers experience material Year 2000 problems, our results of operations or financial condition could be materially affected. We have determined that non-ready network elements and systems may result in improperly routed traffic and that non-ready, non-network systems may result in errors in customer billing and accounting records. We may also be adversely affected by general economic disruptions caused by the Year 2000 issue even in circumstances where our systems of our customers are Year 2000 ready.

Contingency Plans. We are developing appropriate contingency plans to mitigate, to the extent possible, any significant Year 2000 non-readiness. We expect to complete our contingency plans by the end of 1999. If we are required to implement our contingency plans, the cost of Year 2000 readiness may be greater than the amount referenced above and there can be no assurance that these plans will be adequate.

Adoption of new accounting standards

The Financial Accounting Standards Board ("FASB") has issued Statement of Financial Accounting Standard ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and how it is designated. For example, gains or losses related to changes in the fair value of a derivative, not designated as a hedging instrument, are recognized in earnings in the period of the change, while certain types of hedges may be initially reported as a component of other comprehensive income until the consummation of the underlying transaction.

SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. Initial application of SFAS No. 133 should be as of the beginning of a fiscal quarter. On that date, hedging relationships must be designated anew and documented pursuant to the provisions of SFAS No. 133. Earlier application of all of the provisions of SFAS No. 133 is encouraged, but it is permitted only as of the beginning of any fiscal quarter. SFAS No. 133 is not to be applied retroactively to financial statements of prior periods. The Company believes that the adoption of this standard will not have a material effect on the Company's consolidated results of operations or financial position. The FASB has delayed the effective date of SFAS No. 133 by one year to years beginning after June 15, 2000 by the issuance of SFAS No. 137.

In April 1998, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 98-5, "Reporting on the Costs of Start-Up Activities". SOP 98-5 provides guidance on the financial reporting of start-up costs and organization costs, and requires that such costs to be expensed as incurred. SOP 98-5 applies to all nongovernmental entities and is generally effective for fiscal years beginning after December 15, 1998. Earlier application is encouraged in fiscal years for which annual financial statements previously have not been issued. The adoption of SOP 98-5 is not expected to have a material impact on results of operations, financial position, or cash flows of the Company as the Company's current policy is substantially in accordance with SOP 98-5.

ITEM 3.                     PROPERTIES

Telemonde leases its offices at 200 Madison Avenue, Suite 520, New York, New York 10016. In addition, Telemonde leases executive and administrative offices at 40 Portman Square, London, England. Telemonde.net has offices at 16 Chemin des Coquelicots, Geneva, Switzerland and Desert Telecommunications Services, LLC has an office in Muscat, Oman.

Telemonde Networks Limited entered into a lease with Millennium Digital Communications Corp. in March 1999 for space at 200 Madison Avenue in New York. The term of the lease is 2 years with 6 months rent of $42,000 due on April 1, 1999 and 6 months rent of $42,000 due on October 1, 1999. As of filing, Telemonde intends to move to new offices in New York and has failed to pay the rent due in October.

Telemonde also leases space for equipment installed under customer contract or for Telemonde's own network. These leases are normally on an annual basis. Telemonde is currently leasing space in the following telehouses or "carrier hotels":

New York City              8th Avenue
                           Hudson Street

London, England            Aylesbury Street
                           Harbour Exchange, London Docklands
                           The Telehouse, Coriander Avenue, London Docklands

On November 8, 1999 Telemonde Networks Limited entered into a lease with Global Switch (London) Limited for space at the London Switch Building, East India Dock, London, England. The lease is conditioned upon Global Switch's termination of a prior lease. However, management believe that this condition will be fulfilled in the near future and Telemonde will then be able to use the space.

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table provides you with certain information, as of November 10, 1999, regarding beneficial ownership of Telemonde's common stock by: (1) each of our named executive officers and directors; (2) each person whom we believe beneficially owns more than 5% of our outstanding voting stock; and (3) all executive officers and directors as a group. In accordance with the rules promulgated by the Securities and Exchange Commission, this ownership includes shares currently owned as well as shares which the named person has the right to acquire beneficial ownership of within 60 days, through the exercise of options, warrants or other rights. Except as otherwise indicated, each stockholder listed below has sole voting and investment power as to the shares owned by that person.


                                                                Amount and Nature of
Name and Address (1)                                           Benefical Ownership(2)          Percentage of Class(3)
--------------------                                           ----------------------          ----------------------
Kevin F.H. Maxwell (4)..............................                   3,183,492                       4.4%
Adam N. Bishop......................................                     989,583                       1.4%
Andrew J. Hedges....................................                           -                         -
Harry D. Pomeroy (5)................................                     989,583                       1.4%
Nicholas Topham.....................................                     682,812                         *
Larry Trachtenberg (6)..............................                     484,402                         *
Count Gottfried A. von Bismarck.....................                           -                         -
Mark G. Hollo (7)...................................                     946,429                       1.3%
Miguel Tirado (8)...................................                      71,429                         *
Intelecom Limited...................................                  29,260,000                      40.0%
Lake Building, 1st Floor
Wickhams, Cay One
Roadtown, Tortola
British Virgin Islands
Communications Collateral Limited (9)...............                   6,316,223                         8%
The Tropic Isle Building
Road Rown, Tortola
British Virgin Islands
Directors and Named Executive Officers as a Group...                   7,397,730                      10.1%
(9 persons)

------------
*Less than 1% of Telemonde common stock.
(1) If no address is given the individual is an executive officer or director of Telemonde whose business address is: 40 Portman Square, London, England.

(2) Shares of common stock that a person has the right to acquire within 60 days of November 10, 1999 will be deemed outstanding for computing the percentage ownership of the person having the right to acquire such shares but are not deemed outstanding for computing the percentage ownership of any other person.
(3) Based upon 73,104,442 shares issued and outstanding on a fully diluted basis, as of November 10, 1999.
(4) Includes 2,756,790 shares, which will represent interest of Mr. Maxwell and his wife in Intelecom, Inc. Includes 426,702 shares held by Telecoworld Limited in which Mr. Maxwell has a 33.4% ownership interest.
(5)  All shares are held by Mr. Pomeroy's wife.
(6)  All shares are held by Mr. Trachtenberg's wife.
(7) Includes 71,429 shares authorized for issuance to Mr. Hollo as compensation for his membership on the Board of Directors, which number represents $250,000 of shares at $3.50 per share. The compensation package provides the shares will be issued at the closing sales price on the business day prior to issuance and $3.50 represents the price per share as of November 11, 1999. The actual number of shares issued to Mr. Hollo may be different than 71,429. Mr. Hollo's ownership also includes 875,000 shares beneficially owned by Black Trust, beneficiaries of which are descendants and other family members of Mr. Hollo. Mr Hollo is agent for Black Trust through a Power of Attorney.
(8) Includes 71,429 shares authorized for issuance to Dr. Tirado as compensation for his membership on the Board of Directors, which number represents $250,000 of shares at $3.50 per share. The compensation package provides the shares will be issued at the closing sales price on the business day prior to issuance and $3.50 represents the price per share as of November 11, 1999. The actual number of shares to be issued to Dr. Tirado may be different than 71,429.
(9) Shares are issuable to Communications Collateral Limited under a warrant pursuant to which CCL may subscribe for 7% of the issued share capital of Telemonde and under a penalty provision in a registration rights agreement with Telemonde, pursuant to which CCL is obligated within the next 60 days to issue to CCL 1% of the issued share capital of Telemonde.

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS

The following table and biographies sets forth in formation concerning the directors and executive officers of Telemonde.

                                                                           Expiration of Term
Name                           Age       Position                              as Director
----                           ---       --------                              -----------

Kevin F.H. Maxwell(1)           40       Chairman and Director                    2002

Adam N. Bishop                  40       President, Chief Executive               2001
                                         Officer, Treasurer and Director

Andrew J. Hedges                32       Executive Vice President and             N/A
                                         Chief Operating Officer

Harry D. Pomeroy                45       President of EquiTel                     N/A

Nicholas Topham                 41       Chief Executive Officer of               N/A
                                         EquiTel

Larry S. Trachtenberg           46       Executive Vice President and             N/A
                                         Managing Director of EquiTel

Count Gottfried A. von          37       Vice President, Secretary and            2000
 Bismarck                                Director

Mark G. Hollo(1)(2)             49       Director                                 2002

Miguel D. Tirado(1)(2)          56       Director                                 2001

---------------

(1)  Member of the audit committee.
(2)  Member of the compensation committee.

Kevin F.H. Maxwell, 40, Chairman and Director

Mr. Maxwell, a co-founder of Telemonde, has served as the Chairman of the Board and a director of Telemonde since its acquisition of Pac-Rim. Prior to joining Telemonde in May 1999, Mr. Maxwell was a strategic business development consultant for Westbourne Communications Limited for 6 years, through which he was involved in the early development of Telemonde. Mr. Maxwell has an extensive background in media and communications, including newspapers and on-line publishing and software, in Europe and North America. Since 1993, he has specialized in the telecommunications industry. Until 1991, Mr. Maxwell was Deputy Chairman and Deputy Chief Executive Officer of Maxwell Communication Corporation plc, and its subsidiary Macmillan, Inc. (the "Maxwell Group"), and a director of Mirror Group Newspaper. The Maxwell Group, which was controlled by Mr. Maxwell's late father, Robert Maxwell, collapsed in

December 1991. In 1992, Mr. Maxwell was declared bankrupt as a result of the civil litigation arising from the collapse of the Maxwell Group. In 1996, Mr. Maxwell was acquitted of all criminal charges related to the collapse of the Maxwell Group and in 1995, the bankruptcy was discharged.

Adam N. Bishop, 40, President, Chief Executive Officer, Treasurer and Director

Mr. Bishop, a co-founder of Telemonde and EquiTel, has served as the President, Treasurer and a director of Telemonde since its acquisition of Pac-Rim. From 1996 until 1999, Mr. Bishop served as a consultant to various telecommunications companies, including acting as chief executive officer of North American Gateway, Ltd., a wholesale voice telephony carrier and division of North American Gateway, Inc. At North American Gateway, Mr. Bishop established the company's operations in Europe. From 1991 to 1996 Mr. Bishop was employed by British Telecom, plc. where he was head of new business development in international carrier services.

Andrew J. Hedges, 32, Executive Vice President and Chief Operating Officer

Prior to joining Telemonde in November 1999, Mr. Hedges was previously Managing Director of First Telecom plc, the largest independent telecommunications retailer in the United Kingdom. He is a winner of the UK's Whitbread Prize for Marketing. He has gained substantial commercial operations, sales and marketing and international telecommunications experiences in previous positions at, MFS WorldCom, Gemini Submarine Cable and British Telecommunications plc.

Harry D. Pomeroy, 45, President of EquiTel

Mr. Pomeroy, a co-founder of Telemonde and EquiTel, was previously head of Commercial Carrier Operations at WorldCom and before that Head of International Carrier Marketing Operations at British Telecommunications. He is one of the small number of experts with extensive experience and knowledge of the traditional carrier marketplace, new telecom carriers, and the emerging wholesale telecommunications marketplace.

Nicholas Topham, 41, Chief Executive Officer of EquiTel

Mr. Topham was previously a director of the Global Communications and Entertainment Global Practice of Arthur Andersen. He specializes in international wholesale communications and telecommunications strategic development. He has 13 years experience with British Telecommunications, plc where he was head of Business Development and Strategy for International Wholesale.

Larrys. Trachtenberg, 46, Executive Vice-President and Managing Director of EquiTel

Mr. Trachtenberg is a co-founder of EquiTel. Mr. Trachtenberg has extensive management experience in the telecommunications, Internet, new media and financial services industries. He had previously been a consultant to a number of companies, including Telemonde, and prior to that held senior management positions in communications and financial services businesses.

In 1991, Mr. Trachtenberg was Managing Director of Maxwell Central & East European Partners plc, a subsidiary of Robert Maxwell Group plc., a private company. The Maxwell Group controlled by the late Mr. Robert Maxwell, collapsed in December 1991. In 1996, Mr. Trachtenberg was acquitted of all criminal charges related to the collapse of the Maxwell Group.

Count Gottfried A. von Bismarck, 37, Vice President, Secretary and Director

Count von Bismarck has served as Vice President, Secretary and director of Telemonde since the acquisition of Pac-Rim. From May 1995 to August 1997 Count von Bismarck served an advisor to the Croatian Minister of Privatization, where he developed and implemented the Croatian Mass Privatization Program and strategies for the privatization of public utilities (telecommunications) and infrastructure projects. Prior to his work with the Croatian Minister, Count von Bismarck worked for the German State Privatization Agency (Treuhandanstalt), managing a portfolio of 28 large and medium sized companies in the electronics communications sector.

Mark G. Hollo, 49, Director

Mr. Hollo became a Telemonde director in November 1999. Mr. Hollo has served as a Managing Director of Investment Banking for Sands Brothers & Company, Ltd. since 1992. Sands Brothers & Company, Ltd. is a member firm of the New York Stock Exchange.

Pursuant to an engagement letter with Sands Brothers dated October 27, 1999, as amended, Telemonde has agreed to use its best efforts to elect a designee of Sands Brothers to the Telemonde Board for a period of three years. Mr. Hollo has been appointed to the Board as such designee.

Miguel D. Tirado, Ph.D., 56, Director

Dr. Tirado became a Telemonde director in November 1999. Since 1986, Dr. Tirado has been the Dean of Graduate Studies and Research, and a Professor of Management Systems at California State University, Monterey Bay. He is a Senior Fellow at the Institute for Defense Education and Analysis at the Naval Post Graduate School in Monterey, California since 1996. He is formerly the European Marketing Director for Pacific Telesis - a US based telecommunications company. Dr. Tirado currently is Managing Director of Tirado and Associates, a management consulting firm advising California's Silicon Valley clients.

Management Structure

The executive officers listed above, with the exception of Count von Bismarck, are responsible for the control and oversight of all Telemonde operations, including those conducted by Telemonde Networks, EquiTel, Telemonde Investments Limited and telemonde.net. Telemonde intends to expand its executive officers group by recruiting a Chief Financial Officer by the end of 1999.

Telemonde's executive officers are supported by a management team with extensive experience in the telecommunications industry. Telemonde's key management includes:

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Ray Pritchard, 34, President, telemonde.net

Mr. Pritchard joined Telemonde from Unisource Carrier Services where he was Director of Products and Services as well as a Director of the European Competitive Telecommunication Association. Since 1982, he has developed an indepth background in international telecommunications by working at all levels from technician to senior management. He has extensive knowledge of Internet multimedia businesses. He was responsible for the market launch of interactive multimedia with British Telecommunications plc and the development of Internet carrier platforms for Unisource Carrier Services.

Susan Connabeer, 41, Legal Services Director, Telemonde Networks

Ms. Connabeer is responsible for the provision and coordination of legal services for both Telemonde and EquiTel. She has considerable legal and commercial experience within the global telecommunications industry, having specialized in telecommunications outsourcing within the banking and financial sector. Recently, she has worked for Warburg Dillon Read, MCI WorldCom and BT Syncordia.

Andrew Hardy, 35, Business Development Director, Telemonde Networks

Mr. Hardy was previously Director of Broadband Sales at MCI WorldCom. Mr. Hardy has accumulated 14 years of telecommunications industry experience in both Europe and the Far East through his previous positions at MCI WorldCom and Nortel.

Jason Peacock, 39, Technological and Operations Director, Telemonde Networks

Mr. Peacock has substantial international telecommunications experience from previous positions with British Telecommunications. He specializes in voice solutions and telephony service offerings.

Sara Vale, 33, Customer Service Director, Telemonde Networks

Ms. Vale is responsible for servicing international major accounts. For the past 10 years, Ms. Vale managed the customer service team responsible for strategic accounts at MCI WorldCom and held several key posts at British
Telecommunications.

Neil Webzell, 35, Sales Director, Telemonde Networks

Mr. Webzell is a 15-year veteran in international communications sales with Plessey, Mannesmann, GPT Pay Phone Systems. Since 1991, he has been with British Telecommunications, most recently in their Carrier Service Division.

Ethelbert Cooper, 45, Vice President of International Operations, EquiTel

Mr. Cooper has extensive management and industrial experience throughout Africa. For eighteen years, he was Chairman of a diversified project management and trading group operating in Southern and Western Africa. He has worked for both government and private industry.

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Mark Willard, 42, Director of Operations, EquiTel

Mr. Willard was formerly senior partner at CTI Consultancy. He has wide experience in telecommunications, particularly satellite and transmission engineering. He previously managed British Telecommunication's satellite stations and developed their international corporate networks.

Board of Directors

Classified Board of Directors. Telemonde's Articles of Incorporation divide the board into three classes, as nearly equal in number as possible. Directors within each class are elected to serve three-year terms and approximately one-third of the directors sit for election at each annual meeting of stockholders. Count von Bismarck is in Class I and has been elected to serve as director until the 2000 shareholder meeting. Mr. Bishop and Mr. Tirado are in Class II and have been elected to serve as directors until the 2001 shareholder meeting. Mr. Maxwell and Mr. Hollo are in Class III and have been elected to serve as directors until the 2002 shareholder meeting.

Board Relationships. We are not aware of any family relationships between any directors or executive officers of Telemonde. Mr. Bishop is a director of Symposium Telecommunications, Inc. No other director of Telemonde serves as a director of another United States public company.

Board Committees. The Board of Directors has appointed an Audit Committee and a Compensation Committee.

Audit Committee. The Audit Committee was initially established in November of
---------------
1999 and consists of Mr. Maxwell, Mr. Hollo and Mr. Tirado. The Audit Committee has the authority and responsibility:

 . to hire one or more independent public accountants to audit our books, records and financial statements and to review our systems of accounting (including our systems of internal control)

 .  to discuss with such independent public accountants the results of such audit and review
 .  to conduct periodic independent reviews of the systems of accounting
   (including systems of internal control), and . to make reports periodically to the full board of directors with respect to its findings.

Compensation Committee. The Compensation Committee was initially established in
----------------------
November of 1999 and consists of Mr. Hollo and Mr. Tirado. The Compensation Committee is responsible for fixing the compensation of our executive officers and will decide other compensation matters including the operation of any stock option plans, management bonus plans, and awards.

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ITEM 6.  EXECUTIVE COMPENSATION

Executive and Board Compensation for 1998

Executive Officers. No compensation was paid or accrued to the founders or executive officers of Telemonde and its consolidated subsidiaries from inception to December 31, 1998.

Board of Directors. The directors of Telemonde from inception to December 31, 1998 were Mr. Michael Collins and Ms. Susan Williams. They received no compensation in this period of time. Telemonde did, however, make payments totaling $37,000 for directors and consulting services to companies controlled by Mr. Collins.

Employment Agreements

Mr. Maxwell and Mr. Bishop have employment agreements with Telemonde, Inc. and Telemonde Networks Limited respectively. In both cases, the term of the agreement is until June 30, 2002. After this period, either side may terminate their employment subject to six months notice. The agreements provide for a basic salary of $396,000 per year for each and private health insurance for Mr. Maxwell, Mr. Bishop, and their respective families. No provisions have been made for bonus payments, stock options, or pension contributions in these agreements.

At the time of the acquisition of EquiTel, we entered into employment agreements with Mr. Pomeroy, Mr. Topham, and Mr. Trachtenberg in order to secure and retain their services after the acquisition. The term of the agreements, which are with EquiTel, is until June 30, 2002. The agreements provide for salaries of $396,000, $363,000, and $305,250 per year, respectively. No provisions have been made for bonus payments, stock options, or pension contributions in these agreements.

Board Compensation

Non-employee directors, including Mr. Hollo and Mr. Tirado will receive $100,000 per year for their services. In addition, they have the right to receive common stock worth $250,000 upon appointment to the board, and additional stock distributions equal to $250,000 for each additional year they serve on the board of directors. Other than reimbursements for reasonable expenses incurred, directors do not receive any additional compensation for serving on board committees. Employee directors do not receive any additional compensation for acting as directors.

Telemonde has a consulting agreement with Count Gottfried von Bismarck under which he is responsible for developing Telemonde's business relationships in German speaking areas. The term of the agreement is one year and provides for a fee of $120,000 per annum, payable in monthly installments. The agreement is automatically renewed for additional three month terms, unless notice of termination is given by Telemonde or Count von Bismarck 60 days before the expiration of the current term.

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

Compensation Committee Interlocks and Insider Participation

The compensation committee of the board was initially established in November of
1999 and consists of Mr. Hollo and Mr. Tirado.   Neither Mr. Hollo nor Mr.
Tirado are or have ever been officers or employees of Telemonde. No executive officer of Telemonde serves as a member of the board of directors or compensation committee of another entity, which has one or more executive officers that will serve as a member of the Telemonde board or the Telemonde compensation committee.

Prior to the appointment of the compensation committee, executive compensation was set by Telemonde's full board of directors. Although neither the full board of directors nor the compensation committee has a specific compensation policy which is used to establish executive compensation, they consider such factors as:

   . Telemonde's need to recruit, motivate and retain high quality executives . market salary comparisons for experienced executives in the telecommunications industry when making compensation decisions.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

Information Relating to EquiTel and its Acquisition

Introduction. Telemonde and EquiTel have had a close relationship since their inception. Even before Telemonde's acquisition of EquiTel, their principals and management over-lapped, they used shared premises and services and, in circumstances where it was mutually beneficial, they made joint presentations to potential customers. However, prior to the acquisition, the two businesses were legally unrelated. Therefore, a significant part of the following discussion relates to transactions between the two companies and their respective management teams.

The EquiTel Acquisition. Mr. Maxwell and Mr. Bishop are executive officers and directors of Telemonde, Inc. and were beneficial owners of EquiTel shares.
In view of Mr. Maxwell and Mr. Bishop's potential conflicts of interest regarding the acquisition of EquiTel, Telemonde's negotiations with EquiTel were conducted, and the terms of the acquisition were approved, by Count von Bismarck. Count von Bismarck and the board of Telemonde, Inc. appointed Gouldens, Solicitors, London, United Kingdom to advise on the legal and contractual aspects of the acquisition, and appointed Brown, Shipley & Co, Investment Bankers, London, United Kingdom to advise on the valuation of and consideration in respect of EquiTel.

As a result of the EquiTel acquisition, Mr. Maxwell and Mr. Bishop are entitled to receive shares of Telemonde, Inc. worth a maximum of $5,950,477 and $14,420,000, respectively. In addition, Mr. Pomeroy, Mr. Topham and Mr. Trachtenberg are all executive officers of Telemonde and of EquiTel and were executive officers, directors and beneficial owners of EquiTel shares prior to its acquisition by Telemonde. As a result of the acquisition, Mr. Pomeroy, Mr. Topham and Mr. Trachtenberg are entitled to

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

receive shares of Telemonde, Inc. worth a maximum of $14,420,000, $9,660,000, $6,853,000 respectively. The number of shares to be issued shall be determined by a set formula based upon the market price over a fixed number of trading days of the Telemonde stock on issuance. The compensation to be paid to the EquiTel shareholders will be decreased if EquiTel does not achieve certain specified performance goals during 2000 and 2001.

EquiTel Relationships. EquiTel provided management and administrative services for the shared offices with Telemonde, for which it was reimbursed by Telemonde, Inc. for $428,000 as of September, 30 1999. Telemonde has paid EquiTel a total of $898,000 for sales commissions earned by EquiTel during 1998.

Mr. Maxwell was a director of EquiTel from November 18, 1998 to May 24, 1999. While Mr. Maxwell was director and beneficial owner of EquiTel, EquiTel engaged Westbourne Communications Limited to provide certain consulting services. Mr. Maxwell, through Westbourne, served as a consultant to EquiTel. Through April 30, 1999, EquiTel paid Westbourne a total of $138,600 of which $77,550 was attributable to Mr. Maxwell's services.

During 1998, Adam Bishop and his wife were paid $122,513 for consulting services
provided to EquiTel.   In addition, Harry Pomeroy has served as Chairman and
Director of EquiTel since its inception. Mr. Pomeroy received $90,338 as compensation for such services in 1998.

At September 30, 1999, EquiTel had loans of $1,000,000 at 10% per annum from Rhone Financial Indemnity Re Limited and of $750,000 at 10% per annum from Telemonde Investments Ltd. The loans are unsecured and repayable when EquiTel's resources permit. In addition, as of September, 30 1999, EquiTel owed Telemonde $685,000 for the provision of short-term working capital.

Information Relating to Telemonde and its History

Promoters. A number of industry specialists organized Telemonde, including Kevin Maxwell, Adam Bishop, Harry Pomeroy and Ray Dutton. Rhone Financial Indemnity Re Ltd., an Irish company and the founding shareholder of Telemonde Investments Ltd., agreed that under certain circumstances these parties and other Telemonde employees and associates were to have a majority interest in Telemonde Investments Ltd., to leave Rhone with an agreed minority interest. Following the transfer by Rhone on September 30, 1999, of all its stock in Telemonde to Intelecom Limited, a British Virgin Islands company, Mr. Maxwell and his wife can subscribe for shares in Intelecom Limited, which would equate to 2,756,790 shares of common stock in Telemonde Inc. As of the date of filing neither Mr. Maxwell nor his wife has acquired this shareholding. It is our intention to establish shortly an Employee Benefit Trust plan and to fulfil this through the subscription of shares in Intelecom Limited, which would equate to shares of common stock in Telemonde Inc. Mr. Bishop and Mr. Pomeroy, but not Mr. Maxwell, will have an

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

interest in this Employee Benefit Trust. Mr. Dutton ended his affiliation with Telemonde on January 15, 1999 on terms agreed at the time, under which he would not participate.

Telemonde, Ltd. Prior to January 1999, Telemonde, Ltd., a United Kingdom company, was used to sell and market our bandwidth capacity. Telemonde Ltd. was not a subsidiary of Telemonde but was an affiliate of Mr. Ray Dutton, one of the founders of Telemonde. Under the terms of a Sales and Marketing Agreement dated July 7, 1998, commissions were payable to Telemonde Ltd. based on 7% of sales receipts. Telemonde paid sales commissions of $1,576,000 to Telemonde Ltd. in 1998. The sales and marketing relationship was terminated in January 1999 and Ray Dutton is no longer associated with Telemonde. After Telemonde, Ltd. ended its relationship with Telemonde, it changed its name to Iaxis Limited.

Telemonde Relationships. Prior to joining Telemonde as President in March 1999, Mr. Bishop was a Consultant for North American Gateway. North American Gateway signed two sales contracts with Telemonde in April and May 1998. Mr. Bishop declared his interest at the time and took no part in the negotiation of or decision on the Telemonde contracts.

Mr. Maxwell has been Chairman and a director of Telemonde, Inc. since May 1999. Telemonde has engaged Westbourne Communications Limited to provide certain consulting services. Mr. Maxwell, through Westbourne, served as a consultant to Telemonde prior to his appointment as Chairman and director. Through April 30, 1999, Telemonde paid Westbourne a total of $ 452,450 of which $158,400 was attributable to Mr. Maxwell's services.

Mr. Trachtenberg has been Executive Vice President and Managing Director of EquiTel since October 1998. During 1998, through Hyperactive Productions, Mr. Trachtenberg, provided consulting services to Telemonde. Telemonde paid Hyperactive $141,526 for services rendered during 1998 of which $70,763 was attributable to Mr. Trachtenberg's services.

Mr. Hollo is a director and shareholder of Telemonde and a Managing Director of Sands Brothers & Co., Ltd. Prior to Mr. Hollo's appointment to Telemonde's Board, Telemonde engaged Sands Brothers to provide financial and consulting services. Pursuant to that agreement, Sands Brothers will receive a placement fee equal to 10% of the total consideration raised in any financing facilitated by Sands Brothers. Sands Brothers or its designee(s) will also have the right to subscribe, at par value, for 1,750,000 shares of Telemonde common stock upon the completion of the first tranche of financing. Sands Brothers will also have the right to subscribe, at par value, for an additional 200,000 shares of common stock for each $1,000,000 of financing facilitated by Sands Brothers and accepted by Telemonde. Telemonde has also agreed to pay Sands Brothers a transaction fee equal to five (5) percent of the consideration paid in any completed acquisition or business transaction that was facilitated by Sands Brothers. In addition to Mr. Hollo, trusts established for the benefit of the families of certain affiliates of Sands Brothers own in the aggregate 875,000 shares of Telemonde common stock.

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

Communications Collateral Limited. In April 1999, Telemonde, through its now wholly owned subsidiary, Telemonde Investments Limited, entered into a series of agreements with Communications Collateral Limited, including, among others, agreements for:

   .   the sale of an IRU for bandwidth to CCL for $6.5 million;
   . the grant of an option to CCL which, among other things, required Telemonde to repurchase the bandwidth for $6.5 million upon CCL's request;
   .   a $1 million loan by CCL to Telemonde due in August 1999;
   . the issuance to CCL of 7% of the shares of Telemonde, Inc. immediately following its reverse acquisition of Pac-Rim Consulting, Inc.;

   . the issuance to CCL of a warrant for an additional 7% of the shares of Telemonde, Inc, as calculated immediately prior to a Telemonde equity offering that raises at least $10 million;

   . the registration with the SEC of such shares issued and issuable to CCL within six months of the Pac-Rim acquisition or the issuance of up to 6% of the issued share capital of Telemonde on a continuing basis for one year or until all shares granted pursuant to these agreements are registered.

ITEM 8.   LEGAL PROCEEDINGS

The Company is not presently subject to any legal claims or proceedings.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Dividend Policy

We have never declared or paid any dividends on our common stock and we do not anticipate paying cash dividends on the common stock in the foreseeable future. We do not expect to generate any net income in the foreseeable future but anticipate that future earnings generated from operations, if any, will be retained to finance the expansion and continued development of our business. Any future dividends will be at the discretion of the board of directors and will depend upon, among other things, our operations, capital requirements and surplus, general financial condition, contractual restrictions and such other factors as the board of directors may deem relevant.

Price Range of Common Stock

Our common stock is traded on the NASD Over-the-Counter Bulletin Board under the symbol "TLMD." The following table provides the reported high and low sales prices for our common stock on the NASD Over-the-Counter Bulletin Board for the quarterly periods indicated. The prices reflect inter-dealer prices and do not include retail markups, markdowns or commissions. The stock is not traded on any foreign public trading markets.

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Fiscal 1999                                        High  Low
                                                   ----  ----
      Fourth Quarter (October 1 to November 11)..  4.25  3.50
      Third Quarter..............................  7.63  3.19
      Second Quarter (May 19(1) to June 30)......  8.50  6.00
      First Quarter..............................  N/A   N/A

(1)  Date we began trading as TLMD following our acquisition of Pac-Rim.

On November 11, 1999, the last reported sale price of our stock was $3.50.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES.

As of November 11, 1999 since its inception the following unregistered securities were sold by Telemonde:

EquiTel. Telemonde acquired EquiTel Communications Limited on November 8, 1999 for an aggregate purchase price of $69 million. The initial consideration of $19 million was satisfied by the issuance to the EquiTel shareholders of restricted shares of common stock of Telemonde. The issuance of the shares to EquiTel shareholders was exempt from registration pursuant to Section 4(2) of the Securities Act.

CCL. In connection with the reverse acquisition of Pac-Rim Consulting, Inc., CCL received 7% of the issued share capital of Telemonde. The issuance of the shares was exempt from registration pursuant to Section 4 (2) of the Securities Act. In connection with the CCL loan facility and capacity agreement, the Company issued CCL a warrant for up to 7% of the Company's outstanding common stock, as calculated immediately prior an equity raise of at least $10 million. The issuance of the warrant was exempt from registration pursuant to Section 4(2) of the Securities Act. CCL has registration rights with regard to the shares of common stock issued and issuable under the warrant. The Company is under an obligation to register CCL's shares of common stock with the SEC by November 11, 1999, which it was unable to do, or pay a penalty of up to 6% of the issued share capital of Telemonde.

Atlantic Crossing Warrants. In connection with the Capacity Purchase Agreement between Atlantic Crossing, Ltd. and TBBL, the Company issued Atlantic Crossing a warrant for 1,100,000 shares of the Company's common stock. The issuance of the warrant was exempt from registration pursuant to Section 4(2) of the Securities Act. Atlantic Crossing has piggy-bank and demand registration rights with regard to the common stock to be issued under the warrant.

TGA(UK) Limited Acquisition. The Company issued 200,000 shares of common stock to the two shareholders of TGA(UK) Limited on August 13, 1999 in exchange for all of the issued and outstanding stock of TGA. The offer and sale of the stock was exempt from registration pursuant to Section 4(2) of the Securities Act. The former shareholders of TGA are entitled to piggy-back registration rights.

Compensation. The Company issued 50,000 shares of common stock to an individual as compensation for executive search services rendered to the Company. The Company

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also issued 400,000 shares of common stock to Ethelbert Cooper in connection with his employment as Vice President of International Operations of EquiTel. Both of these offers and sales of the stock were exempt from registration pursuant to Section 4(2) of the Securities Act.

Pac-Rim. Pursuant to the reverse acquisition, Pac-Rim issued 35,297,000 shares of Pac-Rim's common stock to the sole shareholder of TIL in exchange for all of the issued and outstanding shares of TIL. The sale of both the Pac-Rim and TIL stock were exempt from registration pursuant to Section 4(2) of the Securities Act.

Four private investors. On November 10, 1999 Telemonde issued 6,000,000 shares of common stock to four private investors in exchange for the repayment of $16.25 million previously loaned to subsidiaries of Telemonde and to EquiTel. These shares were exempt from registration pursuant to Section 4(2) of the Securities Act.

Sands Brothers & Co., Ltd. On October 15, 1999, the Company issued 1,750,000 shares of common stock at par value to designees of Sands Brothers & Co. The offer and sale of these shares were exempt from registration pursuant to Section 4(2) of the Securities Act.

African Joint Venture. On November 10, 1999, under the terms to an Amendment to a Share Purchase Agreement among Telemonde, Inc., EquiTel, African Ventures Limited, a British Virgin Islands company, National Empowerment Trust Investment Fund Limited, a South African public company, and Net Industrial Holdings Limited, a South African company, the Company issued a total of 333,334 shares of common stock to African Ventures Limited and National Empowerment Trust Investment Fund as partial consideration in connection with EquiTel's purchase 20% of the issued share capital of NET Industrial Holdings Telecommunications Limited, a South African company (NIHT) and EquiTel's joint venture with NIHT.

Chiltern Financing. In July 1998, as partial consideration for a $10.5 million loan from Chiltern Group, PLC ("Chiltern") to TBBL, TIL issued 1,630 shares of its common stock and an option to purchase shares equal to an additional 10% of the outstanding common stock of TIL. These transactions were not subject to registration under the Securities Act since TIL is a British Virgin Island company and Chiltern is a United Kingdom company. In January 1999, the loan to Chiltern was repaid, the option was terminated and the 1,630 shares were redeemed by the Company.

Organization. Upon its organization in March 1998, TIL privately placed all of its issued and outstanding stock, 28,000 shares, with Rhone for an initial capital contribution of $ 165,000. The sale of the stock was not subject to registration under the Securities Act since TIL is a British Virgin Islands company and Rhone is an Ireland company.


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ITEM 11.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

The following description of Telemonde's capital stock does not purport to be complete. The rights of the holders of Telemonde's stock are set forth in Telemonde's Certificate of Incorporation and Bylaws (copies of which are exhibits to this registration statement), and in the applicable provisions of the Delaware General Corporation Law ("DGCL"). This summary is qualified in its entirety by reference to such exhibits and the DGCL.

General

Telemonde is authorized to issue 150,000,000 shares of capital stock. It consists of 5,000,000 shares of preferred stock, $.01 par value per share, and 145,000,000 shares of common stock, $.001 par value per share. As of November 10, 1999, there were 73,104,442 shares of common stock issued and outstanding. No shares of preferred stock are issued or outstanding. All issued and outstanding shares of common stock are duly authorized, fully paid, and nonassessable.

Common Stock

Dividends. When the board of directors of Telemonde declare dividends, each share of common stock is entitled to receive dividends out of funds legally available. Dividends may be paid in cash, property, or shares of Telemonde's stock.

Liquidation Rights. In the case of the voluntary or involuntary liquidation, dissolution or winding up of Telemonde, all holders of common stock are entitled to share equally on a share-for-share basis in any assets available for distribution to stockholders.

Voting Rights. Each outstanding share of common stock entitles the holder to one vote on all matters. There is no cumulative voting.

Other. Holders of shares of common stock in Telemonde have no preference, conversion, exchange, sinking fund, preemptive, or redemption rights.

Merger and Consolidations. Under the Delaware General Corporate Law (the "DGCL"), the principal terms of a merger or consolidation generally require the approval of stockholders of each of the corporations. Unless required in the corporation's certificate of incorporation, the DGCL does not require the approval of the stockholders of the surviving corporation. When a stockholder vote is needed, a majority vote of the outstanding stock entitled to vote is required to approve the merger or consolidation. If there are multiple classes of stock are entitled to vote, a majority in each class is required to approve the merger or consolidation. The holders of common stock may have appraisal rights if Telemonde is a party to certain types of mergers or consolidations. Such appraisal rights give stockholders a right to a judicial determination of the "fair value" of their stock. The payment of which is in cash.

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Transfer Agent. The transfer agent and registrar for the common stock is First
Union National Bank, 230 South Tryon Street, 9th Floor, Charlotte, North Carolina 28288-1179.

OTC Bulletin Board Trading. The common stock is traded on the NASD's OTC Bulletin Board under the symbol "TLMD".

Preferred Stock

Telemonde's board of directors is authorized to provide for the issuance of preferred stock in one or more series. They can also fix the designation, preferences, powers and relative rights for such preferred stock. This includes the dividend rate, conversion rights, voting rights, redemption price, and liquidation preference. Any preferred stock issued in this way may be senior to the common stock with respect to dividends or of amounts paid upon liquidation, dissolution or winding up. Also, preferred stocks may have class or series voting rights. Presently, there are no shares of preferred stock outstanding and Telemonde has no present plans to issue any preferred stock.

Certain Certificate of Incorporation and Bylaw Provisions

Classified Board of Directors. The DGCL permits, but does not require, a classified board of directors, with staggered terms. Directors of a Delaware corporation are elected by a majority vote of the shares present in person or represented by proxy. Telemonde's Certificate of Incorporation provides for a board of directors with three classes. At each annual meeting, new directors are voted into the class of directors whose term ends at such meeting. These new directors will serve a three-year term starting on that date. Classification of the Board of Directors may have the effect of delaying, deferring, or preventing a change in control of Telemonde.

Action by Written Consent. The DGCL generally allows for stockholder action by written consent. However, Telemonde's Certificate of Incorporation provides that no action required to be taken or which may be taken at any annual or special meeting of stockholders of Telemonde may be taken without a meeting. This provision precludes action by written consent of the stockholders of Telemonde.

Shareholders Proposals. Telemonde Bylaws establish an advance notice procedure for stockholder proposals to be brought before a meeting of stockholders. This includes proposed nominations for election to the Board of Directors. Stockholders at a meeting may only consider proposals or nominations: (1) specified in the notice of meeting, (2) brought before the meeting by the direction of the Board, or (3) brought before the meeting by a stockholder who has given Telemonde timely written notice. Although these provisions do not give the Board the power to approve or disapprove stockholder proposals, they may have the effect of:

   . preventing certain proposals from being presented at a meeting if the proper procedures are not followed; or

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   .   discouraging a potential acquirer from conducting a proxy solicitation to elect its own slate of directors or otherwise attempting to obtain control of Telemonde.

Common Stock Warrants and Registration Rights

Atlantic Crossing. On August 25, 1999, we issued a warrant for up to one million, one hundred thousand (1,100,000) shares of common stock issued to Atlantic Crossing Ltd., a Bermuda company. The holder is entitled to purchase the shares at any time prior to August 25, 2000. The exercise price is $5.25 per share. The exercise price and the number of shares issuable upon exercise of this Warrant shall be subject to adjustment from time to time upon the occurrence of certain events. Such events include, among other things, the payment of a stock dividend, a merger or consolidation of rights, and the issuance for consideration of rights, options or warrants (other than rights to purchase common stock issued to stockholders generally) to acquire our common stock. Pursuant to the warrant, Atlantic Crossing received demand and piggy-back registration rights.

Communications Collateral Limited. Pursuant to a letter agreement dated April 13, 1999, and subsequent negotiations, Telemonde issued to CCL 7% of the shares of Telemonde, Inc. and issued a warrant to CCL which entitles CCL to purchase from Telemonde an additional 7% of the issued share capitol of Telemonde, Inc. The warrant is exercisable until three years following the date that the Company issues equity securities pursuant to an offering of at least $10 million. The exercise price under the warrant is $5.25 or the 20 day average of the market price if such price is lower than $5.25. Also, Telemonde must either register for resale all of the shares issued to CCL (including those for which CCL subscribes through exercise of its warrants) by November 11, 1999, which it was unable to do, or issue to CCL additional shares on a continuing basis until the shares are so registered, which amount may not exceed 6% of the issued share capital of Telemonde.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Limitation of Liability. Pursuant to the DGCL and the Company's Certificate of Incorporation, a director's liability to the Company or its stockholders for monetary damages for breach of fiduciary duty has been eliminated except for:

   .   breach of the directors' duty of loyalty to the Company or its stockholders,
   . acts or omissions in bad faith, which involve intentional misconduct, or a knowing violation of the law,
   .   unlawful dividends, redemptions, purchases of stock, or
   . any transaction from which the director derived an improper personal benefit.

In general, the liability of officers may not be eliminated or limited under Delaware law.

Discretionary Indemnification. The DGCL provides that a corporation may indemnify directors and officers as well as certain other employees and individuals. These individuals may be indemnified against expenses, judgments, fines and amounts paid in settlement in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (except for a derivative suit). This will occur if the individual acted:

   .   in good faith;
   . in the manner in which he reasonably believed to be in the best interest of the corporation; and
   . with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful.

With respect to derivative suits, the DGCL provides that a corporation may indemnify directors and officers as well as certain other employees and individuals against expenses if he acted in good faith and in a manner which he reasonably believed to be in the best interest of the corporation. However, there will be no indemnification unless the court in which the action or suit was brought or other court of competent jurisdiction determines that the person is fairly and reasonably entitled to be indemnified.

A corporation may make a discretionary indemnification only when indemnification is proper in the circumstance, unless it is ordered by a court or advanced prior to the final disposition. What a "proper" circumstance is determined by the stockholders, by a majority of the board of directors who are not party to the action, or by independent legal counsel.

Mandatory Indemnification. Under the DGCL, to the extent that a director, officer, employee or agent has been successful on the merits, or otherwise in defense of any action, the corporation must indemnify him against expenses. This includes attorneys' fees actually and reasonably incurred by him in connection with his defense.

The DGCL expressly states that the indemnification provided by the DGCL is not exclusive of any non-statutory indemnification rights existing under any bylaw, agreement, vote of stockholders, or disinterested directors, or otherwise.

Telemonde's Certificate of Incorporation provides that, to the maximum extent permitted by Delaware law, it shall indemnify against judgments, penalties, fines, settlements, and reasonable expenses actually incurred by them. The Company will also pay or reimburse reasonable expenses in advance of final disposition of a proceeding to:

   . any individual who is a present or former director or officer of the Company and who is made a party to the proceeding by reason of his service in that capacity;

   . any individual who, while a director of the Telemonde, served another company, as a director, officer, partner or trustee at the request of the Company, and is made a party to the proceeding by reason of his service in that capacity.

This will not happen if:
   . the act or omission of the director or officer was material to the matter giving rise to the proceeding and was in bad faith or was the result of the active dishonesty; or
   .   the director or officer actually received improper personal benefit or
   . in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the acts or omission was unlawful.

The Company may, with the approval of its board, indemnify and advance funds to any person who served a predecessor of the Company in any of the above capacities, or as employee or agent. Before Telemonde can advance funds, they must get a written statement by or on behalf of the director or officer to repay the amount paid if that person is not entitled to be indemnified by the Company under Delaware law or any applicable contract.

Indemnification of Securities Act Liabilities. Under the Securities Act, indemnification may be permitted to directors, officers and controlling persons of the Company, unless the Company has been advised by the Securities and Exchange Commission that such indemnification is against public policy. In addition, indemnification may be limited by states' securities laws.

Directors and Officers Insurance. Telemonde has obtained directors and officers liability insurance that provides world-wide coverage for Telemonde and all of
its subsidiaries.   The insurance provides for coverage up to $20,000,000 per
event.

ITEM 13.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Audited Financial Statements

Report of Moore Stephens, Independent Chartered Accountants               F-1
Consolidated Statement of Income for the period from
    March 10, 1998 to December 31, 1998                                   F-2
Consolidated Balance Sheet as at December 31, 1998                        F-3
Consolidated Statement of Cash Flows for the period from
    March 10, 1998 to December 31, 1998                                   F-4
Notes to Consolidated Financial Statements as of and for the
     the period ended December 31, 1998                                   F-5

Unaudited Interim Financial Statements

Unaudited Consolidated Statement of Income for the nine months
    ended September 30, 1999                                              F-16
Unaudited Consolidated Balance Sheet as at September 30, 1999             F-17
Unaudited Consolidated Statement of Cash Flows for the nine months
    ended September 30, 1999                                              F-18

Notes to the Unaudited Consolidated Financial Statements as of and for
    the nine months ended September 30, 1999                              F-19

Pro forma unaudited financial information

Pro Forma Unaudited Combined Statement of Income for the period from
    March 10, 1998 to December 31, 1998                                   F-24
Pro Forma Unaudited Combined Statement of Income for the nine months
    ended September 30, 1999                                              F-25
Pro Forma Unaudited Combined Balance Sheet as at September 30, 1999       F-26
Notes to the Pro Forma Unaudited Financial Statements as of and for
     the nine months ended September 30, 1999                             F-27

EquiTel Communications Limited

Company Information                                                       F-30
Report of the Directors                                                   F-31
Report of Moore Stephens, Independent Chartered Accountants               F-34
Profit and Loss Account for the period from 17 September 1998 to
    30 April 1998                                                         F-35
Balance Sheet as at 30 April 1998                                         F-36
Notes to the Financial Statements as of and for the period from
    17 September 1998 to 30 April 1999                                    F-37
Financials on pages F-1 through F-47 included in Item 15.

ITEM 14.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS AND FINANCIAL
          DISCLOSURE.

None.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS

(a)  Financial Statements filed as part of this registration statement:

Audited Financial Statements

Report of Moore Stephens, Independent Chartered Accountants               F-1
Consolidated Statement of Income for the period from
     March 10, 1998 to December 31, 1998                                  F-2
Consolidated Balance Sheet as of December 31, 1998                        F-3
Consolidated Statement of Cash Flows for the period from
     March 10, 1998 to December 31, 1998                                  F-4
Notes to Consolidated Financial Statements as of and for the
     period ended December 31, 1998                                       F-5

Unaudited Interim Financial Statements

Unaudited Consolidated Statement of Income for the six months
     ended June 30, 1999                                                  F-16
Unaudited Consolidated Balance Sheet as of June 30, 1999                  F-17
Unaudited Consolidated Statement of Cash Flows for the six months
     ended June 30, 1999                                                  F-18
Notes to the Unaudited Consolidated Financial Statements as of and
     for the six months ended June 30, 1999                               F-19

Pro Forma Unaudited Financial Information

Pro Forma Unaudited Combined Statement of Income for the period
     from March 10, 1998 to December 31, 1998                             F-24
Pro Forma Unaudited Combined Statement of Income for the six months
     ended June 30, 1999                                                  F-25
Pro Forma Unaudited Combined Balance Sheet as of June 30, 1999            F-26
Notes to the Pro Forma Unaudited Financial Statements as of and for
     the six months ended June 30, 1999                                   F-27

EquiTel Communications Limited

Company Information                                                       F-30
Report of the Directors                                                   F-31
Report of Moore Stephens, Independent Chartered Accountants               F-34
Profit and Loss Account for the period from September 17, 1998 to
     April 30, 1998                                                       F-35
Balance Sheet as of April 30, 1998                                        F-36
Notes to the Financial Statements as of and for the period from
     September 17, 1998 to April 30, 1999                                 F-37

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Telemonde Investments Limited


We have audited the accompanying consolidated balance sheet of Telemonde Investments Limited and subsidiaries as of December 31, 1998, and the related consolidated statements of income, and cash flows for the period from inception (March 10, 1998) to December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Telemonde Investments Limited and its subsidiaries as of December 31, 1998, and the consolidated results of their operations and their cash flows for the period from inception (March 10,1998) to December 31, 1998, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 13 to the financial statements, the Company has incurred a net loss of $11.7 million. At December 31, 1998, total liabilities exceeded total assets by $11.7 million.
The Company has retained investment bankers to assist in raising finance to include equity capital and issuing debt, however there can be no assurance that the Company will be successful in raising debt or equity capital from shareholders or external sources. These factors, and the others discussed in
Note 13, raise substantial doubt about the ability of the company to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability of recorded assets, or the amounts of liabilities, that might be necessary in the event the company cannot continue in existence.

Moore Stephens                                                 November 11, 1999
Chartered Accountants
St. Paul's House
London EC4P 4BN                                      /s/ Moore Stephens

                         TELEMONDE INVESTMENTS LIMITED
                       Consolidated Statement of Income
      Period from March 10, 1998 (date of inception) to December 31, 1998
            (dollars expressed in thousands, except per share data)


                                                  Note                1998
                                                  ----                ----
Operating revenues
Bandwidth revenues                                               $  29,331
                                                                 ---------

Operating revenues                                                  29,331
                                                                 ---------

Operating expenses
Line costs                                                          32,510
Cost of contract cancellation                     11(e)              6,094
Selling, general & administrative expenses                           1,055
                                                                 ---------

Operating expenses                                                  39,659
                                                                 ---------


Operating loss                                                     (10,328)
                                                                 ---------


Other income (expense)
Interest income                                                        247
Interest expense                                                      (330)
Loan arrangement fees                                               (1,321)
                                                                 ---------

Other expense                                                       (1,404)
                                                                 ---------
Net loss                                                         $ (11,732)
                                                                 =========

          See accompanying notes to consolidated financial statements

                         TELEMONDE INVESTMENTS LIMITED
                          Consolidated Balance Sheet
                            As at December 31, 1998
                       (dollars expressed in thousands)

                                                       Note           1998
                                                       ----           ----
Assets

Cash and cash equivalents                                        $   2,655
Trade accounts receivable                                            9,518
Inventory                                                7          77,515
                                                                 ---------
Total assets                                                     $  89,688
                                                                 ---------


Liabilities and shareholders' equity

Trade accounts payable                                   7         76,888
Accrued expenses                                                   20,902
Deferred income                                                     3,600
                                                                 --------
Total liabilities                                                 101,390
                                                                 --------

Contingent liabilities and commitments                  10              -
Minority interest                                                       -

Shareholders' equity (deficit)
Share capital                                            8             30
Retained earnings (deficit)                                       (11,732)
                                                                 --------
Total shareholders' deficit                                       (11,702)
                                                                 --------

Total liabilities and shareholders' equity (deficit)             $ 89,688
                                                                 ========

          See accompanying notes to consolidated financial statements

                         TELEMONDE INVESTMENTS LIMITED
                     Consolidated Statement of Cash Flows
      Period from March 10, 1998 (date of inception) to December 31, 1998
                       (dollars expressed in thousands)

                                                             1998
                                                             ----
Operating activities
Net Loss                                                 $(11,732)

Adjustments to reconcile net income to net
  cash provided by operating activities:
  (Increase) decrease in trade accounts
  receivable                                               (9,518)
  (Increase) decrease in inventory                        (77,515)
  Increase (decrease) in trade accounts payable            76,888
  Increase (decrease) in accrued expenses                  20,902
  Increase (decrease) in deferred income                    3,600
                                                         --------
Net cash provided by operating activities                   2,625
                                                         --------

Financing activities

Proceeds from long term debt                               18,340
Repayment of long-term debt                               (18,340)
Increase in share capital                                      30
                                                         --------

Net cash provided by (used in)
  financing activities                                         30
                                                         --------

Net increase in cash and cash
equivalents and at end of year                           $  2,655
                                                         ========

Supplemental disclosure of cash flow information:

Interest paid                                            $    330
                                                         ========

          See accompanying notes to consolidated financial statements

                         TELEMONDE INVESTMENTS LIMITED
                   Notes to Consolidated Financial Statements
                            As of December 31, 1998

1.  Description of business and organization

    Telemonde Investments Limited was incorporated in the British Virgin
    Islands on March 10, 1998. The Company, through its operating subsidiaries, is a Bermuda based telecommunications carrier supplying fibre optic bandwidth and added value services to the global telecommunications industry.

    During the period the Company operated in a single market, the supply of fiber optics bandwidth and related maintenance services. Included within bandwidth revenues is $28,932,000 relating to the sale of bandwidth and $399,000 relating to maintenance income. All services relate to bandwidth on fiber optic cables between the United States and Europe.

2.  Accounting policies

    (a) Basis of accounting

        The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States.

        The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

        Estimates are used when accounting for allowance for doubtful debts, long term contracts, accrued line costs and contingencies.

        The following are the significant accounting policies adopted by the
        Company:

    (b) Consolidation

        The consolidated financial statements incorporate the assets and liabilities of the Company and its wholly-owned or majority controlled subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation. Minority interest in the results of operations and share of gross assets is recognized unless the relevant subsidiary has a net asset deficit and there is no binding obligation on the minority to make good the deficit.

                         TELEMONDE INVESTMENTS LIMITED
             Notes to Consolidated Financial Statements (Continued)
                            As of December 31, 1998

2.  Accounting policies (continued)

    (c) Revenues

        Sales of capacity by the Company are effected through Capacity
        Sale Agreements ("CSAs") pursuant to which the Company's customers obtain an Indefeasible Right of Use ("IRU") for an amount of capacity. Each IRU entitles the customer to the use of the related capacity over the life of the cable network.

        Revenues from CSAs are recognized in the period during which the customer obtains the right to use the capacity and the segment of the system related to the capacity purchased is ready for service.

        Maintenance revenues due under the CSAs are recognized on a time apportioned basis.

    (d) Expenses

        Costs of acquiring the IRUs under Capacity Purchase Agreements
        ("CPAs") are expensed in the period the sale of the IRU is recognized. Related costs, including inland line costs and local network costs are recorded at the present value of future payments required to be made by the Company for such capacity, which may be a realistic estimate of an amount to purchase the service over the life of the contract.

    (e) Inventory - Bandwidth capacity available for drawdown.

        Under CPAs the Company has acquired rights to drawdown IRUs at specified dates. Undrawn capacity is initially recorded at cost and stated at the lower of cost or market.

    (f) Inventory - Bandwidth capacity drawndown

        IRUs acquired and drawn under CPAs are recorded at the lower of cost or market.

    (g) Fair value of financial instruments
        The carrying amounts for cash, cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair value.

                         TELEMONDE INVESTMENTS LIMITED
             Notes to Consolidated Financial Statements (Continued)
                            As of December 31, 1998

2.  Accounting policies (continued)

    (h) Cash and cash equivalents

        For the purposes of the consolidated statements of cash flows, demand and time deposits with original maturities of three months or less are considered equivalent to cash.

3.  Adoption of new accounting standards

    The Financial Accounting Standards Board ("FASB") has issued Statement of Financial Accounting Standard ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and how it is designated. For example, gains or losses related to changes in the fair value of a derivative, not designated as a hedging instrument, are recognized in earnings in the period of the change, while certain types of hedges may be initially reported as a component of other comprehensive income until the consummation of the underlying transaction.

    SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. Initial application of SFAS No. 133 should be as of the beginning of a fiscal quarter. On that date, hedging relationships must be designated anew and documented pursuant to the provisions of SFAS No. 133. Earlier application of all of the provisions of SFAS No. 133 is encouraged, but it is permitted only as of the beginning of any fiscal quarter. SFAS No. 133 is not to be applied retroactively to financial statements of prior periods. The Company believes that the adoption of this standard will not have a material effect on the Company's consolidated results of operations or financial position. The FASB has delayed the effective date of SFAS No. 133 by one year to years beginning after June 15, 2000 by the issuance of SFAS no. 137.

    In April 1998, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 98-5, "Reporting on the Costs of Start-Up Activities". SOP 98-5 provides guidance on the financial reporting of start-up costs and organization costs, and requires that such costs to be expensed as incurred. SOP 98-5 applies to all non-governmental entities and is generally effective for fiscal years beginning after December 15, 1998. Earlier application is encouraged in fiscal years for which annual financial statements previously have not been issued. The adoption of SOP 98-5 is not expected to have a material impact on results of operations, financial position, or cash flows of the Company as the Company's current policy is substantially in accordance with SOP 98-5.

                         TELEMONDE INVESTMENTS LIMITED
             Notes to Consolidated Financial Statements (Continued)
                            As of December 31, 1998

4.  Bandwidth Income and Expenditure

    The Company operates on a worldwide basis. The following are the customers, together with their country of incorporation, that comprise 10% or more of operating revenues:

                                                                 1998
                                                                 ----
    Carrier 1 (Switzerland)                                  $ 10,318,000
    North American Gateway Inc (Canada)                      $  8,206,000
    Unisource Carrier Services AG (Switzerland)              $ 10,807,000

    The Company has entered into CPAs with two suppliers of trans-atlantic bandwidth. All inventory and $23,672,000 of line costs is attributable to these two suppliers.

    The Company is exposed to concentrations of credit risk to the extent that it has a limited number of customers, all of which operates in the telecommunications sector. The Company performs on-going evaluations of its customers' financial condition.

5.  Taxation

    The Company operates in jurisdictions where it does not have a taxable presence. The Company has incurred operating losses which relate to non-taxable jurisdictions. In the event that the Company has taxable earnings in the future, operating losses incurred in 1998 would not expect to be applied against future taxable earnings. Accordingly, no tax provisions or deferred tax benefit was recorded in 1998.

6.  Earnings per share

    The presentation of earnings per share is not meaningful due to the re-capitalization of the Company as set out in note 11 (f).

7.  Inventory

    Inventory consists of IRUs acquired under CPAs which have not been sold at the balance sheet date. The Company may have drawndown the capacity or have an obligation to do so by a set date. At December 31, 1998 inventory consisted of the following:

                         TELEMONDE INVESTMENTS LIMITED
             Notes to Consolidated Financial Statements (Continued)
                            As of December 31, 1998

7.  Inventory (continued)

                                                                     Atlantic
                                                                     Capacity
    IRU's committed to be drawndown within one year                55,440,000

    IRU's committed to be drawndown within one
    to two years                                                   19,440,000
                                                                 ------------

    Total undrawn bandwidth                                        74,880,000

    Capacity drawndown                                           $  2,635,000
                                                                 ------------
                                                                 $ 77,515,000
                                                                 ============

    All of the above drawn and undrawn bandwidth has been included within inventory.

    Included within trade accounts payable is $74,880,000 relating to undrawn IRUs.

    Under the CPAs the Company has the right to acquire additional IRUs on favourable terms. These options are at the Company's instigation and will be activated if favourable market conditions apply. The terms of the options vary but generally at a capped price, are non-specific as to quantity and the price is dependent on the quantity taken. No guarantee is given that such capacity will be available.

    Subsequent to the balance sheet date the market value of the Atlantic capacity has declined, however the corporation reached agreement with its principal suppliers to replace the old capacity with new capacity on higher value networks in the Atlantic, Pacific, Europe and South America. The carrying value of the new capacity is equivalent to the cost of the old capacity.

8.  Share capital

    Share capital is as follows:

                                                           1998
                                                           ----
    Authorised:
    50,000 ordinary shares of $1 each                 $  50,000
                                                      =========
    Issued
    29,630 ordinary shares of $1 each                 $  29,630
                                                      =========

                         TELEMONDE INVESTMENTS LIMITED
             Notes to Consolidated Financial Statements (Continued)
                            As of December 31, 1998

9.  Changes in shareholders' equity

                                                  Ordinary               Retained
                                                     share              earnings/
                                                   capital              (deficit)
                                                  --------              ---------
    Net (loss)                                           -            (11,732,000)
    Share capital issued                            29,630                      -
                                                 ---------         --------------

    Balance at December 31, 1998                 $  29,630         $  (11,732,000)
                                                 =========         ==============

10. Contingent liabilities and commitments

    (a) H.M. Customs & Excise in the United Kingdom are considering whether the Company has a liability to register for Value Added Tax (`VAT') in the United Kingdom (`UK'). If the Company has a liability to register it will be required to charge VAT at 17 1/2% on sales to UK customers and to non-UK customers where the supplies are used and enjoyed in the UK. A further liability to register and account for VAT in other European Union countries will arise if the supplies are used and enjoyed in those countries unless the customer is registered for VAT in those countries in which case he would account for VAT. This latter liability exists whether or not the Company is ruled to have a UK establishment. The maximum potential liability on 1998 revenues is approximately $5 million, less deduction for the recovery of VAT on operating expenses and recoveries from customers.

        The management are of the opinion that no liability exists and accordingly no provision has been made.

    (b) The Company makes provision for inland line costs and local network costs based on the present value of future payments required to be made by the Company for such capacity over the life of the network. Under the terms of the CSA's, the Company is liable for such ongoing costs over the life of the network which may be up to 25 years.

11. Subsequent events

    (a) On January 15, 1999 the Company terminated its Sales and Marketing agreement with Telemonde Limited (subsequently renamed Iaxis Limited). The latter company is independently owned. Telemonde Networks Limited was incorporated on February 16, 1999 to perform the sales and marketing functions previously undertaken by Telemonde Limited.

                         TELEMONDE INVESTMENTS LIMITED
             Notes to Consolidated Financial Statements (Continued)
                            As of December 31, 1998

11. Subsequent events (continued)

    (b) On January 15, 1999 the Company granted a loan facility to Telemonde Limited for $500,000. Interest rate is 10% and repayment is due when the Company is refinanced. The loan was never drawndown and the facility has subsequently been terminated.

    (c) Under the terms of a CPA dated March 31, 1999, the Company acquired an IRU in a transmission channel for US $13 million plus charges of US $350,000 per annum. The Company granted an IRU over STM-1 of the capacity to Communications Collateral Limited, although Communications Collateral Limited has an option to require the Company to repurchase the capacity. Communications Collateral Limited has granted the Company a facility of US $1 million (of which $500,000 has been used to pay a facility fee) and the Company has granted collateral over certain assets to Communications Collateral Limited.

        Communications Collateral Limited is entitled to purchase from the Company's parent shares equal to 7% of the issued share capital of the parent at the time of issuance. The exercise price is the lesser of (i) $5.25 per share or (ii) if the price per share is below $5.25 for 20 consecutive trading days prior to an equity offering by the Company of at least $10 million, the average of the per share price during such 20 day period. An associated Registration Rights Agreement, provides that Communications Collateral Limited may participate as a selling shareholder in the parent company's first underwritten public offering of at least $10 million. In addition, Communications Collateral Limited may have certain additional demand and piggyback registration rights.
        It is anticipated that the financing costs associated with the issue of warrants will amount to $6.6 million.

    (d) Under the terms of a deed dated March 31, 1999, the Company agreed to assign its rights under CSAs to the capacity supplier as security for the performance of its obligations under the CPAs entered into on the same day (note 11(c)).

    (e) On April 16, 1999 the Company terminated a CPA. Under the CPA the Company was committed to drawing down capacity over a three year period. Under the termination agreement the commitment, other than the capacity already drawndown, has been cancelled. All costs connected with the termination agreement have been expensed within the operating statement to December 31, 1998 as the decision to terminate the CPA was made in 1998.

    (f) On May 14, 1999, the Company acquired Pac-Rim Consulting Inc, a Nevada corporation ("Pac-Rim") in a stock purchase transaction. Pac-Rim was publicly traded on the NASD's Over the Counter Bulletin Board. Pursuant to the Stock Purchase Agreement, Pac-Rim issued 35,297,000 shares of Pac-Rim's common stock to the sole shareholder of the Company, in exchange for all of the issued and outstanding shares of the Company (the "Reverse"). As a result of the Reverse, the company became a wholly owned subsidiary of Pac-Rim. Following the Reverse, Pac-Rim changed its name to Telemonde Inc.

                         TELEMONDE INVESTMENTS LIMITED
             Notes to Consolidated Financial Statements (Continued)
                            As of December 31, 1998

11. Subsequent events (continued)

        The Reverse will be accounted for as a reverse purchase acquisition of Pac-Rim by the Company. Although Telemonde, Inc. (Pac-Rim was the surviving legal entity in the Reverse, the Company is considered to be the acquirer in the transaction because:

     . the sole shareholder of the Company prior to the Reverse became the majority shareholder of Pac-Rim following the Reverse;

     . the management of Pac-Rim following the Reverse is substantially the same as the management of the Company prior to the Reverse; and

     . Pac-Rim was a new entity with limited transactions rather than an operating business.

    (g) On November 8, 1999, Telemonde Inc, acquired the entire issued share capital of EquiTel Communications Limited, a telecommunications services company incorporated in the United Kingdom. The combination will be accounted for under the purchase method. Under the terms of the Share Purchase Agreement, the consideration payable to the vendors will be $19,000,000 satisfied by shares issued on completion. Goodwill of approximately US $25.2 million will be amortized over 10 years under the straight line method.

        Possible contingent consideration is listed below:

        (1) An additional sum calculated by multiplying reported earnings before interest and tax for the year ending December 31, 2000 by 6, subject to a maximum of $30,000,000, payable on June 30, 2001.

        (2) A further additional sum calculated by multiplying reported earnings before interest and tax for the year ending December 31, 2001 by 5, subject to a maximum of $50,000,000 less the amount paid under (1) above, payable on June 30, 2002.

        The additional sums under (1) and (2) above are to be satisfied by shares in Telemonde Inc. If any additional sums become payable, goodwill and the related amortization charge will increase accordingly.

        The vendors include Janet Pomeroy, Adam Bishop and Telcoworld Limited. Kevin Maxwell is associated with Telcoworld Limited. Kevin Maxwell and Adam Bishop are directors of Telemonde Inc. Kevin Maxwell was a director of EquiTel Communications Limited and Harry Pomeroy is a director of EquiTel Communications Limited.

                         TELEMONDE INVESTMENTS LIMITED
             Notes to Consolidated Financial Statements (Continued)
                            As of December 31, 1998

11. Subsequent events (continued)

        The operations of the acquired company will be included from the date of acquisition onward.

        On May 25, 1999 EquiTel Communications Limited entered into a share purchase agreement to acquire a 20% equity interest in Net Industrial Holdings Telecommunications Limited, a South African company established to develop opportunities in the Sub-Sahara telecommunications sector. The consideration will be cash of $2,000,000 and the equivalent of $3,250,000 shares in Telemonde Inc.

    (h) On November 9, 1999 the Company converted debt of $16.25 million into equity of Telemonde Inc.

    (i) On August 25, 1999 the Company's parent, Telemonde Inc., issued warrants to a supplier of bandwidth capacity, which entitle the warrant holder to purchase 1,100,000 shares of Telemonde Inc. common stock at a price of $5.25 per share. The warrants expire on August 25, 2000.

    (j) On November 5, 1999 Telemonde Inc. entered into a Heads of Agreement to acquire a UK internet, e-commerce and telecommunications business for (Pounds)100,000,000 ($ 165 million) to be satisfied by cash of (Pounds) 500,000 ($ 825,000), loan notes of (Pounds) 49.5 million ($ 81.7 million) and shares of (Pounds) 50 million ($ 82.5 million).

    (k) On November 8, 1999 Telemonde Networks Limited entered into an agreement to lease a telehouse facility at an annual cost of approximately (Pounds)750,000 ($ 1.2 million).

12. Related party transactions

    (a) Under the terms of a Sales and Marketing agreement with Telemonde Limited dated July 7, 1998, the Company appointed Telemonde Limited as exclusive sales and marketing agent. Commissions were payable based on 7% of sales receipts. As described in note 11(a) this agreement has been terminated.

    (b) On June 12, 1998 the Company entered into a loan agreement with Chiltern Group Plc. The loan of $7,500,000 was repaid in December 1998 with interest at 7% per annum. The loan was guaranteed by individuals including Adam Bishop and Harry Pomeroy, directors of the Company's parent and secured by a fixed and floating charge and a pledge over the shares of a subsidiary. An arrangement fee of $500,000 was paid on the date of drawdown. Under the terms of the loan agreement, 300 shares representing 3% of the issued share capital of Telemonde International Bandwidth (Bermuda) Limited, an operating subsidiary, were purchased by Chiltern Group Plc for $1 per share. In the opinion of the directors the fair value of the shares on the date of transfer was insignificant. In consideration for $1, Chiltern Group Plc granted the Company the right to repurchase the shares at the higher of $750,000 or fair value. By subsequent agreement, the Company re-acquired the shares on July 30, 1999 (290 shares) and May 12, 1999 (10 shares). The consideration was 1,000 shares in the Company and $1 per share respectively.

                         TELEMONDE INVESTMENTS LIMITED
             Notes to Consolidated Financial Statements (Continued)
                            As of December 31, 1998

12. Related party transactions (continued)

    (c) On July 31, 1998 the Company entered into a second loan agreement with Chiltern Group Plc. The loan of $10,500,000 was repaid in December 1998 with interest at 7% per annum. The loan was secured by a fixed and floating charge and a pledge over the Company's shares. An agreement fee of $500,000 was paid on the date of drawdown.

        Under the terms of the loan agreement, 10 shares representing less than 1% of the issued share capital of Telemonde Bandwidth (Bermuda) Limited, an operating subsidiary, were purchased by Chiltern Group Plc for $1 per share. In the opinion of the directors the fair value of the shares on the date of issue was insignificant. The call option granted to the Company under 10(c) above was terminated. By subsequent agreement the Company re-acquired the shares for $1 per share on May 12, 1999. Under the terms of the loan agreement Chiltern Group Plc was allotted 630 shares in the Company for $1 per share and 1,000 shares in the Company in exchange for 290 shares in Telemonde International Bandwidth (Bermuda) Limited. In the opinion of the directors the fair value of the shares at the date of allotment was insignificant. The shares were transferred to Rhone Financial Indemnity Re Limited on February 10, 1999 at $1 per share.

        In consideration of $1, the Company granted Chiltern Group Plc an option to acquire shares representing 10% of the issued shares of the Company prior to December 31, 1999 for $1,800,000. In the opinion of the directors the fair value of the option at the date of grant was insignificant. By subsequent agreement, the option was cancelled for nil consideration.

    (d) On October 9, 1998 the Company entered into a loan agreement with Chiltern International Finance Limited. Under the terms of the loan agreement, the loan of US $340,000 was repayable on November 30, 1998 with interest at the London Inter-Bank offered rate. The loan was guaranteed by Rhone Financial Indemnity Re Limited, the Company's shareholder. An arrangement fee of US $20,000 was paid on the date of drawdown.

    (e) During the period the Company made payments to Argonaut Limited and Harley Consultants Limited amounting to $37,000 for directors and consultancy services to the company. Mr. Michael Collins, a director of the Company, is a director of both Argonaut Limited and Harley Consultants Limited and has a controlling interest in Argonaut Limited.

    (f) During the period payments amounting to $452,000 were made to Westbourne Communications Limited for the services of an executive and a consultant and as reimbursement for expenses paid by Westbourne Communications Limited on behalf of the Company.

    (g) During the year the Company made payments to Equitel Communications Limited amounting to $898,000 for commissions earned on sales contracts. As described in note 10(g) the directors and shareholders of EquiTel Communications Limited include directors of Telemonde Inc.

                         TELEMONDE INVESTMENTS LIMITED
             Notes to Consolidated Financial Statements (Continued)
                            As of December 31, 1998

13. Liquidity

    The consolidated financial statements have been prepared assuming the Company will continue as a going concern. The company incurred a net loss of $11.7 million which has resulted in a deficit of $11.7 million as at the balance sheet date. Net cash provided by operating activities amounted to $2.6 million. The Company's ability to fund its commitments to draw down IRUs in 1999 and 2000 is dependent on its ability to sell capacity and raise finance to cover working capital requirements. In the nine months ended September 30, 1999 the Company has reported net losses of $16.4 million and cash provided by financing activities of $18.2 million

    The Company has also failed to meet its obligations to Communications Collateral Limited which at November 10, 1999 amounted to $5.0 million. As a result Communications Collateral Limited has a right to foreclose on substantially all of the Company's assets, including inventory, up to the value of $5.0 million.

    The Company has retained investment bankers in Europe and the United States to assist in raising finance to include equity capital and issuing debt. There can be no assurance that the Company will be successful in raising finance to cover working capital requirements and financial commitments.

                                 TELEMONDE INC
                  Unaudited Consolidated Statement of Income
                 For the nine months ended September 30, 1999
                       (Dollars expressed in thousands)


                                                      9 months to
                                                     September 30,
                                                             1999
                                                             ----
Operating revenues
Bandwidth revenues                                          5,857
                                                        ---------

Operating revenues                                      $   5,857
                                                        ---------

Operating expenses
Line costs                                                  5,315
Provision for doubtful debts                                  924
Selling, general & administrative expenses                  6,009
                                                        ---------

Operating expenses                                         12,248
                                                        ---------

Operating loss                                             (6,391)
                                                        ---------

Other income (expense)
Interest income                                               580
Interest expense                                           (1,109)
Amortization of financing costs                            (8,976)
Loan arrangement fees                                        (500)
                                                        ---------

Other (expense) income                                    (10,005)
                                                        ---------

Net loss                                                $ (16,396)
                                                        =========
Net loss per share - basic and diluted
                                                        $   (0.37)
                                                        =========

               See accompanying notes to unaudited consolidated
                             financial statements

                                 TELEMONDE INC
                     Unaudited Consolidated Balance Sheet
                           As at September 30, 1999
                       (Dollars expressed in thousands)

                                               September 30,
                                               -------------
                                                        1999
                                                        ----
Assets

Cash and cash equivalents                                125
Trade accounts receivable, net of allowance
for doubtful debts of $924                             4,237
Prepayments and other debtors                          3,164
Inventory                                             87,880
Property, plant and equipment                            706
Goodwill                                               1,289
                                                    --------
Total assets                                        $ 97,401
                                                    --------

Liabilities and shareholders' equity

Trade accounts payable                                85,164
Accrued expenses                                      11,332
Deferred income                                        1,139
Other loans                                            6,500
Shareholder loans                                     10,712
                                                    --------
Total liabilities                                    114,847
                                                    --------


Shareholders' equity
Share capital                                             59
Retained earnings                                    (28,128)
Additional paid in capital                            10,623
                                                    --------
Total shareholders' funds                            (17,446)
                                                    --------

Total liabilities and shareholders' funds           $ 97,401
                                                    ========

               See accompanying notes to unaudited consolidated
                             financial statements

                                 TELEMONDE INC
                 Unaudited Consolidated Statement of Cash Flows
                  For the nine months ended September 30, 1999
                        (Dollars expressed in thousands)

                                                                 9 months to
                                                                30 September
                                                                        1999
                                                                ------------
Operating activities
Net Loss                                                             (16,396)
Adjustments to reconcile net income to net
  cash provided by operating activities:
  Provision for doubtful debts                                           924
  Amortization of goodwill                                                11
  Amortization of financing costs                                      8,976
  Depreciation                                                           101
Fees satisfied by issuance of stock                                      347
  (Increase) decrease in trade accounts receivable                     4,357
  (Increase) decrease in prepayments and other debtors                (3,164)
  (Increase) decrease in inventory                                   (10,365)
  Increase (decrease) in trade accounts payable                        7,276
  Increase (decrease) in accrued expenses                             (9,570)
  Increase (decrease) in deferred income                              (2,461)
                                                                ------------
Net cash provided by (used in) operating activities                  (19,964)
                                                                ------------
Investing activities
Purchase of property, plant and equipment                               (807)
                                                                ------------
Net cash provided by (used in) investing activities                     (807)
                                                                ------------
Financing activities
Proceeds from shareholders loans                                      10,712
Proceeds from other loans                                              7,500
Issue of shares                                                           29
Proceeds from long term debt                                               -
Repayment of long term debt                                                -
                                                                ------------
Net cash provided by (used in) financing activities                   18,241
                                                                ------------

Net (decrease)/increase in cash and cash equivalents                  (2,530)
Cash and cash equivalents at start of period                           2,655
                                                                ------------
Cash and cash equivalents at end of period                               125
                                                                ============
Supplemental disclosure of cash flow information:

Interest paid                                                   $     10,585
                                                                ============

                See accompanying notes to unaudited consolidated
                              financial statements

                                 TELEMONDE INC
              Notes to Unaudited Consolidated Financial Statements
                               September 30, 1999
                        (Dollars expressed in thousands)

1.  Interim accounting policy

    In the opinion of management of Telemonde Inc (the "Corporation"), the accompanying unaudited consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, necessary to present fairly in accordance with accounting principles generally accepted in the US the financial position of the Corporation and the results of operations and cash flows for the nine months ended September 30, 1999. Although the Corporation believes that the disclosure in these financial statements is adequate to make the information presented not misleading, certain information and footnote information normally included in interim financial statements prepared in accordance with generally accepted accounting principles has been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission. Results of operations for the nine months ended September 30, 1999 are not necessarily indicative of what operating results may be for the full year. In addition, these unaudited consolidated financial statements and notes thereto should be read in conjunction with the audited consolidated financial statements presented herein.

    On May 14, 1999, Telemonde Investments Limited acquired Pac-Rim Consulting Inc, a Nevada corporation ("Pac-Rim") in a stock purchase transaction. Pac-Rim was publicly traded on the NASD's Over the Counter Bulletin Board. Pursuant to the Stock Purchase Agreement, Pac-Rim issued 35,297,000 shares of Pac-Rim's common stock to the sole shareholder of Telemonde Investments Limited, in exchange for all of the issued and outstanding shares of Telemonde Investments Limited (the "Reverse"). As a result of the Reverse, Telemonde Investments Limited became a wholly owned subsidiary of Pac-Rim. Following the Reverse, Pac-Rim changed its name to Telemonde Inc. The Reverse has been accounted for as a reverse purchase acquisition in a manner similar to the pooling of interests method of accounting. The financial information presented for periods prior to May 14, 1999 is for Telemonde Investments Limited.

2.  Changes in shareholders' equity

                                                  Ordinary        Retained      Additional
                                                     share       earnings/         Paid-in
                                                   Capital       (deficit)         Capital
                                                  --------       --------         --------

    Balance at December 31, 1998                 $      30        (11,732)               -

    Net (loss)                                           -        (16,396)               -

    Shares issued                                       29              -            1,300

    Amortization of financing costs                      -              -            8,976

    Fees satisfied by issuance of stock                  -              -              347
                                                 ---------       --------         --------
    Balance at September 30, 1999                $      59        (28,128)          10,623
                                                 =========       ========         ========

                                 TELEMONDE INC

              Notes to Unaudited Consolidated Financial Statements
                               September 30, 1999
                        (Dollars expressed in thousands)


3.  Financing

    During the nine month period to September 30, 1999 the Corporation entered into the following financing arrangements:

    (a) The Corporation sold an Indefeasible Right of Use ("IRU") over STM-1 of capacity to Communications Collateral Limited, although Communications Collateral Limited has an option to require the Corporation to repurchase the capacity. Communications Collateral Limited has granted the Company a facility of US $1 million (of which $500,000 has been used to pay a facility fee) and the Corporation has granted collateral over certain assets to Communications Collateral
          Limited.   In view of this option this IRU sale has been treated as a financing transaction and shown within "other loans".

          Communications Collateral Limited is entitled to purchase shares equal to 7% of the issued share capital of the Corporation at the time of issuance. The exercise price is the lesser of (i) $5.25 per share or
          (ii) if the price per share is below $5.25 for 20 consecutive trading days prior to an equity offering by the Company of at least $10 million, the average of the per share price during such 20 day period. An associated Registration Rights Agreement, provides that Communications Collateral Limited may participate as a selling shareholder in the first underwritten public offering of at least $10 million. In addition, Communications Collateral Limited may have certain additional demand and piggyback registration rights.

          Using an option pricing model, this warrant has been valued at $6.6 million. This has been treated as additional paid in capital and is being taken to the income statement over the period of the related financing.

     (b) On August 25, 1999 the corporation issued warrants to a bandwidth capacity supplier which entitle the warrant holder to purchase 1,100,000 shares of common stock at a price of $5.25 per share. The warrants expire on August 25, 2000.

                                 TELEMONDE INC

              Notes to Unaudited Consolidated Financial Statements
                               September 30, 1999
                        (Dollars expressed in thousands)


4.  Earnings per share

    The calculation of basic earnings per share is as follows:

                                                            9 months to
                                                          September 30,
                                                                   1999
    Net income available to common
     shareholders                                           (16,396,000)

    Average common shares issued and
     outstanding                                             44,828,829

    Basic and diluted earnings per share                   $      (0.37)
                                                           ============

    No adjustment to earnings per share arises on the issue of warrants as the effect is antidilutive.

    On the date of the reverse transaction referred to in Note 1 above, the Company issued 35,297,000 shares of common stock in exchange for the 35,297 shares of common stock in Telemonde Investments Limited. For the purposes of calculating basic earnings per share the increase in nominal share capital was deemed to take place at the beginning of the period.


5.  Operating lease commitments

    The Company entered into a property operating lease agreement with future minimum lease payments as follows:

                                 Year ended
                               December 31,
                                       2000                   $   172
                                       2001                       172
                                       2002                       172
                                       2003                       172
                                       2004                       172
                                 Thereafter                     1,005
                                                              -------
    Total minimum lease payments                              $ 1,865
                                                              =======

                                 TELEMONDE INC

              Notes to Unaudited Consolidated Financial Statements
                               September 30, 1999
                        (Dollars expressed in thousands)

6.  Contingent liabilities

    H.M. Customs & Excise in the United Kingdom are considering whether the Corporation has a liability to register for Value Added Tax (`VAT') in the United Kingdom (`UK'). If the Corporation has a liability to register it will be required to charge VAT at 17 1/2% on sales to UK customers and to non-UK customers where the supplies are used and enjoyed in the UK. A further liability to register and account for VAT in other European Union countries will arise if the supplies are used and enjoyed in those countries unless the customer is registered for VAT in those countries in which case he would account for VAT. This latter liability exists whether or not the Corporation is ruled to have a UK establishment. The maximum potential liability on 1999 revenues is approximately $900, less deduction for the recovery of VAT on operating expenses and recoveries from customers.

    The management are of the opinion that no liability exists and accordingly no provision has been made.

7.  Subsequent events

    (a) On November 8, 1999 the Corporation acquired the entire issued share capital of Equitel Communications Limited, a telecommunications services company incorporated in the United Kingdom. The combination will be accounted for under the purchase method. Under the terms of the Heads of Agreement, the consideration payable to the vendors will be $19,000,000 issued on completion. Goodwill of approximately US$25.2 million will be amortized over 10 years under the straight line method.

        Possible contingent consideration is listed below:

        (1) An additional sum calculated by multiplying reported earnings before interest and tax for the year ending December 31, 2000 by 6, subject to a maximum of $30,000,000, payable on June 30, 2001.

        (2) A further additional sum calculated by multiplying reported earnings before interest and tax for the year ending December 31, 2001 by 5, subject to a maximum of $50,000,000 less the amount paid under (1) above, payable on June 30, 2002.

        The additional sums under (1) and (2) above are to be satisfied by shares in Telemonde Inc.

                                 TELEMONDE INC

              Notes to Unaudited Consolidated Financial Statements
                               September 30, 1999
                        (Dollars expressed in thousands)


7.  Subsequent events (continued)

        The vendors include Janet Pomeroy, Adam Bishop and Telcoworld Limited. Kevin Maxwell is associated with Telcoworld Limited. Kevin Maxwell and Adam Bishop are directors of Telemonde Inc. Kevin Maxwell was a director of EquiTel Communications Limited and Harry Pomeroy is a director of EquiTel Communications Limited.

        The operations of the acquired company will be included from the date of acquisition onward.

        On May 25, 1999 EquiTel Communications Limited entered into a share purchase agreement to acquire a 20% equity interest in net Industrial Holdings Telecommunications Limited, a South African company established to develop opportunities in the Sub-Sahara telecommunications sector. The consideration will cash of $2,000,000 and the equivalent of $3,250,000 shares in Telemonde Inc.

    (b) On November 5, 1999 the Corporation entered into a Heads of Agreement to acquire a U.K. internet, e-commerce and telecommunications business for (Pounds)100 million ($165 million) to be satisfied by cash of (Pounds)500,000 ($825,000), shares of (Pounds)50 million ($82.5 million) and loan notes of (Pounds)49.5 million ($81.7 million).

    (c) On November 8, 1999 Telemonde Networks Limited entered into an agreement to lease a telehouse facility at an annual cost of approximately (Pounds)750,000 ($1.2 million).

8.  Liquidity

    The consolidated financial statements have been prepared assuming the Corporation will continue as a going concern. The Corporation incurred a net loss of $16.4 million which has resulted in a deficit of $28.1 million as at the balance sheet date. The Corporation's ability to fund its commitments to draw down IRUs in 1999 and 2000 is dependent on its ability to sell capacity and raise finance to cover working capital requirements.

    The Company has failed to meet its obligations to Communications Collateral Limited which at November 10, 1999 amounted to $5.0 million. As a result Communications Collateral Limited has a right to foreclose on substantially all of the Company's assets, including inventory, up to the value of $5.0 million.

    The Company has retained investment bankers in Europe and the United States to assist in raising finance to include equity capital and issuing debt. There can be no assurance that the Company will be successful in raising finance to cover working capital requirements and financial commitments.

                                 TELEMONDE INC

                Pro-Forma Unaudited Combined Statement of Income
                Period from March 10, 1998 to December 31, 1998
                        (Dollars expressed in thousands)

                                          Telemonde
                                         Investments       Equitel
                                           Limited      Communications  Telemonde       Adjustments       Pro-Forma
                                        (consolidated)     Limited         Inc.          (Note 2)          Combined
Operating revenues
Bandwidth revenues                        $  29,331      $       -     $       -         $       -        $  29,331
Other revenues                                    -            898             -       (a)    (898)               -
                                          ---------      ---------     ---------         ---------        ---------
Operating revenues                           29,331            898             -              (898)          29,331
                                          ---------      ---------     ---------         ---------        ---------


Operating expenses
Line costs                                   32,510              -             -       (a)    (898)          31,612
Cost of contract cancellation                 6,094              -             -                              6,094
Depreciation and amortisation                                    -             -       (b)   2,042            2,042
Selling, general and
  administrative expenses                     1,055            720             2                 -            1,777
                                          ---------      ---------     ---------         ---------        ---------
Operating expenses                           39,659            720             2             1,144           41,525
                                          ---------      ---------     ---------         ---------        ---------

Operating profit/(loss)                     (10,328)           178            (2)           (2,042)         (12,194)

Other income (expense)
Interest income                                 247              -             -                 -              247
Interest expense                               (330)             -             -                 -             (330)
Loan arrangement fees                        (1,321)             -             -                 -           (1,321)
                                          ---------      ---------     ---------         ---------        ---------
Other (expense) income                       (1,404)             -             -                             (1,404)
                                          ---------      ---------     ---------         ---------        ---------
Net profit/(loss)                         $ (11,732)     $     178     $      (2)        $  (2,042)       $ (13,598)
                                          =========      =========     =========         =========        =========



                      See accompanying notes to unaudited
                  consolidated pro forma financial statements

                                 TELEMONDE INC

                Pro-Forma Unaudited Combined Statement of Income
                  for the nine months ended September 30, 1999
                        (Dollars expressed in thousands)

                                            Telemonde         Equitel
                                               Inc         Communications    Adjustments        Pro-Forma
                                          (consolidated)      Limited          (Note 3)          Combined
Operating revenues
Bandwidth revenues                          $   5,857        $       -         $       -        $   5,857
Other revenues                                      -              525       (a)    (428)              97
                                            ---------        ---------         ---------        ---------
Operating revenues                              5,857              525              (428)           5,954
                                            ---------        ---------         ---------        ---------


Operating expenses
Line costs                                      5,315                -       (a)    (428)           4,887
Dispute settlement costs                            -            4,000                 -            4,000
Share of losses of joint ventures                   -              582                 -              582
Provision for doubtful debts                      924                -                 -              924
Depreciation and amortization                     112               31       (b)   1,897            2,040
Selling, general and
  administrative expenses                       5,897            2,257                 -            8,154
                                            ---------        ---------         ---------        ---------
Operating expenses                             12,248            6,870             1,469           20,587
                                            ---------        ---------         ---------        ---------

Operating loss                                 (6,391)          (6,345)           (1,897)         (14,633)
Other income (expense)
Interest income                                   580                2                 -              582

Amortization of financing costs                (8,976)               -                 -           (8,976)
Interest expense                               (1,109)             (12)                -           (1,121)
Loan arrangement fees                            (500)               -                 -             (500)
                                            ---------        ---------         ---------        ---------
Other (expense) income                        (10,005)             (10)                -          (10,015)
                                            ---------        ---------         ---------        ---------
Net loss                                    $ (16,396)       $  (6,355)        $  (1,897)       $ (24,648)
                                            =========        =========         =========        =========


                      See accompanying notes to unaudited
                  consolidated pro forma financial statements

                                 TELEMONDE INC

                   Pro-Forma Unaudited Combined Balance Sheet
                            as at September 30, 1999
                        (Dollars expressed in thousands)

                                            Telemonde           Equitel
                                               Inc          Communications     Adjustments         Pro-Forma
                                         (consolidated)         Limited         (Note 4)            Combined
Assets
Cash and cash equivalents                  $     125          $      43          $       -         $     168
Trade accounts receivable                      4,237                  -                  -             4,237
Other receivables                              3,164                535        (e)  (1,385)            2,314
Property, plant & equipment                      706                214                  -               920
Investment in joint venture                        -              1,038                  -             1,038
Inventory                                     87,880                  -                  -            87,880
Goodwill                                       1,289                  -        (a)  25,177            26,466
                                           ---------          ---------          ---------         ---------
Total assets                               $  97,401          $   1,830          $  23,792         $ 123,023
                                           =========          =========          =========         =========


Liabilities and shareholders' equity

Trade accounts payable                        85,164                571        (b)  (6,729)           79,006
Other payables                                     -              1,700        (e)  (1,385)              315
Accrued expenses                              11,332                147                  -            11,479
Deferred income                                1,139                  -                  -             1,139
Other loans                                    6,500                300                  -             6,800
Shareholder loans                             10,712              5,289        (b)  (9,521)            6,480
                                           ---------          ---------          ---------         ---------
Total liabilities                          $ 114,847          $   8,007          $ (17,635)        $ 105,219
                                           ---------          ---------          ---------         ---------

Stockholders' equity
Share capital                                     59                  -        (c)      11                70
Retained earnings                            (28,128)            (6,177)       (d)   6,177           (28,128)
Additional paid in capital                    10,623                  -      (b,c)  35,239            45,862
                                           ---------          ---------          ---------         ---------
Total stockholders' funds                    (17,446)            (6,177)            41,427            17,804
                                           ---------          ---------          ---------         ---------
Total liabilities
and stockholders' funds                    $  97,401          $   1,830          $  23,792         $ 123,023
                                           =========          =========          =========         =========

                      See accompanying notes to unaudited
                  consolidated pro forma financial statements

                                 TELEMONDE INC

          Notes to Pro-Forma Unaudited Combined Financial Information for the nine months ended September 30, 1999



1.  Basis of Preparation

    The unaudited pro forma combined financial information has been prepared in accordance with generally accepted accounting principles in United States and gives effect to the following:

    (a) The acquisition of all outstanding share capital of EquiTel Communications Limited in November 1999. The combination will be accounted for under the purchase method. Shares for the market value of $19 million will be issued on completion.

          Possible contingent consideration is listed below:

          (i) An additional sum calculated by multiplying reported earnings before interest and tax for the year ending December 31, 2000 by 6, subject to a maximum of $30 million, payable in the Company's common stock on June 30, 2001.

          (ii) A further additional sum calculated by multiplying reported earning before interest and tax for the year ending December 31, 2001 by 5, subject to a maximum of $50 million, less the amount paid under (i) above, payable in the Company's common stock on June 30, 2002.

          Any additional consideration will result in additional goodwill.

    (b)   A debt to equity conversion of $16,250,000.

    The pro forma combined statements of income give effect to the acquisition as if it had occurred on March 10, 1998 (date of inception of Telemonde Investments Limited). The pro forma combined balance sheet gives effect to the acquisition and the equity injection, as if they had occurred on September 30, 1999.

    The pro forma combined financial information does not purport to represent what the Corporation's results of operations would have been had the acquisitions been consummated at the beginning of fiscal 1998 nor do they project the Corporation's results for any future period.

                                 TELEMONDE INC

          Notes to Pro-Forma Unaudited Combined Financial Information for the nine months ended September 30, 1999

2. Pro-forma unaudited combined statement of income for the period from March 10, 1998 to December 31, 1998

    The pro-forma unaudited combined statements of income for the period from March 10, 1998 to December 31, 1998 gives effect to the following pro-forma adjustments:

    (a) Elimination of fees and commissions amounting to $898,000 payable by the Corporation to EquiTel Communications Limited.

    (b) Amortization of goodwill amounting to $2,042,000 attributable to the acquisition of EquiTel Communications Limited.


3. Pro-forma unaudited combined statement of income for the period from January 1, 1999 to September 30, 1999.

    The pro-forma unaudited combined statement of income for the nine months ended September 30, 1999 gives effect to the following pro-forma adjustments:

    (a) Elimination of fees and commissions amounting to $428,000 payable by the Corporation to EquiTel Communications Limited.

    (b) Amortization of goodwill amounting to $1,897,000 attributable to the acquisition of EquiTel Communications Limited.


4.  Pro-forma unaudited combined balance sheet as of September 30, 1999.

    The pro-forma unaudited combined balance sheet as of September 30, 1999 gives effect to the following pro-forma adjustments:

    (a) Capitalization of goodwill amounting to $25,177,000 arising on the acquisition of Equitel Communications Limited. This represents the purchase price (excluding any contingent consideration) of $19 million plus the fair value of net liabilities acquired of $6,177,000. Goodwill is being amortized over 10 years under the straight-line method.

                                 TELEMONDE INC

          Notes to Pro-Forma Unaudited Combined Financial Information for the nine months ended September 30, 1999



4.  Pro-forma unaudited combined balance sheet as of September 30, 1999
    (continued)


    (b) A debt to equity conversion of $16,250,000, resulting in the issue of 6,000,000 shares.

    (c) Shares valued at $19 million issued as the non-contingent consideration to acquire Equitel Communications Limited, resulting in the issue of 4,947,917 shares.

    (d) The elimination of pre-acquisition retained earnings in Equitel Communications Limited amounting to $6,177,000.

    (e)   The elimination of intercompany balances.


5.  Contingent Liabilities

    (a) H.M. Customs & Excise in the United Kingdom are considering whether the Corporation has a liability to register for Value Added Tax ('VAT') in the United Kingdom ('UK'). If the Corporation has a liability to register it will be required to charge VAT at 17 1/2% on sales to UK customers and to non-UK customers where the supplies are used and enjoyed in the UK. A further liability to register and account for VAT in other European Union countries will arise if the supplies are used and enjoyed in those countries unless the customer is registered for VAT in those countries in which case he would account for VAT. This latter liability exists whether or not the company is ruled to have a UK establishment. The maximum potential liability on 1998 and 1999 revenues is approximately $6 million, less deduction for the recovery of VAT on operating expenses and recoveries from customers.

          The management are of the opinion that no liability exists and accordingly no provision has been made.

    (b) The Corporation makes provision for inland line costs and local network costs based on the present value of future payments required to be made by the Corporation for such capacity over the life of the network. Under the terms of the CSA's, the company is liable for such ongoing costs over the life of the network which may be up to 25 years.

EquiTel Communications Limited

Company Information



Directors                        L. Trachtenberg
                                 H. Pomeroy
                                 N. Topham
                                 M. Willard


Secretary                        S. Connabeer


Company Number                   3633818


Registered Office                5th Floor, 7-10 Chandos Street, Cavendish
                                 Square,
                                 London W1M 9DR


Auditors                         Moore Stephens
                                 St. Paul's House, Warwick Lane
                                 London
                                 EC4P 4BN


Business Address                 40 Portman Square
                                 London
                                 W1H 9FH

EquiTel Communications Limited

Directors' Report
for the period ended 30 April 1999


The directors present their report and financial statements for the period from 17 September 1998 to 30 April 1999.


Principal activities and review of the business

The company was incorporated on 17 September 1998. The principal activity of the company is that of providing sales and marketing services in the telecommunication industry.


Results and dividends

The results for the period are set out on page F-35.

The directors do not recommend payment of a dividend.


Year 2000

The Directors are continuing to review the risks associated with the Year 2000 problem, both with regard to internal use of computer systems and embedded chips and in connection with relationships with third parties. They are satisfied that the steps being taken will be completed in sufficient time to eliminate any potential problems. The total costs of ensuring Year 2000 compliance have not yet been quantified fully but are not expected to be significant.


Directors

The directors in office since incorporation were:


                               Appointed               Resigned
                               ---------               --------

London Law Services Limited    17 September 1998       17 September 1998
Ian Hickson                    17 September 1998       20 April 1999
Kevin Maxwell                  18 November 1998        24 May 1999
Larry Trachtenberg             18 November 1998        -
Harry Pomeroy                  17 September 1998       -
Nicholas Topham                24 May 1999             -
Mark Willard                   22 July 1999            -

EquiTel Communications Limited

Directors' Report
for the period ended 30 April 1999



Directors' interests

The directors' interests in the shares of the company were as stated below:

                                 Ordinary shares of (Pounds)1 each
                             30 April 1999            17 September 1998

H. Pomeroy                               2                            -
L. Trachtenberg                          -                            -

Mr. Pomeroy holds these shares as nominee for his wife.


Post balance Sheet Events

On 25 May 1999 the Company entered into a Share Purchase Agreement to acquire a 20% equity interest in Net Industrial Holdings Telecommunications Limited, a South African company established to develop opportunities in the Sub-Sahara telecommunications sector. The consideration will be cash of US $2,000,000 and the equivalent of US $3,250,000 shares in Telemonde Inc. On the same day the Company entered into a Joint Venture Agreement with Net Industrial Holdings Telecommunications Limited to establish a new company ("Newco") to develop telecommunications business in Africa. Newco will be jointly owned by the Company and Net Industrial Holdings Telecommunications Limited. The initial capital of Newco will be US $50,000 and both venturers have agreed to provide an additional facility of US $100,000.

On 2 July 1999 the Company entered into a Memorandum of Understanding with Gain Communications Inc and Gain Communications Bangladesh Limited to establish a new company ("New Bangladesh Company") to carry on telecommunications activities in Bangladesh. The Company will invest up to US $1 million in New Bangladesh Company and take an equity stake of 50%.

The Company is in the process of acquiring the entire issued share capital of Callaway Continental Limited, a company incorporated in the British Virgin Islands with a telecommunications subsidiary in Spain. The terms of the acquisition are to be agreed.

EquiTel Communications Limited

Directors' Report
for the period ended 30 April 1999 (continued)

Liquidity

The financial statements have been prepared assuming the Company will continue as a going concern. The Company incurred a net loss of (Pounds)2,826,718 which has resulted in a deficit of this amount as at the balance sheet date. The Company's ability to fund its commitments in note 21 and to meet its liabilities as they fall due is dependent on its ability to generate positive cash flows from operations and to raise finance to cover working capital requirements. Subsequent to the balance sheet date the Company has received additional shareholder advances of (Pounds)2,500,000, however the Company has reported unaudited net losses of (Pounds)900,000 in the five months ended 30th September 1999.

Directors' responsibilities

Company law requires the directors to prepare financial statements for each financial period which give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. In preparing those financial statements, the directors are required to:

      -  select suitable accounting policies and then apply them consistently;
      -  make judgements and estimates that are reasonable and prudent;
      - prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.


By order of the Board

/s/ S. Connabeer

S. Connabeer
Secretary

EquiTel Communications Limited

Auditors' Report
to the shareholders of EquiTel Communications Limited

We have audited the financial statements on pages F-35 to F-47 which have been prepared under the historical cost convention in accordance with Accounting Standards in the United Kingdom and the accounting policies set out on pages F-37 to F-38.

Respective responsibilities of directors and auditors

As described on page F-33 the company's directors are responsible for the preparation of financial statements. It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

Basis of opinion

We conducted our audit in accordance with United Kingdom Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Fundamental Uncertainty

In forming our opinion, we have considered the adequacy of the disclosures made in the financial statements concerning the need for finance to meet liabilities as they fall due. The financial statements have been prepared on a going concern basis, the validity of which depends on future funding being available. The financial statements do not include any adjustments that would result from a failure to obtain additional funding. Details of the circumstances relating to this fundamental uncertainty are described in note 22. Our opinion is not qualified in this respect.

Opinion

In our opinion the financial statements give a true and fair view of the state of the company's affairs as at 30 April 1999 and of its loss for the period then ended and have been properly prepared in accordance with the Companies Act 1985.

Generally accepted accounting principles in the United Kingdom vary in certain significant respects from generally accepted accounting principles in the United States. Application of generally accepted accounting principles in the United States would not have resulted in any material adjustments to net income for the period ended 30 April 1999 or shareholders' equity at 30 April 1999.

/s/ Moore Stephens                                                MOORE STEPHENS
                                                                11 November 1999
                                                           Chartered Accountants
                                                              Registered Auditor
St. Paul's House
London
EC4P 4BN

EquiTel Communications Limited

Profit and Loss Account
for the period from 17 September 1998 to 30 April 1999

                                               Notes
Turnover                                       2                     804,199

Net operating expenses                         3                  (3,575,945)
                                                                  ----------

Operating loss                                 4                  (2,771,746)

Other interest receivable & similar income     5                         672
Amounts written off investments                6                     (55,532)
Interest payable and similar charges           7                        (112)
                                                                  ----------
Loss on ordinary activities before taxation                       (2,826,718)

Tax on loss on ordinary activities             8                           -
                                                                  ----------

Loss on ordinary activities after taxation    14         (Pounds) (2,826,718)
                                                                  ==========

The profit and loss account has been prepared on the basis that all operations are continuing operations.

There are no recognised gains and losses other than those passing through the profit and loss account.

EquiTel Communications Limited

Balance Sheet
as at 30 April 1999
                                                             1999

                                        Notes   (Pounds)               (Pounds)
Fixed assets
Tangible assets                            9                            89,484
Investments                               10                            62,650
                                                                    ----------
                                                                       152,134

Current assets
Debtors                                   11      393,979
Cash at bank and in hand                           18,136
                                               ----------
                                                  412,115

Creditors: amounts falling
 due within one year                      12   (2,754,603)
                                               ----------
Net current liabilities                                             (2,342,488)
                                                                    ----------
Total assets less current liabilities                               (2,190,354)


Creditors: amounts falling due after
 more than one year                       12                          (636,364)
                                                                    ----------
                                                           (Pounds) (2,826,718)
                                                                    ==========
Capital and reserves

Called up share capital                   13                                 -

Profit and loss account                   14                        (2,826,718)
                                                                    ----------
Shareholders' deficit - equity interests  15               (pounds) (2,826,718)
                                                                    ==========

The financial statements were approved by the Board on 4 November 1999

/s/ Larry Trachtenberg
Larry Trachtenberg
Director

EquiTel Communications Limited

Notes to the financial statements
for the period from 17 September 1998 to 30 April 1999

1.   Accounting policies

1.1  Accounting convention

     The financial statements are prepared in accordance with Accounting Standards in the United Kingdom and under the historical cost convention.

     The company has taken advantage of the exemption in Financial Reporting Standard No.1 from the requirement to produce a cashflow statement on the grounds that it is a small company.

     The financial statements have been prepared on the going concern basis which assumes that the company will continue in operation for the foreseeable future. The ability of the company to continue as a going concern is dependent upon the ability of the company to generate operating cash flows or raise working capital from shareholders or external sources.

1.2  Compliance with accounting standards

     The accounts have been prepared in accordance with applicable accounting standards.

1.3  Turnover

     Turnover represents amounts receivable for goods and services net of VAT and trade discounts.

1.4  Tangible fixed assets and depreciation

     Tangible fixed assets are stated at cost less depreciation. Depreciation is provided at rates calculated to write off the cost less estimated residual value of each asset over its expected useful life, as follows:

     Plant and machinery                     33 1/3% reducing balance
     Fixtures, fittings & equipment          25% reducing balance

1.5  Leasing

     Rentals payable under operating leases are charged against income on a straight line basis over the lease term.

1.6  Investments

     Fixed asset investments are stated at cost less provision for diminution in value.

EquiTel Communications Limited

Notes to the financial statements
for the period from 17 September 1998 to 30 April 1999

1.7  Deferred taxation

     Deferred taxation is provided at appropriate rates on all timing differences using the liability method only to the extent that, in the opinion of the directors, there is a reasonable probability that a liability or asset will crystallise in the foreseeable future.

1.8  Foreign exchange

     Transactions denominated in foreign currencies are translated into Pounds Sterling at rates of exchange prevailing on the date of transaction.

     Liabilities and current assets denominated in foreign currencies are re-converted into Sterling at rates prevailing on the balance sheet date. The results, assets and liabilities of the company's interest in Desert Telecommunication Services LLC have been converted into Sterling using the closing rate method.

     Exchange differences are dealt with in the profit and loss account except for gains and losses arising on the reconversion of the company's net investment in Desert Telecommunication Services LLC, which are dealt with in profit and loss account reserves.

2.   Turnover

     The total turnover of the company for the period has been derived from its principal activity wholly undertaken in the United Kingdom.

3.   Net operating expenses

                                                        1999
                                                     (Pounds)

     Administrative expenses                         987,721
     Exceptional item (Note 4)                     2,424,242
     Provision against amounts owed by
      participating interests                        197,097
     Other operating income                          (33,115)
                                                   ---------
                                          (Pounds) 3,575,945
                                                   ---------

EquiTel Communications Limited

Notes to the financial statements
for the period from 17 September 1998 to 30 April 1999

4.   Operating loss

                                                   1999
                                                 (Pounds)

     Operating loss is stated after charging;
     Provision against amount owed by
      participating interests                      197,097
     Depreciation of tangible assets                 2,466
     Operating lease rentals                        62,728
     Auditors' remuneration                         10,000
     Exceptional item                            2,424,242
                                                 =========

     The exceptional item relates wholly to the cost of resolving a dispute with the former employer (and associated companies) of certain former employees of the Company.


5.   Other interest receivable and similar income

                                                       1999
                                                     (Pounds)

     Bank interest                                      672
                                                    =======


6.   Amounts written off investments

                                                       1999
                                                     (Pounds)

     Amounts written off fixed asset investments:
     -  permanent diminution in value                55,532

                                                    =======


7.   Interest payable

                                                       1999
                                                     (Pounds)

     On bank loans and overdrafts                       112
                                                    =======

EquiTel Communications Limited

Notes to the financial statements
for the period from 17 September 1998 to 30 April 1999


8.   Taxation

     The company is not liable to corporation tax due to its net loss in the current period.


9.   Tangible fixed assets

                                               Plant and                  Fixtures,       Total
                                               machinery                 fittings &
                                                                        equipment
                                               (Pounds)                   (Pounds)       (Pounds)

     Cost
     Additions                                     96,101                 17,500           113,601
     Disposals                                    (16,900)                (4,751)          (21,651)
                                                  -------                 ------           -------
     At 30 April 1999                              79,201                 12,749            91,950
                                                  -------                 ------           -------
     Depreciation
     Charge for the period and
     at 30 April 1999                               2,200                    266             2,466
                                                  -------                 ------           -------
     Net book value
     At 30 April 1999                     (Pounds) 77,001        (Pounds) 12,483   (Pounds) 89,484
                                                  =======                 ======           =======

10.  Fixed asset investments

                                                        Shares in
                                                     participating
                                                       interests
                                                        (Pounds)

     Cost
     Additions and at 30 April 1999                      118,182
                                                         -------

     Provisions for diminution in value
     Charge for the period and at 30 April 1999           55,532
                                                         -------
     Net book value
     At 30 April 1999                            (Pounds) 62,650
                                                         =======

EquiTel Communications Limited

Notes to the financial statements
for the period from 17 September 1998 to 30 April 1999

10.  Fixed asset investments (continued)

     Holdings of more than 20%
     The company holds more than 20% of the share capital of the following companies:

     Company                                Country of registration  Shares held
                                            or incorporation        Class
                                            %

     Desert Telecommunication Services LLC  Oman                    Ordinary
                                            49
     EquiTel Card Services Limited          United Kingdom          Ordinary
                                            100
     Teleroute Limited                      United Kingdom          Ordinary
                                            100
     Telesource Limited                     United Kingdom          Ordinary
                                            100

                                            ====

     The United Kingdom companies are dormant. The balance sheet of Desert Telecommunication Services LLC as at 30 April 1999 is summarised as:

                                            US $          (Pounds)
     Fixed assets
     Plant and equipment                   339,845         205,967

     Current assets
     Accounts receivable                     9,961           6,037
     Advances and prepayments               19,223          11,650
     Bank balances and cash                127,064          77,008
                                         ---------        --------
                                           156,248          94,695
                                         ---------        --------
     Current liabilities
     Accounts payable and accruals         176,544         106,996
     Amounts due to shareholders and
      companies related to shareholders    338,427         205,107
                                         ---------        --------
                                           514,971         312,103
                                         ---------        --------

     Net current liabilities              (358,723)       (217,408)
                                         ---------        --------


     Net liabilities                       (18,878)        (11,441)
                                         =========        ========
     Capital and reserves
     Share capital                         388,601         241,188
     Accumulated losses                   (407,479)       (252,629)
                                         ---------        --------

                                           (18,878)        (11,441)
                                         =========        ========

EquiTel Communications Limited

Notes to the financial statements
for the period from 17 September 1998 to 30 April 1999

10.  Fixed asset investments (continued)

     The income statement of Desert Telecommunication Services LLC for the period from 1 March 1999 to 30 April 1999 is summarised as:-


                                         US $    (Pounds)

     Turnover                         212,958    129,065
     Cost of sales                   (182,622)  (110,680)
                                     --------   --------


     Gross profit                      30,336     18,385

     Net operating expenses          (437,815)  (265,342)
                                     --------   --------


     Loss for the period             (407,479)  (246,957)
                                     --------   --------


     The company's share of losses reported by Desert Telecommunication Services LLC amounts to (Pounds)123,479 however full provision has been made for 100% of reported loses on grounds of uncertainty. The company entered into commercial contracts operated through the joint venture as prime contractor.

 11. Debtors

                                                         1999
                                                      (Pounds)

     Trade debtors                                     68,476
     Amounts owed by related undertakings              43,649
     Amounts owed by participating interests                -
     Other debtors                                    261,054
     Prepayments and accrued income                    20,800
                                                     --------
                                                      393,979
                                                     ========

EquiTel Communications Limited

Notes to the financial statements
for the period from 17 September 1998 to 30 April 1999


11.  Debtors (continued)


     Amounts falling due after more than one year and included in debtors above are:

                                                                1999
                                                             (Pounds)

     Other debtors                                           131,788
                                                            ========

     This represents a rent deposit which will be repaid to the Company in February 2004. Other debtors includes expense advances of (Pounds)6,095 made to Larry Trachtenberg, which have subsequently been cleared.


12.  Creditors

                                                                       Amounts falling
                                                Amounts falling    due after more than
                                             due within one year              one year
                                                        (Pounds)              (Pounds)

     Trade creditors                                     298,438                     -
     Amounts owed to related undertakings                  8,621               636,364
     Taxes and social security costs                      72,358                     -
     Other creditors                                   2,012,285                     -
     Other loans                                         158,657                     -
     Accruals and deferred income                        204,244                     -
                                                     -----------            ----------
                                                       2,754,603               636,364
                                                     ===========            ==========

     Amounts due to related undertakings comprise:

     Telemonde Networks Limited                                               8,621
     Shareholder and related parties                                        636,364
                                                                           --------
                                                                   (Pounds) 644,985
                                                                          --------

     Kevin Maxwell and Ian Hickson were directors of Telemonde Networks Limited.

     The shareholder and related party loans are unsecured and repayable when the resources of the company permit. Interest is payable at 10 per cent per annum.

EquiTel Communications Limited

Notes to the financial statements
for the period from 17 September 1998 to 30 April 1999


13.  Share capital
                                                                 1999
                                                              (Pounds)

     Authorised
     10,000 Ordinary shares of (Pounds)1 each                   10,000
                                                              ========


     Allotted, not yet called up
     2 Ordinary shares of (Pounds)1 each                             -
                                                              ========


14.  Statement of movements on profit and loss account

                                                             Profit and
                                                           loss account
                                                               (Pounds)

     Retained loss for the period                           (2,826,718)
                                                            ==========


15.  Reconciliation of movements in shareholders' funds
                                                                  1999
                                                               (Pounds)

     Loss for the financial period                          (2,826,718)
     Proceeds from issue of shares                                   -
                                                            ----------
     Net depletion in shareholders' funds                   (2,826,718)
                                                            ==========


16.  Contingent liability

     The company has indemnified British Telecommunications Plc ("BT") against all claims or legal proceedings brought or threatened against BT arising from the provision of a satellite circuit between Oman and the United Kingdom.

EquiTel Communications Limited

Notes to the financial statements
for the period from 17 September 1998 to 30 April 1999


17.  Financial commitments

     At 30 April 1999 the company had annual commitments under non-cancelable operating leases as follows:

                                      Land and       Other
                                      buildings
                                       (Pounds)    (Pounds)
     Expiry date:
     Within one year                    3,000            -
     Between two and five years       175,718      354,216
                                     --------      -------
                                      178,718      354,216
                                     ========      =======


18.  Directors' emoluments
                                                      1999
                                                   (Pounds)

     Emoluments for qualifying services            133,250
                                                   =======

19.  Employees

     Number of employees
     The average monthly number of employees (including directors) during the period was:

                                                      1999
                                                    Number
     Management and administration                      11
                                                   =======
     Employment costs
                                                   (Pounds)

     Wages                                         178,128
     Social security costs                          21,072
                                                   -------

                                                   199,200
                                                   =======

EquiTel Communications Limited

Notes to the financial statements
for the period from 17 September 1998 to 30 April 1999

20.  Related party transactions

     Turnover amounting to (Pounds)804,199 is attributable to operating subsidiaries of Telemonde Inc. Kevin Maxwell is a director of Telemonde Inc. At 30 April 1999 the amount due from the operating subsidiaries was (Pounds)320,000.

     Kevin Maxwell was a consultant retained by Westbourne Communications Limited, a company which provided consultancy services amounting to (Pounds)84,000 and recharged accommodation costs of (Pounds)178,448. At 30 April 1999, the amount due to Westbourne Communications Limited was (Pounds)68,413.

21.  Post Balance Sheet Events

     On 25 May 1999 the Company entered into a Share Purchase Agreement to acquire a 20% equity interest in Net Industrial Holdings Telecommunications Limited, a South African company established to develop opportunities in the Sub-Sahara telecommunications sector. The consideration was cash of US $2,000,000 and the equivalent of US $3,250,000 shares in Telemonde Inc. On the same day the Company entered into a Joint Venture Agreement with Net Industrial Holdings Telecommunications Limited to establish a new company ("Newco") to develop telecommunications business in Africa. Newco will be jointly owned by the Company and Net Industrial Holdings Telecommunications Limited. The initial capital of Newco will be US $50,000 and both venturers have agreed to provide an additional facility of US $100,000.

     On 2 July 1999 the Company entered into a Memorandum of Understanding with Gain Communications Inc and Gain Communications Bangladesh Limited to establish a new company ("New Bangladesh Company") to carry on telecommunications activities in Bangladesh. The Company will invest up to US $1 million in New Bangladesh Company and take an equity state of 50%.

     The Company is in the process of acquiring the entire issued share capital of Callaway Continental Limited, a company incorporated in the British Virgin Islands with a telecommunications subsidiary in Spain. The terms of the acquisition are to be agreed.

     It is further anticipated that operations will commence in Russia through a joint venture.

EquiTel Communications Limited

Notes to the financial statements
for the period from 17 September 1998 to 30 April 1999

22.  Liquidity

     The financial statements have been prepared assuming the Company will continue as a going concern. The Company incurred a net loss of (Pounds)2,826,718 which has resulted in a deficit of this amount as at the balance sheet date. The Company's ability to fund its commitments in note 21 and to meet its liabilities as they fall due is dependent on its ability to generate positive cash flows from operations and to raise finance to cover working capital requirements. Subsequent to the balance sheet date the Company has received additional shareholder advances of (Pounds)2,500,000. However the Company has reported unaudited net losses of (Pounds)900,000 in the five months ended 30th September 1999.

     There can be no assurance that the Company will be successful in generating positive cash flows from operations or in raising finance to cover working capital requirements and financial commitments.

(b)  Exhibits

Exhibit No.     Description
-----------     -----------

2.1 Stock Purchase Agreement among Pac-Rim Consulting, Inc., Thomas Gelfand, Telemonde Investments Limited, and Rhone Financial Indemnity Re Limited, dated as of May 14, 1999.

2.2 Agreement Relating to the Sale and Purchase of Shares in the Capital of EquiTel Communications Limited among (1) Telcoworld Limited and Others, (2) Telemonde, Inc., and (3) Harry Pomeroy and Larry Trachtenberg, dated November 8, 1999.

2.3 Agreement and Plan of Merger of Telemonde, Inc., a Nevada corporation, into Telemonde, Inc., a Delaware corporation, dated October 29, 1999.

2.4 Share Purchase Agreement for the Sale and Purchase of all the issued share capital of TGA (UK) Limited, between the shareholders of TGA (UK) and Telemonde, Inc., dated August 9, 1999.

2.5(a) Share Purchase Agreement for the sale and purchase of all the issued capital shares of Carnival Enterprises Limited and 10% of the issued share capital of ITS Europe, S.L. among (1) Market Consultant Limited, (2) Volim Holding B.V., (3) Callaway Continental Limited and (4) EquiTel Communications, dated October 22, 1999.

2.5(b) Share Purchase Agreement for the sale and purchase of 400,000 shares of common stock of Telemonde, Inc. between Market Consultant Limited and Callaway Continental Limited, dated October 22, 1999.

3.1(a)          Certificate of Incorporation of Telemonde, Inc., filed June 29,
                1999.

3.1(b) Certificate of Merger between Telemonde, Inc., a Nevada corporation, and Telemonde, a Delaware corporation.

3.2             By-Laws of Telemonde, Inc.

4.1             Form of Common Stock Certificate.

4.2 Registration Rights Agreement between Telemonde, Inc. and Communications Collateral Limited, dated September 1, 1999.

4.3 Registration Rights Agreement between Telemonde, Inc. and Atlantic Crossing, Ltd., dated August 25, 1999.

10.1 Warrant from Telemonde, Inc. to Communications Collateral Limited, dated September 1, 1999.

10.2 Warrant from Telemonde, Inc. to Atlantic Crossing, Ltd., dated August 25, 1999.

10.3 Consulting Agreement between Telemonde, Inc. and Gottfried von Bismarck, dated November 2, 1999 and effective as of July 1, 1999.

10.4            Form of Employment Agreement between Executive Officers and
                Telemonde.

10.4(a)         Schedule of Employees covered by Form of Employment Agreement.

10.5 Capacity Sales Agreement between Gemini Submarine Cable System Limited and Telemonde International Bandwidth (Bermuda) Limited, April 3, 1998.

10.5(a) Promissory Note from Telemonde, Inc. to Gemini Submarine Cable System Limited, dated August 27, 1999 for $1,300,000.

10.5(b) Promissory Note from Telemonde, Inc. to Gemini Submarine Cable System Limited, dated August 27, 1999 for $1,400,000.

10.6 Capacity Purchase Agreement between Atlantic Crossing Ltd. and Telemonde Bandwidth (Bermuda) Limited, dated June 10, 1998.

10.7 Transmission Capacity Agreement among MCI Worldcom Global Networks U.S., Inc., and MFS Cableco (Bermuda) Limited, and, EquiTel Bandwidth Limited, dated December 1998.

10.8 Transmission Capacity Agreement among MCI WorldCom Global Networks U.S., Inc., and MCI Worldcom Global Networks Limited, and Telemonde International Bandwidth Limited, dated March 31, 1999.

10.9 Transmission Capacity Agreement between Telemonde International Bandwidth Limited and Communications Collateral Limited and Capacity Option Agreement between Telemonde Investments Limited and Communications Collateral Limited, both dated April 15, 1999.

10.10 Composite Guarantee and Debenture, among (1) Telemonde Investments Limited, (2) Telemonde International Bandwidth (Bermuda) Limited, Telemonde

                Bandwidth (Bermuda) Limited, Telemonde International Bandwidth Limited, and (3) Communications Collateral Limited, dated April 12, 1999.

10.11 Loan Facility Agreement between Telemonde Investments Limited and Communications Collateral Limited, dated April 15, 1999.

21              Subsidiaries of Registrant.

27              Financial Data Schedule.

99.1 Heads of Agreement between Telemonde, Inc. and the shareholders of Global Communications Holdings (Limited) and Telemonde, Inc., dated November 5, 1999.

99.2 Agreement relating to a Lease and Services Agreement between Global Switch (London) Limited and Telemonde Networks Limited, dated November 8, 1999.

99.3 Term Sheet for the purchase of 16% to 51% of DeserTel, dated November 8, 1999.

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of New York, State of New York, on November 15, 1999

                                            TELEMONDE, INC.


                                       By:  /s/ Adam Bishop
                                            ----------------------
                                            Adam Bishop, President


                               POWER OF ATTORNEY
                               -----------------

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Adam Bishop and Larry Trachtenberg, and each of them severally, his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendment to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming that all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     This registration statement has been signed by the following persons in the capacity and on the dates indicated.

           Signatures                         Title                      Date
          ------------                       -------                    ------

/s/ Kevin Maxwell                Chairman and Director             November 15, 1999
------------------
Kevin Maxwell

/s/ Adam Bishop                  President, Chief Executive        November 15, 1999
----------------
AdamBishop                       Officer, Treasurer and Director


/s/ Gottfried von Bismarck       Director and Secretary            November 15, 1999
----------------------------
Count Gottfried von Bismarck


/s/ Miguel D. Tirado             Director                          November 15, 1999
---------------------
Miguel D. Tirado


/s/ Mark Hollo                   Director                          November 15, 1999
---------------
Mark Hollo